EMC. Insurance Group Inc.

2005 annual report


Count on EMC.

On Track

Corporate Profile

EMC Insurance Group Inc. (Group) is a publicly-held insurance holding company with operations in property and casualty insurance and reinsurance. Our operations are conducted together with those of our parent corporation, Employers Mutual Casualty Company (Employers Mutual). We conduct business collectively under the trade name EMC Insurance Companies.

Established in 1911, Employers Mutual is a mutual insurance company headquartered in Des Moines, Iowa, that employs approximately 2,300 people countrywide. EMC Insurance Group Inc. was formed in 1974 and became publicly held in 1982. Employers Mutual owns 57 percent of Group's stock. EMC Insurance Group Inc.'s common stock trades on the NASDAQ National Market tier of the NASDAQ Stock market under the symbol EMCI.


EMC Insurance Companies
EMPLOYERS MUTUAL CASUALTY COMPANY
EMC PROPERTY & CASUALTY COMPANY
EMC RISK SERVICES, LLC
HAMILTON MUTUAL INSURANCE COMPANY
UNION INSURANCE COMPANY OF PROVIDENCE
Affiliated with EMC National Life Company
EMC Insurance Group Inc.
DAKOTA FIRE INSURANCE COMPANY
EMC REINSURANCE COMPANY
EMCASCO INSURANCE COMPANY
EMC Underwriters, LLC
FARM AND CITY INSURANCE COMPANY
ILLINOIS EMCASCO INSURANCE COMPANY

Market Territories

Employers Mutual is licensed in all 50 states and the District of Columbia; however, the majority of our business is generated in the Midwest. We primarily focus on the sale of commercial lines of property and casualty insurance to smaller and midsize businesses, as well as some larger accounts and personal lines.

Our insurance products are marketed through 16 branch offices located strategically throughout the United States and through a distribution network of approximately 2,200 independent insurance agencies. Each branch office performs its own underwriting, claims, marketing and loss control functions. A local presence through our decentralized network of branch offices is important to our success. This allows us to develop marketing strategies, products and pricing that target the needs of individual marketing territories and take advantage of different opportunities for profit. Our operating structure enables us to develop close relationships with our agents and customers.


Bismarck
Minneapolis
Milwaukee
Lansing
Providence
Chicago
Des Moines
Valley Forge
Omaha
Davenport
Cincinnati
Denver
Kansas City
Wichita
Charlotte
Irvine
Phoenix
Little Rock
Birmingham
Dallas
Jackson
● EMC BRANCH OFFICES
○ EMC SERVICE OFFICES

2005 FINANCIAL HIGHLIGHTS

($ in thousands, except per share data)

FOR THE YEAR	**2005**	**2004**	**% CHANGE**
Total revenues	$ 460,812	$380,358	21.1 %
Income before income taxes	$ 60,110	$ 15,571	286.0 %
Net income	$ 43,009	$ 13,185	226.2 %

PER SHARE	**2005**	**2004**	**% CHANGE**
Net income	$ 3.16	$ 1.10	187.3 %
Catastrophe and storm losses	$ 1.16	$ 1.01	14.9 %
Dividend paid	$ 0.61	$ 0.60	1.7 %
Book value per share	$ 19.20	$ 16.84	14.0 %

MARKET PRICE	**2005**	**2004**	**% CHANGE**
High	$ 22.08	$ 25.51	(13.4)%
Low	$ 15.84	$ 18.02	(12.1)%
Close on December 31	$ 19.94	$ 21.64	(7.9)%

AT YEAR END	**2005**	**2004**	**% CHANGE**
Average return on equity (ROE)	17.5%	6.4%	173.4 %
Total assets	$1,113,682	$934,816	19.1 %
Shareholders' equity	$ 261,883	$228,473	14.6 %
Price to book value	1.04x	1.29x	(19.4)%
Number of shares outstanding	13,642,705	13,568,945	0.5 %
Number of registered shareholders	1,118	1,201	(6.9)%
Number of independent insurance agencies	2,200	2,350	(6.4)%

■ RETURN ON EQUITY (ROE) - EMCI
○ RETURN ON EQUITY (ROE) - INDUSTRY



17.5%
15.3%
12.0%
10.8%
10.5%
8.9%
6.4%
2.2%
-1.2%
-1.5%
2001
2002
2003
2004
2005

OPERATING REVENUES
($ in thousands, excluding realized investment gains/losses)



$297,024
$330,687
$361,187
$375,980
$456,978
2001
2002
2003
2004
2005

■ GAAP COMBINED RATIO
○ INDUSTRY COMBINED RATIO



113.9
107.2
101.9
100.7
100.2
100.1
104.9
98.3
101
95.7
2001
2002
2003
2004
2005


Count on EMC

Left to right: Ronald W. Jean, William A. Murray and Bruce G. Kelley

TABLE OF CONTENTS

LOOKING BACK TO PLAN FOR THE FUTURE: SETTING THE PACE FOR 2006

Dear Shareholders:

The plan is simple – remain focused on the fundamentals of our business model. Those fundamentals include sound and consistent underwriting, profitable growth and exceptional service for all of our stakeholders. In 2005, we successfully executed our plan and our result was exceptional by all standards, despite another devastating hurricane season.

In 2005, we achieved records in the following financial categories:

- *GAAP combined ratio of 95.7*
- *Net income of $43 million or $3.16 per share*
- *Operating income of $40.5 million or $2.98 per share*
- *Total assets of $1.1 billion, an increase of 19.1 percent*
- *Total revenues of $457 million, an increase of 21.5 percent*
- *Total shareholders' equity of $261.9 million, an increase of 14.6 percent*
- *Net written premiums of $443.2 million, an increase of 26 percent*
- *Total invested assets of $949.8 million, an increase of 21.9 percent*

But, our plan does not stop there. We are committed to consistent long-term growth and a focus on continuous improvement. As a management team, we are "on track" to maintain that focus. Our core fundamentals are sound and we are well positioned for continued success.

Thank you for your continued interest in EMC Insurance Group Inc.

Bruce G. Kelley, CPCU, CLU
President & Chief Executive Officer

William A. Murray, CIC, AU
Executive Vice President & Chief Operating Officer

Ronald W. Jean, FCAS, MAAA
Executive Vice President for Corporate Development

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS – The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding forward-looking statements. Accordingly, any forward-looking statement contained in this report is based on management's current beliefs, assumptions and expectations of the Company's future performance, taking into account all information currently available to management. These beliefs, assumptions and expectations can change as the result of many possible events or factors, not all of which are known to management. If a change occurs, the Company's business, financial condition, liquidity, results of operations, plans and objectives may vary materially from those expressed in the forward-looking statements. The risks and uncertainties that may affect the actual results of the Company include, but are not limited to, the following: catastrophic events and the occurrence of significant severe weather conditions; the adequacy of loss and settlement expense reserves; state and federal legislation and regulations; changes in our industry, interest rates or the performance of financial markets and the general economy; rating agency actions and other risks and uncertainties inherent to the Company's business. When we use the words "believe," "expect," "anticipate," "estimate," or similar expressions, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements.

Combined Ratio

The combined ratio is a measure utilized by insurance companies to gauge underwriting profitability and is calculated by dividing losses and expenses incurred by premiums earned. A number less than 100 generally indicates an underwriting gain; a number greater than 100 generally indicates an underwriting loss.

Business Segments By Revenues


Reinsurance
23%
Property and Casualty
77%

Pooling Agreement

Each company participating in the pooling agreement cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All premiums, losses, settlement expenses and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. Employers Mutual negotiates reinsurance agreements that provide protection on the pool and each of its participants, including protection against losses arising from catastrophic events.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. As a result, the pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually.

Make A Plan – Make It Work

For several years, we have used the annual report as a means of communicating the changes that have been initiated within our organizational structure. We have discussed the continued development of staff, increased efforts at defining and refining our agency relationships, heightened awareness in corporate governance and paramount changes in technology. Most of all, we have greatly emphasized our strategic planning process and the implementation of our plan. Over the last few years, we have seen many benefits from our efforts.

One measure of the success of our strategic and operational plans is our financial performance. In 2005, it was abundantly clear that we were successful in not only making a plan, but making that plan work for us.

2005 Performance

2005 was an extraordinary year for us in many respects and new Company records were set in nearly every financial measure. Total assets increased 19.1 percent and, for the first time, exceeded $1.1 billion. Net income, including realized investment gains and losses for the year, was $43 million, or $3.16 per share, nearly three times greater than one year ago. The combined ratio was 95.7 percent and our return on equity was 17.5 percent.

Our operating income for the year was $40.5 million, or $2.98 per share. A well-performing underlying book of business and our ability to mitigate our hurricane losses with a properly structured reinsurance program fueled our underwriting success.

Written premiums increased 26 percent to $443.2 million and earned premiums increased 20.3 percent to $415.6 million. For the most part, the increase in both written and earned premiums was a result of an increase in our aggregate participation in the EMC Insurance Companies' pooling agreement. The participation increased from 23.5 percent to 30 percent, effective January 1, 2005. The increase in earned premiums also reflects, however, the impact of rate increases implemented in the property and casualty insurance segment during 2004.


■ NET WRITTEN PREMIUMS
○ EARNED PREMIUMS
($ in thousands)
$290,700
$265,280
$313,837
$297,043
$339,649
$330,623
$351,904
$345,478
$443,234
$415,625
2001
2002
2003
2004
2005

Rate competition increased moderately in the property and casualty insurance marketplace during 2005, and there are indications of more intense rate competition in select territories and lines of business in the immediate future. We expect market conditions to remain competitive in 2006, with some price firming in certain lines of business and regions of the country that have hurricane exposures. Rate competition in the Midwestern states, where we do most of our business, is expected to intensify somewhat in 2006 as many insurance companies attempt to reduce their coastal exposures.

Investment income increased 36.1 percent to $40.7 million for the year. This increase is primarily attributed to additional interest income earned on $107.8 million of cash received from Employers Mutual Casualty Company in the first quarter of 2005 in connection with the change in the pooling arrangement. For the last several years, interest rates have been at historic lows. As a result, called and matured fixed maturity securities have been replaced at much lower interest rates, which has reduced our interest income. In 2005, interest rates trended upward, but are still significantly below historic averages.

Favorable prior year loss development during 2005 was $15.4 million, or $0.74 per share after tax. In 2004, we experienced adverse prior year loss development due to a heightened emphasis by the branches to adequately set case reserves. At year-end 2004 our reserves were at the high end of the range of actuarial indications. Further examination of case reserves on a quarterly basis in 2005 reiterated the adequacy of case reserves resulting in an overall favorable prior year loss development in 2005. Our 2005 reserve adequacy is consistent with 2004.

Both the property and casualty segment and reinsurance segment performed well in 2005 with GAAP combined ratios of 97.1 percent and 91 percent respectively, with an overall combined ratio of 95.7 percent.

Commercial Vs. Personal


Personal
20%
Commercial
80%

Geographic Distribution Of Direct Written Premium

Arizona	*3.8%*
Colorado	*3.1%*
Illinois	*4.3%*
Iowa	*15.1%*
Kansas	*9.1%*
Michigan	*4.1%*
Minnesota	*3.3%*
Nebraska	*6.4%*
Pennsylvania	*3.4%*
Texas	*4.6%*
Wisconsin	*5.6%*
*Other **	*37.2%*

** Includes all other jurisdictions, none of which account for more than 3%*

Investments


Other Long-term Investments 0.5%
Fixed Maturity Securities Held-to-maturity 2.1%
Short-term Investments 4%
Equity Securities Available-for-sale 9.8%
Fixed Maturity Securities Available-for-sale 83.6%

TOTAL ASSETS
($ in thousands)


$671,565
$674,864
$899,712
$934,816
$1,113,682
2001
2002
2003
2004
2005

DEVELOPMENT ON PRIOR YEARS' RESERVES (FAVORABLE)/ADVERSE
($ in thousands)


$5,167
$6,998
$7,476
$20,138
$(15,408)
2001
2002
2003
2004
2005

2005 Hurricanes

Name	Dates	Category
Cindy	July 3-7	1
Dennis	July 4-13	4
Emily	July 10-21	4
Irene	Aug. 4-18	2
Katrina	Aug. 23-31	5
Maria	Sept. 1-14	3
Nate	Sept. 5-10	1
Ophelia	Sept. 6-23	1
Philippe	Sept. 17-23	1
Rita	Sept. 17-26	5
Stan	Oct. 1-5	1
Vince	Oct. 8-11	1
Wilma	Oct. 15-25	5
Beta	Oct. 26-31	3
Epsilon	Nov. 29-Dec. 8	1

Saffir-Simpson Scale

Category 1: *74-95 mph winds*
Category 2: *96-110 mph winds*
Category 3: *111-130 mph winds*
Category 4: *131-155 mph winds*
Category 5: *156 and greater mph winds*

Changes To The 2006 Reinsurance Coverage

The reinsurance subsidiary's retention, or cap, on losses assumed per event will increase from $1.5 million to $2 million.

Renewal of the catastrophe reinsurance program protecting the pool participants will include the addition of an annual aggregate deductible, and the top cover on the program will increase from $100 million to $110 million.

The cost of the coverage will increase to 10.5 percent of written premiums rather than 8.5 percent paid in 2005.

Hurricanes

On August 23, 2005, Hurricane Katrina roared ashore as the fifth hurricane of the season. Nearly 1,200 people lost their lives and thousands instantly became homeless. The storm heavily affected the states of Louisiana, Mississippi, Alabama and Florida. On an industry basis, insured losses associated with Hurricane Katrina are estimated to be approximately $40 billion. The total impact for the Company was $3.6 million, or $0.17 per share after tax. More than 1,400 claims were submitted. As of this writing, 97 percent of those claims have been adjusted and paid. The claims associated with Katrina were primarily personal lines claims and amounted to 62 percent of all the claims submitted for this catastrophe. The other 32 percent of the claims were for commercial lines.

The tenth hurricane of the season landed on September 18, 2005, and its name was Rita. Rita claimed six lives as she passed through Louisiana and Texas. On an industry basis, insured losses associated with Hurricane Rita are estimated to be approximately $4.7 billion. Rita's total financial impact to our Company was $5.5 million, or $0.26 per share after tax. Claims filed as a result of Hurricane Rita were more evenly distributed; 52 percent of the more than 1,000 claims submitted were personal lines claims, while 48 percent of the claims were commercial lines claims. More than 90 percent of those claims have been adjusted and paid.

Hurricane Wilma, the thirteenth hurricane of the season, hit Southern Florida as a Category 3 hurricane on October 24, 2005, after hitting Cozumel, Mexico, on October 21, 2005, as a Category 4 hurricane. Wilma was the most intense Atlantic hurricane on record. The hurricane caused an estimated $7.2 billion in insured losses and was responsible for 35 deaths. Fortunately for the Company, our exposure to this devastating event was minimal. Wilma's total financial impact to the Company was $1.5 million, or $0.07 per share after tax.

The 2005 hurricane season produced 15 hurricanes and 12 additional named storms, more than any other season on record. The total financial impact of the 2005 hurricane season to the Company was $10.6 million, or $0.51 per share, which was 45 percent of the Company's catastrophe and storm losses for the year.

We were able to mitigate our losses from these storms because of properly structured reinsurance programs. The Company maintained a four-tier program with approximately $100 million of reinsurance coverage in 2005.

CATASTROPHE AND STORM LOSSES
($ in thousands)



$22,947
$8,304
$20,942
$18,492
$24,382
2001
2002
2003
2004
2005

NET INCOME/(LOSS) PER SHARE



-$0.19
$1.42
$1.78
$1.10
$3.16
2001
2002
2003
2004
2005

On Track To Enhance Shareholder Value

Creating shareholder value is one of our fundamental objectives. In 2005, we again achieved that objective. As of December 31, 2005, we had consolidated assets of $1.1 billion, including $949.8 million in the investment portfolio; stockholders' equity was $261.9 million; and net book value of our stock was $19.20 per share, an increase of 14 percent from $16.84 per share at December 31, 2004.

In addition, the Board of Directors increased the quarterly dividend to $0.16 per share in the fourth quarter of 2005.

On Track With Corporate Governance

Currently, our Board of Directors consists of eight directors; five are independent, as defined by the listing requirements of the NASDAQ Stock Market. The Board's Audit, Nominating and Compensation Committees consist of independent directors only, as required by the Sarbanes-Oxley Act of 2002. Charters of these committees, as well as our Code of Conduct, the Code of Ethics for the CEO and Senior Financial Officers, and the Corporate Governance Guidelines can be found on the Investors section of our website.

Corporate Governance Implemented

- *Code of Ethics*
- *Code of Conduct*
- *Audit Committee Enhancements*
  - *New charter*
  - *Additional duties*
  - *Completely independent*
- *Nominating Committee*
  - *New charter*
  - *Additional duties*
  - *Completely independent*
  - *Corporate Governance Guidelines*
  - *Board evaluation*
- *Compensation Committee*
  - *New charter*
  - *Additional duties*
  - *Completely independent*
- *Inter-Company Committee Enhancements*
  - *New charter*
  - *Completely independent*
- *Internal Audit*
  - *Reports to CEO*
  - *Unrestricted access to the Audit Committee*
- *CEO and Chairman are separate positions*
- *Development of director qualification standards*
- *Focus on the number of public company boards a director may sit on*
- *Secure communications and information site for directors*
- *Board continuing education emphasized*



BOOK VALUE PER SHARE
STOCK PRICE PER SHARE
$17.15
$17.87
$21.14
$21.64
$19.94
$12.40
$13.84
$15.72
$16.84
$19.20
2001
2002
2003
2004
2005

STOCK PRICE AT DECEMBER 31



$17.15
$17.87
$21.14
$21.64
$19.94
2001
2002
2003
2004
2005

EMC. Insurance Group Inc.


Count on EMC

There's a keener sense of direction, purpose and pride.

Our agents and products are set and ready to go.

We have everything needed for a great performance.

Getting Set

Doing more business with EMC: The highest potential for growth and profitability

EMC Insurance Group Inc. is an insurance holding company that is 57 percent owned by its parent organization, Employers Mutual Casualty Company. Because of the close relationship between the two entities and the subsidiaries of both entities, certain business functions, including marketing, claims management and underwriting, are shared. Collectively, the organization uses the name EMC Insurance Companies (EMC).

The ability to deliver local service through our branch and service offices located across the country is what sets EMC Insurance Companies apart from the competition. We began developing our branch office system in 1934, and haven't stopped since. We feel it is important to our success to provide underwriting, claims, marketing and loss control services through this local presence. The branch office staff responds to local market needs and provides the service, information and expertise our customers count on.

While EMC Insurance Companies is known as an expert in insuring public entity business, we are targeting several other areas for profitable growth. We are invigorating our small business offerings and are reaching further into selected markets with our personal lines products. After a top-to-bottom review of our programs, we improved our pricing, products, systems and service – all to make it easier for our agents to do business with us and increase sales.

We're BIG On Small Business®

Our new EMC Choice℠ Businessowners product is designed to meet the extensive needs of smaller and midsize businesses. We began introducing the EMC Choice product in 2005 and will continue to roll it out across the country in 2006. The EMC Choice Businessowners program offers more protection than before with enhanced coverages and limits.

More Classes, More Coverage

EMC Choice Businessowners is available to more than 200 small business classes – from convenience stores to motels to self-storage facilities. To remain competitive in today's marketplace, it's important to offer more classes of business and give our agents more opportunities to write business with EMC.

EMC offers two different levels of coverage, letting small business owners choose how much protection they need. By selecting the EMC Choice Businessowners endorsement, our customers can count on a well-rounded selection of coverages with limits that provide solid protection. If more coverage is desired, they have the option of choosing the EMC Choice Expanded Businessowners endorsement, which provides even more protection. We also offer a variety of optional coverages and endorsements to better serve our agents and policyholders.



We Mean Business – Personal Lines Business

Offering personal lines is an important part of a full package of comprehensive products and services for our agency partners. We know competitive products, good service and ease of doing business are important aspects of any successful personal lines program.

Through the hard work of our branch offices, the personal lines loss ratio has been profitable since 2003. Our customer retention rate for personal lines remains high, attesting to our quality products and superior service.

A New Approach For Personal Lines

Based on a thorough analysis in 2005, we identified several states that have the most potential for profitable business in personal lines. We are working to better position those branch offices to write new business through competitive pricing, new marketing materials and by increasing agent awareness. While these may be the markets we are considering first, we will continue to evaluate other states for their potential for personal lines business. To benefit all branches, we're improving web services, stepping up marketing efforts and introducing more competitive pricing where warranted.

Making Tracks Into New Markets

We are taking advantage of what EMC does best – expanding our existing business such as school districts and municipalities into other territories, and strengthening our position as a leading insurer to other highly-specialized business segments.

Although EMC is licensed to write business in all 50 states, we primarily do business in 41 states. In 2005, we began exploring expansion into Oregon and South Carolina.

Agency Relationships

We believe our partnership with independent agents adds real value to the insurance process. That's why we work exclusively with them to sell to and service our policyholders – this is the only way we do business. Our commitment to the independent agency system helps us develop strong, stable relationships with our agency partners.

When EMC agents perform at their highest levels, it translates into more success for our company. And when EMC is more successful, we all benefit. To make sure we support those agencies that have been successful with EMC and have the most potential for future success, the company has a new agency evaluation program.

Branch offices can evaluate each agency's performance in a consistent, uniform fashion and then allocate additional resources to those agencies with the most potential, while at the same time, helping other agencies become more successful. This helps branch staff make daily business decisions about their agents, including targeting agencies for joint business planning, extending agency support and rewarding top performers.

Taking the Lead: Our Agents' Success Means a Win for EMC

Joint Planning

Since it takes cooperative planning to make growth happen, EMC embraces the joint planning process with selected agencies in an effort to grow more business through our independent agents.

The process opens the lines of communication between the insurance company and agency by bringing staff members together. Participants discuss key issues, agree on future goals and find the best way to go forward to achieve more together. Joint planning is a very deliberate process that takes time; however, it is a minor investment when compared to the potential for significant growth that comes out of the process.

Besides higher revenue growth, the planning process brings the additional benefits of strengthened relationships and smoother day-to-day interactions. Participants from both sides agree that the joint planning process creates a true partnership and a committed relationship that is necessary for growth to occur.

Growing With Our Agencies In The Coming Year

As with any business, profitable growth is a top priority for EMC. Our growth will need to come from increased sales and the retention of current EMC policyholders with continued emphasis on pricing and underwriting discipline.

Efforts to strengthen our agency relationships – whether through competitive pricing and products or the ease of doing business – will positively affect our company and affiliated agencies.

As a demonstration of our commitment to the success of our agency partners, we will continue to clearly communicate our desires and strengths and reward those who are most successful.




192
Count on EMC

This is when all the hard work and training pay off.

It's when our people hit the streets with increased stamina.

When old relationships are fortified and new ones begin.

Taking Off

Going the Distance: Superior Service That Endures Through Time

Loss Control Services

For 80 years, we have provided policyholders with expert evaluation, technical expertise and effective loss control solutions. Today, with the support of leading-edge technologies, we have one of the most sophisticated loss control teams in the insurance industry.

EMC works with commercial policyholders to help prevent losses from occurring in the first place. Whether making operational changes to reduce injuries, implementing new work policies or coordinating targeted safety courses, our loss control experts work with policyholders to provide services that can result in meaningful loss reduction.

Valuable loss control information is always available on our website. The loss control section features safety program information and materials for exclusive use by our policyholders, free of charge.

New programs added in 2005 include an online tool for small business owners to customize their own disaster and recovery plans and a roof management program implemented in several states for our school system customers.

Superior Underwriting And Claim Services

The components of our customer service standards are based on what our customers want and expect. Service standards are in place for our underwriting staff to promote timeliness, accuracy, professionalism and effective communication with our agents.

The service standards for our claims professionals include prompt and informative contacts; courteous, empathetic and professional attitude; ease, speed and quality of communications; prompt payments of covered claims; and timely filings.

Ongoing education and training helps our employees better serve both agents and policyholders. Measures are in place to monitor our service through telephone, mail and web surveys, response cards, follow-up visits and internal reports. And EMC is scoring high in customer service. For example, in a 2005 survey, more than 98 percent of Des Moines branch agents who responded rated EMC claim handlers as courteous, knowledgeable and helpful.



Web And Online Services

We introduced a redesigned website with enhanced navigation in 2005. Our agents have quick, simple access to the information they need to serve their customers through www.emcinsurance.com. All agent functions are listed in easy-to-use groupings, and the site features a customized navigation menu. Agents use our site as a valuable tool to quickly write business and service their accounts, and as an informative resource to learn about new products and website functions.

EMC makes it easy for agents to directly access the site from their agency management system with the use of real-time interface. Agents can also download information directly into their own system, eliminating the need to reenter customer and policy information.

For small business accounts, agents can quickly complete the quote, proposal and application online. We've also added new web services for personal lines, including credit card and electronic check payment options, personal auto policy changes, homeowners applications and online submit. The ongoing enhancements to our web and online services are designed to help our agents provide faster answers and service for their customers.

Insurance Education

In addition to early childhood education, our company takes pride in supporting insurance education for EMC employees, as well as education at the university level. EMC is an active and long-time supporter of the Chartered Property Casualty Underwriters (CPCU) Society, with nearly 200 EMC employees having earned the CPCU designation. Our internal education department provides courses on leadership, management, negotiation and customer service skills to improve the performance of all EMC employees.

Combining Service With Products: You Can Count On EMC To Finish First

On Track With EMC

As we look forward to 2006, we know we're on the right track – new products for businesses and personal lines customers; superior underwriting, claims, loss control and web services; outstanding, knowledgeable employees; local service and market expertise; and strong, enduring agency partnerships. We deliver quality financial protection to people and businesses through a complete line of insurance products and services:

- Commercial lines (property, casualty, auto, liability, commercial umbrella, workers' compensation)
- Personal lines (homeowners, personal auto, motorcycle, dwelling, inland marine, personal umbrella)
- Loss control services
- Bonds
- Excess and surplus lines
- Claim services
- Third-party administration of claims for self-insured clients
- Life insurance products through our affiliate, EMC National Life Company

Since 1911, agents and policyholders have come to *Count on EMC* for comprehensive protection, superior service and financial stability. We have an unbeatable combination and we're in the race – on track to win.



Board of Directors

CHAIRMAN OF THE BOARD

George W. Kochheiser, CPCU
80, E
Retired President
Employers Mutual Casualty Company

DIRECTORS

Margaret A. Ball, CPCU
68, A, I
Chairman – Inter-Company Committee
Retired Senior Vice President
Employers Mutual Casualty Company

George C. Carpenter III
78, I, C, N
Retired Executive Director
Iowa Public Television
(broadcasting)

David J. Fisher, J.D.
69, A, N
Chairman – Audit Committee
Chairman of the Board & President
Onthank Company
(wholesale distributor)

Bruce G. Kelley, CPCU, CLU
52, E
President & Chief Executive Officer
Employers Mutual Casualty Company

Raymond A. Michel
80, I, C, N
Chairman – Nominating Committee
Director & Retired Chief Executive Officer
Koss Construction Company
(road construction)

Fredrick A. Schiek, CPCU
71, E
Retired Executive Vice President & Chief Operating Officer
Employers Mutual Casualty Company

Joanne L. Stockdale, CPA
59, A, C
Chairman – Compensation Committee
President & Owner
Northern Iowa Die/Casting, Inc.

INDEPENDENT DIRECTORS

Margaret A. Ball, CPCU
George C. Carpenter III
David J. Fisher, J.D.
Raymond A. Michel
Joanne L. Stockdale, CPA*

Corporate Governance: Information can be found on the website, www.emcinsurance.com, under the Investors tab, including the Audit and Nominating Committee Charters, Code of Conduct, Code of Ethics for CEO and Senior Financial Officers, and Corporate Governance Guidelines.

* *EMCI Board's designated financial expert.*

EMC INSURANCE GROUP BOARD COMMITTEES

- **A** *Audit Committee member*
- **C** *Compensation Committee member*
- **E** *Executive Committee member*
- **I** *Inter-Company Committee member*
- **N** *Nominating Committee member*

Executive Officers

Raymond W. Davis, CFA
Senior Vice President
Investments & Treasurer

Richard L. Gass
Senior Vice President
Productivity & Technology

Richard W. Hoffmann, J.D.
Vice President & General Counsel

Kevin J. Hovick, CPCU
Senior Vice President/Business Development

Ronald W. Jean, FCAS, MAAA
Executive Vice President for Corporate Development

Bruce G. Kelley, CPCU, CLU
President & Chief Executive Officer

Donald D. Klemme, CPCU
Senior Vice President
Administration & Secretary

Robert L. Link, CAM
Assistant Vice President & Assistant Secretary

William A. Murray, CIC, AU
Executive Vice President & Chief Operating Officer

Ronald A. Paine, CPA, CIA
Vice President/Internal Audit

Steven C. Peck, FCAS, MAAA
Senior Vice President/Actuary

Carla A. Prather
Assistant Vice President & Controller

Mark E. Reese, CPA
Senior Vice President & Chief Financial Officer

Richard K. Schulz
Senior Vice President/Claims

2005

Financial Information

EMC

EMC Insurance Group Inc.

Contents

SELECTED FINANCIAL DATA

	Year ended December 31,										
	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
	(Dollars in thousands, except per share amounts)										
INCOME STATEMENT DATA											
Insurance premiums earned	$ 415,625	$ 345,478	$ 330,623	$ 297,043	$ 265,280	$ 231,459	$ 211,098	$ 194,244	$ 177,218	$ 165,191	$ 162,266
Investment income, net	40,696	29,900	29,702	32,778	30,970	29,006	25,761	24,859	23,780	24,007	23,204
Realized investment gains (losses)	3,834	4,379	1,170	(3,159)	800	1,558	277	5,901	4,100	1,891	1,043
Other income	657	602	862	866	774	1,473	2,194	1,701	1,023	904	1,005
Total revenues	460,812	380,359	362,357	327,528	297,824	263,496	239,330	226,705	206,121	191,993	187,518
Losses and expenses	400,702	364,788	334,375	305,636	303,366	262,431	245,321	223,031	189,318	171,324	163,202
Income (loss) before income tax expense (benefit)	60,110	15,571	27,982	21,892	(5,542)	1,065	(5,991)	3,674	16,803	20,669	24,316
Income tax expense (benefit)	17,101	2,386	7,633	5,790	(3,436)	(1,264)	(5,187)	(2,339)	3,586	5,635	6,967
Net income (loss)	$ 43,009	$ 13,185	$ 20,349	$ 16,102	$ (2,106)	$ 2,329	$ (804)	$ 6,013	$ 13,217	$ 15,034	$ 17,349
Net income (loss) per common share - basic and diluted	$ 3.16	$ 1.10	$ 1.78	$ 1.42	$ (0.19)	$ 0.21	$ (0.07)	$ 0.53	$ 1.18	$ 1.37	$ 1.62
Premiums earned by segment:											
Property and casualty insurance	$ 321,165	$ 250,034	$ 241,237	$ 225,013	$ 203,393	$ 184,986	$ 167,265	$ 155,523	$ 143,113	$ 128,516	$ 126,440
Reinsurance	94,460	95,444	89,386	72,030	61,887	46,473	43,833	38,721	34,105	36,675	35,826
Total	$ 415,625	$ 345,478	$ 330,623	$ 297,043	$ 265,280	$ 231,459	$ 211,098	$ 194,244	$ 177,218	$ 165,191	$ 162,266
BALANCE SHEET DATA											
Total assets	$ 1,113,682	$ 934,816	$ 899,712	$ 674,864	$ 671,565	$ 587,676	$ 542,395	$ 496,046	$ 459,110	$ 430,328	$ 412,881
Stockholders' equity	$ 261,883	$ 228,473	$ 180,751	$ 157,768	$ 140,458	$ 148,393	$ 141,916	$ 163,938	$ 162,346	$ 148,729	$ 136,889

	Year ended December 31,										
	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
	(Dollars in thousands, except per share amounts)										
OTHER DATA											
Average return on equity	17.5%	6.4%	12.0%	10.8%	(1.5)%	1.6%	(0.5)%	3.7%	8.5%	10.5%	13.7%
Book value per share	$ 19.20	$ 16.84	$ 15.72	$ 13.84	$ 12.40	$ 13.14	$ 12.60	$ 14.26	$ 14.30	$ 13.42	$ 12.66
Dividends paid per share	$ 0.61	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.57	$ 0.53
Property and casualty insurance subsidiaries' aggregate pool participation percentage	30.0%	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%	22.0%	22.0%	22.0%
Reinsurance subsidiary's quota share percentage	100%	100%	100%	100%	100%	100%	100%	100%	100%	95%	95%
Closing stock price	$ 19.94	$ 21.64	$ 21.14	$ 17.87	$ 17.15	$ 11.75	$ 9.13	$ 12.75	$ 13.25	$ 12.00	$ 13.75
Net investment yield (pre-tax)	4.97%	4.33%	4.81%	5.92%	6.31%	6.47%	5.96%	6.02%	6.15%	6.54%	6.65%
Cash dividends to closing stock price	3.1%	2.8%	2.8%	3.4%	3.5%	5.1%	6.6%	4.7%	4.5%	4.8%	3.9%
Common shares outstanding	13,643	13,569	11,501	11,399	11,330	11,294	11,265	11,496	11,351	11,084	10,814
Statutory trade combined ratio	94.7%	104.2%	99.8%	101.3%	112.4%	113.5%	115.2%	114.8%	106.2%	103.6%	99.6%

Amounts previously reported in prior consolidated financial statements have been reclassified to conform to current presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of EMC Insurance Group Inc. and its subsidiaries' financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere herein.

COMPANY OVERVIEW

EMC Insurance Group Inc., a 57.0 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. Property and casualty insurance is the most significant segment, representing 77.3 percent of consolidated premiums earned in 2005. For purposes of this discussion, the term "Company" is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries. Employers Mutual and all of its subsidiaries (including the Company) and an affiliate are referred to as the "EMC Insurance Companies."

The Company's four property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All premiums, losses, settlement expenses, and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. Employers Mutual negotiates reinsurance agreements that provide protection to the pool and each of its participants, including protection against losses arising from catastrophic events.

Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the pool participants are not subject to the pooling agreement. The pooling agreement also provides that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computation processes that would otherwise result in the required restatement of the pool participants' financial statements.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate fillings and commission plans offered by each of the companies.

Effective January 1, 2005, the Company's aggregate participation in the pooling agreement increased from 23.5 percent to 30.0 percent. In connection with this change in the pooling agreement, the Company's liabilities increased $115,042,000, invested assets increased $107,801,000 and other assets increased $722,000. The Company reimbursed Employers Mutual $6,519,000 for expenses that were incurred to generate the additional business assumed by the Company, but this expense was offset by an increase in deferred policy acquisition costs. The Company also received $275,000 in interest income from Employers Mutual as the actual cash settlement did not occur until February 15, 2005.

The Company's reinsurance subsidiary assumes a 100 percent quota share portion of Employers Mutual's assumed reinsurance business, exclusive of certain reinsurance contracts. This includes all premiums and related losses, settlement expenses, and other underwriting and administrative expenses of this business, subject to a maximum loss of $1,500,000 per event. The reinsurance subsidiary does not directly reinsure any of the insurance business written by Employers Mutual or the other pool participants; however, the reinsurance subsidiary assumes reinsurance business from the Mutual Reinsurance Bureau (MRB) pool and this pool provides a small amount of reinsurance protection to the participants of the pooling agreement. As a result, the reinsurance subsidiary's assumed exposures include a small portion of the direct business produced by the participants in the pooling agreement, after ceded reinsurance protections purchased by the MRB pool are applied. In addition, the reinsurance subsidiary does not reinsure any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

The reinsurance subsidiary pays an annual override commission to Employers Mutual in connection with the $1,500,000 cap on losses assumed per event. The override commission rate is charged at 4.5 percent of written premiums. The reinsurance subsidiary also pays for 100 percent of the outside reinsurance protection Employers Mutual purchases to protect itself from catastrophic losses on the assumed reinsurance business it retains in excess of the $1,500,000 cap per event, excluding reinstatement premiums. This cost is recorded as a reduction to the premiums received by the reinsurance subsidiary.

Under the terms of the quota share agreement, the reinsurance subsidiary receives reinstatement premium income that is collected by Employers Mutual from the ceding companies, but does not pay reinstatement premium expense for the reinsurance protection carried by Employers Mutual. This produces unusual underwriting results for the reinsurance subsidiary when a large event occurs because the reinstatement premium income may approximate, or exceed, the $1,500,000 of assumed losses per event.

Changes for 2006

Effective January 1, 2006, the terms of the quota share agreement between Employers Mutual and the reinsurance subsidiary were revised. The majority of the changes were prompted by the significant amount of hurricane losses retained by Employers Mutual during the severe 2005 hurricane season; however, other changes were made to simplify and clarify the terms and conditions of the quota share agreement. The revised terms of the quota share agreement for 2006 are as follows: (1) the reinsurance subsidiary's maximum retention, or cap, on losses assumed per event increased from $1,500,000 to $2,000,000; (2) the cost of the $2,000,000 cap on losses assumed per event will be treated as a reduction to written premiums rather than commission expense; (3) the reinsurance subsidiary will no longer directly pay for the outside reinsurance protection that Employers Mutual purchases to protect itself from catastrophic losses on the assumed reinsurance business it retains in excess of the cap, and will instead pay a higher premium rate (previously accounted for as commission); and (4) the reinsurance subsidiary will assume all foreign currency exchange risk/benefit associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. For 2006, the premium rate paid by the reinsurance subsidiary to Employers Mutual will be 10.5 percent of written premiums. The corresponding rate for 2005 was approximately 8.5 percent (4.5 percent override commission rate plus approximately 4.0 percent for the cost of the outside reinsurance protection). Based on historical data, the foreign currency exchange gains/losses that will be assumed by the reinsurance subsidiary beginning in 2006 are not expected to be material.

INDUSTRY OVERVIEW

An insurance company's underwriting results reflect the profitability of its insurance operations, excluding investment income. Underwriting results are calculated by subtracting losses and expenses incurred from premiums earned. An underwriting profit indicates that a sufficient amount of premium income was received to cover the risks insured. An underwriting loss indicates that premium income was not adequate. The combined ratio is a measure utilized by insurance companies to gauge underwriting profitability and is calculated by dividing losses and expenses incurred by premiums earned. A number less than 100 generally indicates an underwriting gain; a number greater than 100 generally indicates an underwriting loss.

Insurance companies collect cash in the form of insurance premiums and pay out cash in the form of loss and settlement expense payments. Additional cash outflows occur through the payment of acquisition and underwriting costs such as commissions, premium taxes, salaries and general overhead. During the loss settlement period, which varies by line of business and by the circumstances surrounding each claim and may cover several years, insurance companies invest the cash premiums and earn interest and dividend income. This investment income supplements underwriting results and contributes to net earnings. The weakening economy during the period 2000 through 2002 prompted the Federal Reserve Bank to reduce interest rates several times, to the point of historic lows. As a result, called and matured fixed maturity securities have been reissued at much lower interest rates, which has had a negative impact on the insurance industry's investment income. Although interest rates trended upward in 2004 and again in the fourth quarter of 2005, they are still significantly below historic levels.

Insurance pricing has historically been cyclical in nature. Periods of excess capital and increased competition encourage price cutting and liberal underwriting practices (referred to as a soft market) as insurance companies compete for market share, while attempting to cover the inevitable underwriting losses from these actions with investment income. A prolonged soft market generally leads to a reduction in the adequacy of capital in the insurance industry. To cure this condition, underwriting practices are tightened, premium pricing rises and competition subsides in the interest of strengthening the balance sheet (referred to as a hard market). During the late 1990's, the insurance industry had hit the depths of an extremely long soft market. High interest rates and a strong stock market allowed insurers to cover ever growing underwriting losses with investment income. As the year 2000 approached, declining interest rates and a weakening stock market prompted the insurance industry to begin a movement toward increased pricing. This movement was dramatically accelerated by the terrorist attacks of September 11, 2001, pushing the industry toward a hard market. The ensuing plunge in the stock market, a further decline in interest rates, high profile bankruptcies and rising concerns about reserve deficiencies lead the insurance industry to implement large premium rate increases in an effort to improve capitalization. This hard market continued through 2002, but began to level off somewhat during 2003 as premium rate increases slowed, or even flattened, in most lines of business. Premium rates were fairly stable during 2004, but moderated slightly in certain lines of business and select territories due to an increase in price competition. Premium rates continued to decline moderately in most areas of the country during 2005; however, there were indications of moderate to significant rate increases in the Gulf States and other hurricane exposed areas due to the severe 2005 hurricane season. Market conditions are expected to remain competitive in 2006 as insurance companies continue to compete for good business.

A substantial determinant of an insurance company's underwriting results is its loss and settlement expense reserving. Insurance companies must estimate the amount of losses and settlement expenses that will ultimately be paid to settle claims that have occurred to date (loss and settlement expense reserves). This estimation process is inherently subjective with the possibility of widely varying results, particularly for certain highly volatile types of claims (asbestos, environmental and various casualty exposures, such as products liability, where the loss amount and the parties responsible are difficult to determine). During a soft market, inadequate premium rates put pressure on insurance companies to under-estimate their loss and settlement expense reserves in order to show a profit. Correspondingly, inadequate reserves play an integral part in bringing about a hard market, because increased profitability from higher premium rate levels can be used to strengthen an insurance company's loss and settlement expense reserves. Despite large reserve strengthening actions that have taken place in the insurance industry in recent years, there continues to be concern about the magnitude of potential reserve deficiencies, particularly for asbestos and environmental exposures.

Accounting for finite reinsurance transactions became a topic of increased concern for the insurance industry during 2005, forcing several companies to restate their financial results after performing a detailed review of these transactions. At issue in these transactions is whether the reinsurance contract contains a transfer of risk. To be considered a qualified reinsurance arrangement, the contract must contain a transfer of both underwriting risk (possibility of loss from adverse events occurring outside the control of the parties to the contract) and timing risk (timely reimbursement of losses by the reinsurer to the cedant with no schedule of loss payments), and there must be a reasonable possibility that the reinsurer may realize a significant loss. Finite reinsurance is a term given to reinsurance transactions that do not transfer one or both elements of underwriting risk or timing risk, or the possibility that the reinsurer could realize a significant loss is not present. Finite reinsurance transactions are not accounted for as reinsurance, but instead are given deposit accounting treatment, which can produce significantly different results. Management believes that all of its reinsurance contracts, both assumed and ceded, contain transfer of risk and thus are accounted for as reinsurance, and does not intend to enter into any finite reinsurance transactions in the future. During 2005, in response to increased scrutiny of finite reinsurance transactions, the National Association of Insurance Commissioners (NAIC) quickly adopted amendments to its Annual Statement instructions to include interrogatories designed to capture more information about reinsurance, and in particular finite reinsurance. In addition, CEOs and CFOs must attest, under penalty of perjury, that, as respects ceded reinsurance transactions, the company: (a) has not entered into any side agreements affecting risk transfer; (b) has documents evidencing the economic purpose of certain transactions, and a risk-transfer analysis of those transactions; (c) has complied with Statement of Statutory Accounting Principle (SSAP) 62 "Property and Casualty Reinsurance;" and (d) has adequate internal controls to monitor the use of reinsurance and comply with SSAP 62. Any exceptions to the certification must be disclosed and explained. The Company's CEO and CFO provided this attestation for 2005 indicating no exceptions. The Financial Accounting Standards Board (FASB) is also currently reviewing the determination and accounting for finite reinsurance transactions. Management continues to monitor both the NAIC and the FASB for further developments on this issue.

The United States Congress is currently studying, or has placed on their agenda, several issues of critical importance to the Company and the insurance industry. These issues include Federal regulation on top of, or in place of, current state-run regulation, tort and class-action reform, the federal government's role in terrorism insurance, and asbestos liability determination and funding. The Company is closely monitoring activities by the United States Congress on these issues through its membership in various trade organizations.

MANAGEMENT ISSUES AND PERSPECTIVES

The Company has devoted a substantial amount of time and resources during the last two years to improve the adequacy and consistency of its loss and settlement expense reserves. Case reserve adequacy was highly emphasized throughout 2004 and resulted in a significant, but unanticipated, increase in case reserves in the property and casualty insurance segment during the fourth quarter of 2004. During 2005, management worked diligently with the branch offices to implement new claim management processes and automated claim system enhancements in order to achieve greater consistency and timeliness in the establishment and monitoring of case reserve estimates. These initiatives have been successful and management believes that the Company's loss and settlement expense reserves have been restored to their historically adequate level. At December 31, 2005, the Company's loss and settlement expense reserves are at the high end of the range of actuarial indications, which is very similar to the Company's analysis of its reserve position at year-end 2004. During 2005, the Company experienced favorable development on prior years' reserves, which provides confirming evidence of the Company's strong reserve position. In addition, current analysis supports the conclusion that newly reported claims continue to be reserved at high levels of adequacy.

Hurricanes Katrina, Rita and Wilma produced a record amount of losses for the insurance and reinsurance industries in 2005. The Company had exposure to these hurricanes in both the property and casualty insurance segment and the reinsurance segment; however, net losses associated with these events were mitigated by a properly structured catastrophe reinsurance program protecting the pool participants, and the $1,500,000 cap on losses assumed per event under the reinsurance subsidiary's quota share agreement with Employers Mutual. As previously noted, Employers Mutual retained a significant amount of hurricane losses under the quota share agreement in 2005, which prompted changes in both the terms and pricing of the agreement for 2006. Similarly, the catastrophe reinsurance program protecting the pool participants contains some modifications for 2006. While the pool participants were able to renew the first layer of the catastrophe reinsurance program (95 percent of occurrence losses in excess of $10,000,000 up to $20,000,000), coverage was reduced for this layer through the addition of an annual aggregate deductible (95 percent of $10,000,000). In addition, the top cover of the program was increased from $100,000,000 to $110,000,000 and the price of the program increased approximately 24 percent (additional cost of approximately $451,000 for the Company).

There was speculation in late 2005 that the severe 2005 hurricane season would spark sizable across-the-board rate increases for all types of reinsurance coverage during the January 2006 renewal period, and that these rate increases might halt, or at least slow, the momentum of declining premium rates in the direct insurance market. Reinsurance pricing has increased, in some cases significantly, for business with coastal exposures, but there has not been a large across-the-board increase in reinsurance rates and coverage is readily available. Reinsurance rates are expected to increase moderately during 2006, but these increases are not expected to be large enough to influence the direct market. As a result, rate competition is expected to continue in the direct market during 2006 and may intensify somewhat in the Midwestern states, where the Company does most of its business, as insurance companies attempt to reduce their coastal exposures and replace that business with non-coastal exposures.

The Company's net written premiums increased significantly in 2005 due to the property and casualty insurance subsidiaries' increased participation in the pooling agreement; however, net written premiums for the pool declined 1.1 percent in 2005. This decline reflects a decrease in new business, an increase in ceded premiums and a decline in the number of rate increases the Company was able to implement due to increased competition in the marketplace and the Company's current level of rate adequacy. Policy retention has remained at high levels over the last several years, but policy count has declined as a result of increased competition for good business and Company initiatives to exit unprofitable business. Management is attempting to reverse this trend through improved product management initiatives and technology improvements that will make it easier for agents to do business with the Company.

Management has long recognized the importance of adequate capitalization for its insurance subsidiaries and has strived to maintain a strong capital position by investing their assets conservatively and, more importantly, maintaining a consistent level of loss and settlement expense reserve adequacy. Carried reserves are analyzed on a regular basis and adjustments, if necessary, are implemented on a timely basis. This procedure not only assures a consistent level of reserve adequacy, it also minimizes the impact that any required adjustment will have on current operations.

In addition to an ongoing review of claim files in the normal course of business, the Company has for many years required each of its 16 branch offices to perform a complete inventory of its open claim files during the fourth quarter of each year and to review the adequacy of each carried reserve based on current information. This fourth quarter review process has not historically resulted in a significant increase in carried reserves; however, because of the heightened emphasis placed on case reserve adequacy during 2004, the review performed in the fourth quarter of 2004 generated a significant and unanticipated increase in carried reserves and a corresponding increase in settlement expense reserves. In an effort to minimize the likelihood of this occurring in the future, the branch offices are now required to perform a complete inventory and review of their open claim files semi-annually. The first review is to be completed by the end of June and the second review is to be completed by the end of November each year. This new procedure, which is designed to help assure that necessary reserve adjustments are implemented on a timely basis, did not result in any significant reserve adjustments in 2005.

The participants in the EMC Insurance Companies pooling agreement currently carry an "A-" (Excellent) rating from A.M. Best Company. Management has worked diligently over the last several years to improve profitability through a combination of adequate pricing and focused underwriting practices. Maintaining a consistent level of profitability is a primary goal of management that will assist the Company in its quest to achieve an even higher rating from A.M. Best Company.

Catastrophe and storm losses are unpredictable and can vary significantly from year to year. Management uses modeling software to help identify and estimate its potential loss exposure to a variety of events, both natural and manmade. Natural events that are modeled include hurricanes, tornados and windstorms, and earthquakes. Modeling activities for manmade events are primarily directed toward identifying concentrations of risk, such as workers' compensation coverage for a business or property that is subject to a terrorist attack or other manmade event. Management purchases reinsurance protection to mitigate the Company's loss potential to these types of exposures.

MEASUREMENT OF RESULTS

The Company's consolidated financial statements are prepared on the basis of U.S. generally accepted accounting principles (also known as "GAAP"). The Company also prepares financial statements for each of its insurance subsidiaries based on statutory accounting principles that are filed with insurance regulatory authorities in the states in which they do business. Statutory accounting principles are designed to address the concerns of state regulators and stress the measurement of the insurer's ability to satisfy its obligations to its policyholders and creditors.

Management evaluates the Company's operations by monitoring key measures of growth and profitability. Management measures the Company's growth by examining direct premiums written and, perhaps more importantly, premiums written assumed from affiliates. Management generally measures the Company's operating results by examining the Company's net income, return on equity, and the loss and settlement expense, acquisition expense and combined ratios. The following provides further explanation of the key measures management uses to evaluate the Company's results:

Direct Premiums Written. Direct premiums written is the sum of the total policy premiums, net of cancellations, associated with policies underwritten and issued by the Company's property and casualty insurance subsidiaries. These direct premiums written are transferred to Employers Mutual under the terms of the pooling agreement and are reflected in the Company's consolidated financial statements as premiums written ceded to affiliates. See note 3 of Notes to Consolidated Financial Statements.

Premiums Written Assumed From Affiliates. Premiums written assumed from affiliates reflects the Company's property and casualty insurance subsidiaries' aggregate participation interest in the total direct premiums written by all the participants in the pooling arrangement and the premiums written assumed by the Company's reinsurance subsidiary from Employers Mutual under the quota share agreement. See note 3 of Notes to Consolidated Financial Statements. Management uses premiums written assumed from affiliates and non-affiliates, which excludes the impact of written premiums ceded to reinsurers, as a measure of the underlying growth of the Company's insurance business from period to period.

Net Premiums Written. Net premiums written is the sum of the premiums written assumed from affiliates plus premiums written assumed from non-affiliates less premiums written ceded to non-affiliates. Premiums written ceded to non-affiliates is the portion of the Company's direct and assumed premiums written that is transferred to reinsurers in accordance with the terms of the reinsurance contracts and based upon the risks they accept. See note 3 of Notes to Consolidated Financial Statements. Management uses net premiums written to measure the amount of business retained after cessions to reinsurers.

Loss and Settlement Expense Ratio. The loss and settlement expense ratio is the ratio (expressed as a percentage) of losses and settlement expenses to premiums earned and measures the underwriting profitability of a company's insurance business. The loss and settlement expense ratio is generally measured on both a gross (direct and assumed) and net (gross less ceded) basis. Management uses the gross loss and settlement expense ratio as a measure of the Company's overall underwriting profitability of the insurance business it writes and to assess the adequacy of the Company's pricing. The net loss and settlement expense ratio is meaningful in evaluating the Company's financial results, which are net of ceded reinsurance, as reflected in the consolidated financial statements. The loss and settlement expense ratios are generally calculated in the same way for GAAP and statutory accounting purposes.

Acquisition Expense Ratio. The acquisition expense ratio is the ratio (expressed as a percentage) of net acquisition and other expenses to premiums earned and measures a company's operational efficiency in producing, underwriting and administering its insurance business. For statutory accounting purposes, acquisition and other expenses of an insurance company exclude investment expenses. There is no such industry definition for determining an acquisition expense ratio for GAAP purposes. As a result, management applies the statutory definition to calculate the Company's acquisition expense ratio on a GAAP basis. The net acquisition expense ratio is meaningful in evaluating the Company's financial results, which are net of ceded reinsurance, as reflected in the consolidated financial statements.

GAAP Combined Ratio. The combined ratio (expressed as a percentage) is the sum of the loss and settlement expense ratio and the acquisition expense ratio and measures a company's overall underwriting profit. If the combined ratio is at or above 100, an insurance company cannot be profitable without investment income (and may not be profitable if investment income is insufficient). Management uses the GAAP combined ratio in evaluating the Company's overall underwriting profitability and as a measure for comparison of the Company's profitability relative to the profitability of its competitors who prepare GAAP-basis financial statements.

Statutory Combined Ratio. The statutory combined ratio (expressed as a percentage) is calculated in the same manner as the GAAP combined ratio, but is based on results determined pursuant to statutory accounting rules and regulations. The statutory "trade combined ratio" differs from the statutory combined ratio in that the acquisition expense ratio is based on net premiums written rather than net premiums earned. Management uses the statutory trade combined ratio as a measure for comparison of the Company's profitability relative to the profitability of its competitors, all of whom must file statutory-basis financial statements with insurance regulatory authorities.

CRITICAL ACCOUNTING POLICIES

The following accounting policies are considered by management to be critically important in the preparation and understanding of the Company's financial statements and related disclosures. The assumptions utilized in the application of these accounting policies are complex and require subjective judgment.

Loss and settlement expense reserves

Processes and assumptions for establishing loss and settlement expense reserves

Liabilities for losses are based upon case-basis estimates of reported losses and estimates of incurred but not reported ("IBNR") losses. For direct insurance business, the Company's IBNR reserves are estimates of liability for accidents that have occurred, but have not yet been reported to the Company. For assumed reinsurance business, IBNR reserves are also used to record anticipated increases in reserves for claims that have previously been reported. An estimate of the expected expenses to be incurred in the settlement of the claims provided for in the loss reserves is established as the liability for settlement expenses.

<u>*Property and Casualty Insurance Segment*</u>

The Company's claims department establishes case loss reserves for direct business. Branch claims personnel establish case reserves for individual claims, with mandatory home office claims department review of reserves that exceed a specified threshold. The Company's case loss reserve philosophy is exposure based and implicitly assumes a stable inflationary and legal environment. When claims department personnel establish loss reserves they take into account various factors that influence the potential exposure, such as the types of injuries being claimed, whether the insured is a target defendant, the jurisdiction in which a potential court case would be litigated and negligence of other parties. The goal of the claims department is to establish and maintain loss reserves that are sufficient, but not excessive. Most of the IBNR reserves for direct business are established through an actuarial analysis of IBNR claims that have emerged after the end of recent calendar years compared to the corresponding calendar year earned premiums (adjusted for changes in rate level adequacy). The methodology used in estimating these formula IBNR reserves assumes consistency in claims reporting patterns and immaterial changes in loss development patterns due to loss cost trends. From this analysis, IBNR factors are derived for each line of business and are applied to the latest twelve months of earned premiums to generate the formula IBNR reserves.

Ceded reserves are derived by applying the ceded contract terms to the direct reserves. For excess-of-loss contracts (excluding the catastrophe contract), this is accomplished by applying the ceded contract terms to the case reserves of the ceded claims. For the catastrophe excess-of-loss contract, ceded reserves are calculated by applying the contract terms to both the aggregate case reserves on claims stemming from catastrophes and the estimate of IBNR reserves developed for each individual catastrophe. For quota share contracts, ceded reserves are calculated as the quota share percentage multiplied by both case and IBNR reserves on the direct business.

The methodology used for reserving settlement expenses is based on an analysis of historical ratios of paid expenses to paid losses. Assumptions underlying this methodology include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, and a consistent philosophy regarding the defense of lawsuits. Based on this actuarial analysis, factors are derived for each line of business, which are applied to loss reserves to generate the settlement expense reserves.

As of December 31, 2005, IBNR loss reserves accounted for $71,664,000, or 17.5 percent, of the property and casualty insurance segment's total loss and settlement expense reserves, compared to $55,720,000, or 18.0 percent at December 31, 2004. IBNR reserves are, by nature, less precise than case reserves. A five percent change in IBNR reserves at December 31, 2005 would equate to a $3,583,000 change in loss reserves, which would represent 5.4 percent of net income and 0.9 percent of stockholders' equity.

The Company's direct IBNR reserves are established by applying factors to the latest twelve months premiums earned. These factors are developed using a methodology that compares (1) IBNR claims that have emerged after prior year-ends to (2) corresponding prior years' premiums earned that have been adjusted to the current level of rate adequacy. Included in the rate adequacy adjustment is consideration of current frequency and severity trends compared to the trends underlying prior years' calculations. The selected trends are based on an analysis of industry and Company loss data. This methodology assumes that future emerged IBNR claims relative to IBNR claims that have emerged after prior year-ends will reflect the change in frequency and severity trends underlying the rate adequacy adjustments. If this projected relationship proves to be inaccurate, future IBNR claims may differ substantially from the estimated IBNR reserves.

Following is a summary of the carried loss and settlement expense reserves for the property and casualty insurance segment at December 31, 2005 and 2004. The reserve amounts at December 31, 2005 reflect the Company's 30.0 percent participation in the pooling agreement, while the reserve amounts at December 31, 2004 reflect the prior 23.5 percent participation in the pooling agreement.

	December 31, 2005			
Line of Business	Case	IBNR	Settlement Expense	Total
	($ in thousands)			
Commercial lines:				
Automobile	$ 41,893	$ 8,614	$ 9,164	$ 59,671
Property	16,393	3,730	2,697	22,820
Workers compensation	114,408	14,685	16,590	145,683
Liability	55,280	38,200	44,333	137,813
Bonds	1,750	1,026	738	3,514
Total commercial lines	229,724	66,255	73,522	369,501
Personal lines:				
Automobile	23,061	2,485	2,998	28,544
Property	6,820	2,924	1,553	11,297
Total personal lines	29,881	5,409	4,551	39,841
Total property and casualty insurance segment	$ 259,605	$ 71,664	$ 78,073	$ 409,342

	December 31, 2004			
Line of Business	Case	IBNR	Settlement Expense	Total
	($ in thousands)			
Commercial lines:				
Automobile	$ 31,139	$ 5,798	$ 6,987	$ 43,924
Property	8,339	2,468	1,816	12,623
Workers compensation	80,615	16,928	13,315	110,858
Liability	50,561	25,631	34,055	110,247
Bonds	1,028	731	613	2,372
Total commercial lines	171,682	51,556	56,786	280,024
Personal lines:				
Automobile	17,271	2,275	2,339	21,885
Property	5,019	1,889	1,155	8,063
Total personal lines	22,290	4,164	3,494	29,948
Total property and casualty insurance segment	$ 193,972	$ 55,720	$ 60,280	$ 309,972

Internal actuarial evaluations of overall loss reserve levels are performed quarterly for all direct lines of business. There is a certain amount of random variation in loss development patterns, which results in some uncertainty regarding projected ultimate losses, particularly for longer tail lines such as workers' compensation, other liability and commercial auto liability. Therefore, the reasonability of the actuarial projections is regularly monitored through an examination of loss ratio and claims severity trends implied by these projections.

Historically, individual case reserves established by the claims department have been adequate. However, actuarial analyses performed during 2003 indicated that overall case reserves appeared to be somewhat inadequate. This apparent inadequacy was driven by the workers' compensation line of business, where adverse development more than offset the favorable development experienced on all other lines of business combined. Further analysis revealed that recent adverse development experienced in the workers' compensation line of business was arising from both the indemnity and medical portion of the claims. The underlying data indicated that the aggregate liability associated with time away from work was somewhat underestimated and that permanent injury awards were somewhat underestimated and/or not anticipated when the reserves were established. In response to these findings, the Company established a bulk case reserve for the workers' compensation line of business to supplement the individual case reserves. Beginning in 2004, an actuarial evaluation of case reserve adequacy was performed each quarter, which resulted in additional increases in the bulk case reserve during 2004.

To address the underlying cause of the indicated deficiency in case reserves, the home office claims department in early 2004 instructed each of the 16 branch offices to review and carefully reevaluate all claim reserves for adequacy. As a result of these reviews, case reserves were strengthened significantly in both the second and third quarters of 2004 and the third quarter actuarial review indicated that case reserves, as well as total loss and settlement expense reserves, were adequate. However, during the required fourth quarter inventory and review process, the branch offices further strengthened their case reserves, generating a significant amount of adverse development on prior year's reserves. With this additional strengthening, carried loss and settlement expense reserves were toward the high end of the range of actuarial reserve indications at December 31, 2004.

During 2005, the level of case reserve adequacy in the workers' compensation line of business was carefully monitored. Available evidence suggests that claims adjusters continued to establish case reserves at appropriate levels, and that the indicated adequacy of individual case reserves at December 31, 2004 was maintained throughout 2005. Consequently, a portion of the workers' compensation bulk case reserve was reallocated to various components of the loss and settlement expense reserve for the other liability line of business (IBNR, asbestos and settlement expense) and the remaining amount was eliminated at the end of 2005. At year-end 2005, carried loss and settlement expense reserves were once again toward the high end of the range of actuarial indications.

One of the variables impacting the estimation of IBNR reserves is the assumption that the vast majority of future construction defect losses will continue to occur in those states in which most construction defect claims have historically arisen. Since the vast majority of these losses have been confined to a relatively small number of states, which is consistent with industry experience, there is no provision in the IBNR reserve for a significant spread of construction defect claims to other states. It is also assumed that various underwriting initiatives implemented in recent years will gradually mitigate the amount of construction defect losses experienced. These initiatives include exclusionary endorsements, increased care regarding additional insured endorsements, a general reduction in the amount of contractor business written relative to the total commercial lines book of business and underwriting restrictions on the writing of residential contractors. The estimation of the Company's IBNR reserves also does not contemplate substantial losses from potential mass torts such as Methyl Tertiary Butyl Ether (a gasoline additive that reduces emissions, but causes pollution), tobacco, silicosis, cell phones and lead. Further, consistent with general industry practice, the IBNR reserve for all liability lines does not provide for any significant retroactive expansion of coverage through judicial interpretation. If these assumptions prove to be incorrect, ultimate paid amounts on emerged IBNR claims may differ substantially from the carried IBNR reserves.

As previously noted, the estimation of settlement expense reserves assumes a consistent claims department philosophy regarding the defense of lawsuits. If the Company should in the future take a more aggressive defense posture, defense costs would increase and it is likely that carried settlement expense reserves would be deficient. However, such a change in philosophy could be expected to reduce losses, generating some offsetting redundancy in the loss reserves.

An important assumption underlying aggregate reserve estimation methods is that the claims inflation trends implicitly built into the loss and settlement expense development patterns will continue into the future. To estimate the sensitivity of the estimated ultimate loss and settlement expense payments to an unexpected change in inflationary trends, the actuarial department derived expected payment patterns separately for each major line of business. These patterns were applied to the December 31, 2005 loss and settlement expense reserves to generate estimated annual incremental loss and settlement expense payments for each subsequent calendar year. Then, for the purpose of sensitivity testing, an explicit annual inflationary trend of one percent was added to the inflationary trend that is implicitly embedded in the estimated payment pattern, and revised incremental loss and settlement expense payments were calculated. This additional unexpected claims inflation trend could arise from a variety of sources including a general increase in economic inflation, social inflation and, especially for the workers' compensation line of business, the introduction of new medical technologies and procedures, changes in the utilization of procedures and changes in life expectancy. The estimated cumulative impact that this additional unexpected one percent increase in the inflationary trend would have on the Company's results of operations over the lifetime of the underlying claims is shown below.

Line of business	After-tax impact on earnings
	($ in thousands)
Personal auto liability	$ 225
Commercial auto liability	866
Auto physical damage	19
Workers' compensation	4,878
Other liability	3,010
Property	101
Homeowners	57

The property and casualty insurance subsidiaries have exposure to environmental and asbestos claims arising primarily from the other liability line of business. This exposure is closely monitored by management, and the Company has established IBNR reserves to cover estimated ultimate losses. Currently, asbestos reserves are based on the results of an independent consultant's ground-up study of the Company's asbestos exposures that was completed in early 2003. The Company elected to strengthen asbestos reserves moderately in 2005 in consideration of the implied three-year survival ratio (ratio of loss reserves to the three-year average of loss payments). Environmental reserves are also established with consideration of the implied three-year survival ratio. Estimation of ultimate liabilities for these exposures is unusually difficult due to unresolved issues such as whether coverage exists, the definition of an occurrence, the determination of ultimate damages and the allocation of such damages to financially responsible parties. Therefore, any estimation of these liabilities is subject to greater than normal variation and uncertainty, and ultimate payments for losses and settlement expenses for these exposures may differ significantly from the carried reserves.

Reinsurance Segment

The reinsurance book of business is comprised of two major components. The first is Home Office Reinsurance Assumed Department ("HORAD"), which is the reinsurance business that is underwritten by Employers Mutual. The second is the MRB pool, which is a voluntary reinsurance pool in which Employers Mutual participates with other unaffiliated insurers.

The primary actuarial methods used to project ultimate policy year losses on the assumed reinsurance business are paid development, incurred development and Bornhuetter-Ferguson, a recognized actuarial methodology. The assumptions underlying the various projection methods include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case reserving practices and appropriate Bornhuetter-Ferguson expected loss ratio selections.

For the HORAD component, Employers Mutual records the case and IBNR reserves reported by the ceding companies. Since many ceding companies in the HORAD book of business do not report IBNR reserves, Employers Mutual establishes a bulk IBNR reserve, which is based on an actuarial reserve analysis, to cover the lag in reporting. For MRB, Employers Mutual records the case and IBNR reserves reported to it by the management of the pool, along with a relatively small IBNR reserve to cover a one month reporting lag. To verify the adequacy of the reported reserves, an actuarial evaluation of MRB's reserves is performed at each year-end.

Settlement expense reserves for both the HORAD and MRB books of business are developed through the application of factors to carried loss reserves. The factors are derived from an analysis of paid settlement expenses to paid losses. The assumptions described for the property and casualty insurance segment also apply to the reinsurance segment settlement expense reserving process.

At December 31, 2005, the carried reserves for HORAD and MRB combined were in the upper quarter of the range of actuarial reserve indications. This selection reflects the fact that there are inherent uncertainties involved in establishing reserves for assumed reinsurance business. Such uncertainties include the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices. Because of these uncertainties, there is a risk that the reinsurance segment's reserves for losses and settlement expenses could prove to be inadequate, with a consequent adverse impact on the Company's future earnings and stockholders' equity.

At December 31, 2005, there was no backlog in the processing of assumed reinsurance information. Approximately $81,758,000 or 61 percent of the reinsurance segment's carried reserves were reported by the ceding companies. Employers Mutual receives loss reserve and paid loss data from the ceding companies on individual excess-of-loss business. If a claim involves a single or small group of claimants, a summary of the loss and claim outlook is normally provided. Summarized data is provided for catastrophe claims and pro rata business, which is subject to closer review if inconsistencies are suspected. Unearned premiums are generally reported on pro rata accounts, but are usually calculated by Employers Mutual on excess-of-loss business.

Carried reserves established in addition to those reported by the ceding companies totaled approximately $52,974,000 at December 31, 2005. Since many ceding companies in the HORAD book of business do not report IBNR reserves, Employers Mutual establishes a bulk IBNR reserve to cover the lag in reporting. For the few ceding companies that do report IBNR reserves, Employers Mutual carries them as reported. These reported IBNR reserves are subtracted from the total IBNR reserve calculated by Employers Mutual's actuaries, with the difference carried as bulk IBNR reserves. Except for a small IBNR reserve established to cover a one-month lag in reporting, the MRB IBNR reserve is established by the management of MRB. Employers Mutual rarely records additional case reserves.

Assumed reinsurance losses tend to be reported later than direct losses. This lag is reflected in loss projection factors for assumed reinsurance that tend to be higher than for direct business. The result is that assumed reinsurance IBNR reserves as a percentage of total reserves tend to be higher than for direct reserves. IBNR reserves totaled $73,986,000 and $66,092,000 at December 31, 2005 and 2004, respectively, and for both years accounted for approximately 55 percent of the reinsurance segment's total loss reserves. IBNR reserves are, by nature, less precise than case reserves. A five percent change in IBNR reserves at December 31, 2005 would equate to a $3,699,000 change in loss reserves, which would represent 5.6 percent of net income and 0.9 percent of stockholders' equity.

Following is a summary of the carried loss and settlement expense reserves for the reinsurance segment at December 31, 2005 and 2004.

	December 31, 2005			
Line of Business	Case	IBNR	Settlement Expense	Total
	($ in thousands)			
Pro Rata Reinsurance:				
Property and casualty	$ 3,991	$ 2,604	$ 327	$ 6,922
Property	7,411	7,151	355	14,917
Crop	1,194	33	59	1,286
Casualty	1,847	3,400	212	5,459
Marine/Aviation	8,493	6,928	609	16,030
Total pro rata reinsurance	22,936	20,116	1,562	44,614
Excess-of-loss reinsurance:				
Property	13,100	16,291	813	30,204
Casualty	19,076	36,900	1,891	57,867
Surety	1,293	679	52	2,024
Total excess-of-loss reinsurance	33,469	53,870	2,756	90,095
Total reinsurance segment	$ 56,405	$ 73,986	$ 4,318	$ 134,709

Line of Business	December 31, 2004 Case	IBNR	Settlement Expense	Total
	($ in thousands)			
Pro Rata Reinsurance:				
Property and casualty	$ 3,125	$ 2,899	$ 237	$ 6,261
Property	6,097	7,127	335	13,559
Crop	1,034	36	54	1,124
Casualty	2,267	4,418	296	6,981
Marine/Aviation	9,187	7,802	890	17,879
Total pro rata reinsurance	21,710	22,282	1,812	45,804
Excess-of-loss reinsurance:				
Property	9,961	11,805	475	22,241
Casualty	16,436	31,050	1,719	49,205
Surety	1,440	955	60	2,455
Total excess-of-loss reinsurance	27,837	43,810	2,254	73,901
Total reinsurance segment	$ 49,547	$ 66,092	$ 4,066	$ 119,705

To ensure the accuracy and completeness of the information received from the ceding companies, the actuarial department carefully reviews the latest five HORAD policy years on a quarterly basis, and all policy years on an annual basis. Any significant departures from historical reporting patterns are brought to the attention of the reinsurance department staff who contact the ceding company or broker for clarification.

Employers Mutual's actuarial department annually reviews the MRB reserves for reasonableness. These analyses use a variety of actuarial techniques, which are applied at a line-of-business level. MRB staff supplies the reserve analysis data, which is verified for accuracy by Employers Mutual's actuaries. This review process is replicated by certain other MRB member companies, using actuarial techniques they deem appropriate. Based on these reviews, Employers Mutual and the other MRB member companies have consistently found the MRB reserves to be appropriate.

For the HORAD book of business, paid and incurred loss development patterns for relatively short-tail lines of business (property and marine) are based on data reported by the ceding companies. Employers Mutual has determined that there is sufficient volume and stability in the reported losses to base projections of ultimate losses on these patterns. For longer tail lines of business (casualty), industry incurred development patterns are referenced due to the instability of development patterns based on reported historical losses.

For long-tail lines of business, unreliable estimates of unreported losses can result from the application of loss projection factors to reported losses. To some extent, this is also true for short-tail lines of business in the early stages of a policy year's development. Therefore, in addition to loss-based projections, Employers Mutual generates estimates of unreported losses based on earned premiums. The latter estimates are sometimes more stable and reliable than projections based on losses.

Disputes with ceding companies do not occur often. Employers Mutual performs claims audits and reviews claim reports for accuracy, completeness and adequate reserving. Most reinsurance contracts contain arbitration clauses to resolve disputes, but such disputes are generally resolved without arbitration due to the long-term and ongoing relationships that exist with those companies. There were no matters in dispute at December 31, 2005.

Toxic tort (primarily asbestos), environmental and other uncertain exposures

Toxic tort claims include those claims where the claimant seeks compensation for harm allegedly caused by exposure to a toxic substance or substance that increases the risk of contracting a serious disease, such as cancer. Typically the injury is caused by latent effects of direct or indirect exposure to a substance or combination of substances through absorption, contact, ingestion, inhalation, implantation or injection. Examples of toxic tort claims include injuries arising out of exposure to asbestos, silica, mold, drugs, carbon monoxide, chemicals or lead.

Since 1989, the Company has included an asbestos exclusion in liability policies issued for most lines of business. The exclusion prohibits liability coverage for "bodily injury", "personal injury" or "property damage" (including any associated clean-up obligations) arising out of the installation, existence, removal or disposal of asbestos or any substance containing asbestos fibers. Therefore, the Company's present asbestos exposures are primarily limited to commercial policies issued prior to 1989. At present, the Company is defending approximately 500 asbestos bodily injury lawsuits, some of which involve multiple plaintiffs. Most of these defenses are subject to express reservation of rights based upon the lack of an injury within the Company's policy periods, because many asbestos lawsuits do not specifically allege dates of asbestos exposure or dates of injury. The Company's policyholders that have been named as defendants in these asbestos lawsuits are peripheral defendants who have had little or no exposure and are routinely dismissed from asbestos litigation with nominal or no payment at all (i.e., small contractors, insulators, electrical welding supply, furnace manufacturers, gasket, and building supply companies).

During 2003, as a direct result of proposed federal legislation in the areas of asbestos and class action reform, the Company was presented with several hundred additional lawsuits filed against three former policyholders representing approximately 66,500 claims related to exposure to asbestos or asbestos containing products. These claims are based upon nonspecific asbestos exposure and nonspecific injuries. As a result, management did not establish a significant amount of loss reserves associated with these claims. The vast majority of the 66,500 claims are multi-plaintiff suits filed in Mississippi. One lawsuit lists multiple named plaintiffs of approximately 20,000 individuals. While the expense of handling these lawsuits is higher than what the Company has averaged in the past, it is not proportional based upon the number of plaintiffs, and is mitigated to some extent through cost sharing agreements reached with other insurance companies. The Company believes its settlement expense reserve adequately accounts for these additional expenses.

The Company has denied coverage to one of the former policyholders, representing approximately 10,000 claims, because of express asbestos exclusion language contained in the policy. Minimal expense payments have been made to date on the lawsuits related to the other two former policyholders and no payments have been made for either defense or indemnity. Four former policyholders and one current policyholder dominate the Company's asbestos claims. To date, actual losses paid have been minimal due to the plaintiffs' failure to identify an asbestos-containing product to which they were exposed that is associated with the Company's policyholders. Defense costs, on the other hand, have typically increased due to the increased number of parties involved in the litigation and the length of time required to obtain a favorable judgment. Whenever possible, the Company has participated in cost sharing agreements with other insurance companies to reduce overall asbestos claim expenses.

Proposed federal asbestos legislation initially introduced in 2004 has thus far not been successful, yet plaintiffs' attorneys have already altered their pleadings across the country to anticipate the enactment of federal legislation. Specifically, asbestos plaintiffs' attorneys are pleading "silica" and "pneumoconiosis dust" exposure for new clients, as well as former asbestos plaintiffs. The Company is defending approximately 150 such claims in Texas and Mississippi jurisdictions, some of which involve multiple plaintiffs. The plaintiffs allege employment exposure to "airborne respirable silica dust," causing "serious and permanent lung injuries", i.e., silicosis. Silicosis injuries are identified in the upper lobes of the lungs, while asbestos injuries are localized in the lower lobes.

The plaintiffs in the silicosis lawsuits are sandblasters, gravel and concrete workers, ceramic workers and road construction workers. All of these lawsuits are subject to express reservation of rights based upon the lack of an injury within the Company's policy periods because many silica lawsuits, like asbestos lawsuits, do not specifically allege dates of exposure or dates of injury. The Company's policyholders (a refractory product manufacturer, small local concrete and gravel companies and a concrete cutting machine manufacturer) that have been named as defendants in these silica lawsuits have had little or no exposure and are routinely dismissed from silica litigation with nominal, or no, payment. While the expense of handling these lawsuits is high, it is not proportional based upon the number of plaintiffs, and is mitigated to some extent through cost sharing agreements reached with other insurance companies.

In Texas, where the Company has a considerable amount of asbestos and silica claims, the Texas Senate passed a measure that proposes to reduce the number of claims while protecting the rights of the afflicted. Senate Bill 15 addresses a number of problems associated with asbestos and silica litigation. The bill requires that persons first be diagnosed with asbestos or silica related impairments. It also stipulates that bundling or grouping various asbestos or silica related claims into a single trial will not be permitted, unless agreed to by the parties. Furthermore, these cases are being transferred to a state multi-district litigation court (MDL) for screening.

In 2004, the Company developed, filed and attached "pneumoconiosis dust exclusions" in the majority of jurisdictions where such action was warranted. "Mixed dust" is defined as dust, or a mixture of dusts, composed of one or more of the following: asbestos, silica, fiberglass, iron, tin, coal, cement, cadminium, carbon, mica, cobalt, barium, tungsten, kaolin, graphite, clay, ceramic, talc, vitallium, beryllium, zinc, cotton, hemp, flax or grain. This exclusion precludes liability coverage for "any injury, damage, expense, cost, loss, liability, defense or legal obligation arising out of, resulting from or in any way related to, in whole or in part "mixed dust" pneumoconiosis, pleural plaques, pleural effusion, mesothelioma, lung cancer, emphysema, bronchitis, tuberculosis or pleural thickening, or other pneumoconiosis-related ailments such as arthritis, cancer (other than lung), lupus, heart, kidney or gallbladder disease. It is anticipated that this mixed dust exclusion will further limit the Company's exposure in silica claims, and may be broad enough to limit exposure in other dust claims.

The Company's environmental claims are defined as 1) claims for bodily injury, personal injury, property damage, loss of use of property, diminution of property value, etc., allegedly due to contamination of air, and/or contamination of surface soil or surface water, and/or contamination of ground water, aquifers, wells, etc.; or 2) any/all claims for remediation or clean up of hazardous waste sites by the United States Environmental Protection Agency, or similar state and local environmental or government agencies, usually presented in conjunction with federal or local clean up statutes (i.e., CERCLA, RCRA, etc.).

Examples include, but are not limited to: chemical waste; hazardous waste treatment, storage and/or disposal facilities; industrial waste disposal facilities; landfills; superfund sites; toxic waste spills; and underground storage tanks. Widespread use of pollution exclusions since 1970 in virtually all lines of business, except personal lines, has resulted in limited exposure to environmental claims. Absolute pollution exclusions have been used since the 1980's. The Company's exposure to environmental claims is therefore limited primarily to accident years preceding the 1980's. The pre-1980's exposures include municipality exposures for closed landfills, small commercial businesses involved with disposing waste at landfills, leaking underground storage tanks and contamination from dry cleaning operations.

In 2004, the Company was presented with eight contamination claims filed against four of its petroleum marketers in Iowa and Indiana. These claims arise out of alleged contamination of municipal public water systems by the gasoline additive Methyl Tertiary Butyl Ether ("MTBE"). All MTBE lawsuits initiated in California, Connecticut, Florida, Indiana, Iowa, Massachusetts, New Hampshire, New Jersey and New York were moved to their respective federal courts and were then transferred to the United States District Court for the Southern District of New York, where they were consolidated under the caption, In re: Methyl Tertiary Butyl Ether ("MTBE") Products Liability Litigation. The Company is defending these claims under commercial auto policies which afford broadened pollution liability coverage for overfills. These claims are subject to express reservations of rights based upon the lack of property damage within the policy periods, because these lawsuits do not specifically allege dates of property damage or contamination or any contamination that is the result of an overfill.

The Company's exposure to asbestos and environmental claims through assumed reinsurance is very limited due to the fact that the Company's reinsurance subsidiary entered into the reinsurance marketplace in the early 1980's after much attention had already been brought to these issues. The Company took action to commute one reinsurance contract during the first quarter of 2003 that had some asbestos and environmental reserves associated with it.

At December 31, 2005, the Company carried asbestos and environmental reserves for direct insurance and assumed reinsurance business totaling $6,896,000, which represents 1.3 percent of total loss and settlement expense reserves. The asbestos and environmental reserves include $1,819,000 of case reserves, $3,527,000 of IBNR reserves and $1,549,000 of bulk settlement expense reserves.

The Company's non-asbestos direct product liability claims are considered to be highly uncertain exposures due to the many uncertainties inherent in determining the loss, and the significant periods of time that can elapse between the occurrence of the loss and the ultimate settlement of the claim. The majority of the Company's product liability claims arise from small to medium-sized manufacturers, contractors, petroleum distributors, and mobile home and auto dealerships. No specific claim trends are evident from the Company's manufacturer policies, as the claims activity on these policies is generally isolated and can be severe. Specific product coverage is provided to the Company's mobile home and auto dealership policyholders, and the claims from these policies tend to be relatively small. Certain construction defect claims are reported under product liability coverage. During 2005, 47 of these claims were reported to the Company.

The Company's assumed casualty excess reinsurance is also considered to be a highly uncertain exposure due to the significant periods of time that can elapse during the settlement of the underlying claims and the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices. The Company attempts to account for this uncertainty by establishing bulk IBNR reserves, using conservative assumed treaty limits and, to a much lesser extent, booking of individual treaty IBNR (if reported by the ceding company) or establishing additional case reserves if the reported case reserves appear inadequate on an individual claim. While the Company's reinsurance subsidiary is predominantly a property reinsurer, it does write casualty excess business oriented mainly towards shorter tail casualty lines of coverage. The Company avoids reinsuring large company working layer casualty risks, and does not write risks with heavy product liability exposures, risks with obvious latent injury manifestation, medical malpractice, and "for profit" Directors and Officers coverage. A small amount of casualty excess business on large companies is written, but generally on a "clash" basis only (layers above the limits written for any individual policyholder).

The Company has exposure to construction defect claims arising from general liability policies issued to contractors. Most of the Company's construction defect claims are concentrated in a limited number of states, and the Company has taken steps to mitigate this exposure. Construction defect is a highly uncertain exposure due to such issues as whether coverage exists, definition of an occurrence, determination of ultimate damages, and allocation of such damages to financially responsible parties. The Company has recently implemented additional coding to identify and monitor construction defect claims. Newly reported construction defect claims numbered 394, 685, and 668 in 2005, 2004, and 2003, respectively, and produced incurred losses and paid settlement expenses of approximately $3,515,000, $2,498,000, and $3,200,000 in each respective period. Incurred losses and paid settlement expenses on all construction defect claims totaled approximately $6,967,000 in 2005. At year-end 2005, the Company carried case reserves of approximately $7,010,000 on 731 open construction defect claims.

Following is a schedule of claims activity for asbestos, environmental, products liability and casualty excess reinsurance for 2005, 2004 and 2003.

	Property and casualty insurance segment			Reinsurance segment		
($ in thousands)	Case	IBNR	Settlement expense	Case	IBNR	Settlement expense
Reserves at 12/31/05						
Asbestos	$ 1,508	$ 1,408	$ 1,162	$ 127	$ 474	$ -
Environmental	117	974	387	67	671	-
Products[1]	6,381	4,594	9,556	-	-	-
Casualty excess[2]	-	-	-	19,076	36,901	1,899
Reserves at 12/31/04						
Asbestos	$ 1,395	$ 837	$ 651	$ 153	$ 515	$ -
Environmental	30	807	311	84	677	-
Products[1]	6,491	3,056	6,861	-	-	-
Casualty excess[2]	-	-	-	16,436	31,049	1,724
Reserves at 12/31/03						
Asbestos	$ 1,138	$ 991	$ 756	$ 86	$ 646	$ -
Environmental	13	836	316	52	750	-
Products[1]	4,234	2,557	4,657	-	-	-
Casualty excess[2]	-	-	-	18,959	24,834	1,866
Paid during 2005						
Asbestos	$ 159		$ 305	$ 66		$ -
Environmental	-		6	23		-
Products[1]	3,016		2,913	-		-
Casualty excess[2]	-		-	6,283		770
Paid during 2004						
Asbestos	$ 47		$ 141	$ 64		$ -
Environmental	11		11	40		-
Products[1]	1,079		1,401	-		-
Casualty excess[2]	-		-	7,911		916
Paid during 2003						
Asbestos	$ 14		$ 83	$ 93		$ 2
Environmental	5		6	33		-
Products[1]	705		956	-		-
Casualty excess[2]	-		-	4,523		386

[1] Products includes the portion of asbestos and environmental claims reported above that are non-premises/operations claims.
[2] Casualty excess includes the asbestos and environmental claims reported above.

	Asbestos	Environmental	Products
Open claims, 12/31/05	58,600	11	1,274
Reported in 2005	925	10	494
Disposed of in 2005	579	5	941
Open claims, 12/31/04	58,254	6	1,721
Reported in 2004	2,151	2	295
Disposed of in 2004	10,993	3	358
Open claims, 12/31/03	67,096	7	1,784
Reported in 2003	66,913	7	1,008
Disposed of in 2003	123	6	304

Variability of loss and settlement expense reserves

The Company does not determine a range of estimates for all components of the loss and settlement expense reserves at the time those reserves are established. However, at each year-end an actuarially determined range of estimates is developed for the major components of the loss and settlement expense reserves. All reserves are reviewed, except for the involuntary workers' compensation pools, for which reliance is placed on a reserve opinion received from the National Council on Compensation Insurance certifying the reasonableness of those reserves. Shown below are the actuarially determined ranges of reserve estimates as of December 31, 2005, along with the net carried reserves. The last two columns display the estimated after-tax impact on earnings if the reserves were moved to the high endpoint and the low endpoint of the ranges.

	Range of reserve estimates			After-tax impact on earnings	
($ in thousands)	High	Low	Carried	Reserves at high	Reserves at low
Property and casualty insurance segment	$ 377,404	$ 318,897	$ 366,692	$ (6,963)	$ 31,067
Reinsurance segment	136,046	115,398	134,709	(869)	12,552
	$ 513,450	$ 434,295	$ 501,401	$ (7,832)	$ 43,619

Changes in loss and settlement expense reserve estimates of prior periods

Loss and settlement expense reserves are estimates at a given time of what an insurer expects to pay on incurred losses, based on facts and circumstances then known. During the loss settlement period, which may be many years, additional facts regarding individual claims become known, and accordingly, it often becomes necessary to refine and adjust the estimates of liability on a claim. Such changes in reserves for losses and settlement expenses are reflected in operating results in the year such changes are recorded.

During the year ended December 31, 2005, the Company experienced favorable development in the provision for insured events of prior years, as compared to adverse development in this measure in each of the preceding two years. The majority of the adverse development of the preceding two years came from the property and casualty insurance segment, primarily in the workers' compensation and other liability lines of business. Following are the significant issues and trends that were identified as contributors to the development during the preceding two-year period.

Workers' compensation claim severity increased significantly, with the projected ultimate average claim amount increasing approximately 72 percent over the five year period ending in 2004. An increase of this magnitude made the establishment of adequate case reserves challenging. A review of claim data indicated that claims adjusters had underestimated medical costs and the length of time injured workers are away from work. In addition, partial disability benefits had been underestimated or unanticipated. Large increases in drug costs and the availability and utilization of new and costly medical procedures contributed to rapidly escalating medical costs.

Construction defect claims arising from general liability policies issued to contractors contributed to adverse reserve development. States with significant construction defect losses included Alabama, Arizona, California, Colorado, Nevada and Texas.

Large umbrella claims contributed to the adverse development experienced in the other liability line of business. A pattern of increasing umbrella claims severity is believed to be generally consistent with industry umbrella severity trends. Also contributing to overall umbrella reserve development was an increase in claims arising from underlying general liability policies.

Legal expenses for the other liability line of business increased rapidly over the three years ending in 2004, with defense costs increasing at an average rate of approximately 14 percent per year. This increase in legal expenses occurred despite a reduction in the number of new lawsuits.

In response to an indicated deficiency in case reserves at December 31, 2003, the home office claims department in early 2004 instructed each of the 16 branch offices to review and carefully reevaluate all claim reserves for adequacy. As a result of these reviews, case reserves were strengthened in both the second and third quarters of 2004. However, during the required fourth quarter inventory and review process, the branch offices further strengthened their case reserves, generating a significant amount of adverse development on prior years' reserves.

As a result of these reserving actions, carried loss and settlement expense reserves were toward the high end of the range of actuarial indications at December 31, 2004. This level of reserve adequacy was supported by the favorable development experienced in 2005, which occurred in virtually all lines of business.

For a detailed discussion of the factors influencing the development of prior years' reserves, see the discussion entitled "Loss and Settlement Expense Reserves" under the "Narrative Description of Business" heading in the Business Section under Item I of this Form 10-K.

Deferred policy acquisition costs and related amortization

Acquisition costs consisting of commissions, premiums taxes and other underwriting expenses that vary with and are directly related to the production of business are deferred and amortized as premium revenue is recognized. This adjustment is necessary because statutory accounting principles require that expenses incurred in the production of insurance business be expensed immediately, while premium revenue is recognized ratably over the terms of the underlying insurance policies.

Deferred policy acquisition costs and related amortization are calculated separately for the property and casualty insurance segment and the reinsurance segment. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to the estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned. Deferred policy acquisition costs were not subject to limitation at December 31, 2005, and management does not anticipate future limitations to be likely due to the improved premium rate environment in both the insurance and reinsurance marketplaces.

Deferred income taxes

The realization of the deferred income tax asset is based upon projections that indicate that a sufficient amount of future taxable income will be earned to utilize the tax deductions that will reverse in the future. These projections are based on the Company's history of producing significant amounts of taxable income, the improved premium rate environment for both the property and casualty insurance segment and the reinsurance segment and loss and expense control initiatives that have been implemented in recent years. In addition, management has formulated tax-planning strategies that could be implemented to generate taxable income if needed. Should the projected taxable income and tax planning strategies not provide sufficient taxable income to recover the deferred tax asset, a valuation allowance would be required.

Benefit Plans

Employers Mutual sponsors two pension plans, including a defined benefit retirement plan (pension) and a supplemental retirement plan, and two postretirement benefit plans that provide retiree healthcare and life insurance coverage. Although the Company has no employees of its own, it is responsible for its share of the expenses and related prepaid assets and liabilities of these plans under the terms of the pooling agreement and the cost allocation methodologies applicable to subsidiaries that do not participate in the pooling agreement.

The pension and postretirement benefit costs, as well as the prepaid assets and liabilities of these plans, are determined from actuarial valuations. Inherent in these valuations are key assumptions including discount rates, expected long-term rates of return on plan assets, rate of compensation increases (pension plans only), and health care cost trend rates (healthcare postretirement plan only). The assumptions used in the actuarial valuations are updated annually. Material changes in the pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, changes in asset levels and changes in legislation or regulations.

The discount rate selected is based on an analysis using a hypothetical portfolio of high-quality bonds that produce cash flows matching the plans' expected benefit payments. This analysis is compared for reasonableness to interest rates of applicable published indices. The discount rates used in the pension and postretirement benefit valuations were 5.75, 6.00, and 6.00 percent at December 31, 2005, 2004 and 2003, respectively. The 0.25 percentage point decrease in the discount rate in 2005 increased the pension and postretirement benefit net periodic cost for 2006 by approximately $1,150,000. The Company's share of this additional expense for 2006 is approximately $338,000.

The expected long-term rates of return on the plans' assets are developed considering actual historical results, current and expected market conditions, the mix of plan assets and investment strategy. The expected long-term rates of return on the plans' assets produced by this analysis and used for the pension valuations were 7.50, 7.50, and 8.00 percent at December 31, 2005, 2004 and 2003, respectively. The expected long-term rate of return on the plans' assets used for the postretirement benefit valuations was 5.00 percent for each of the three years ended December 31, 2005, 2004 and 2003. The 2005 actual rates of return on assets were approximately 11.00 percent for the pension plans and 5.30 percent for the postretirement benefit plans. The assumption for the expected long-term rate of return on plan assets is subject to change with the general movement of the economy, but is generally less volatile than the discount rate assumption. A 0.25 percentage point decrease in the expected long-term rates of return on the plans' assets in 2005 would have increased the pension and postretirement benefit costs for 2006 by $401,000. The Company's share of this additional expense would have been approximately $119,000. For detailed information regarding the plans' asset allocations, see note 11 of Notes to Consolidated Financial Statements.

The health care cost trend rates represent the assumption for the change in the cost of health care benefits due to factors outside of the plan. These factors include health care inflation, change in health care utilization delivery patterns, technological advances and the status of the health of the plan participants. The health care cost trend rates assumption is established based on published information and general economic conditions. The health care cost trend rate assumption for 2005 was 12 percent, and is assumed to decrease gradually to 5 percent in 2012 and remain at that level thereafter. The health care cost trend rate assumption for 2004 was 10 percent, and was assumed to decrease gradually to 5 percent in 2009 and remain at that level thereafter. This change in assumption increased the postretirement benefit costs for 2006 by approximately $1,956,000. The Company's share of this additional expense for 2006 is approximately $561,000.

In accordance with GAAP, actuarial gains/losses that result from actual experience that differs from that assumed, or a change in actuarial assumptions, is accumulated and, if in excess of a specified corridor, amortized to expense over future periods. As of December 31, 2005, the pension and postretirement benefit plans had accumulated actuarial losses resulting from both experience and assumption changes that will be amortized to expense beginning in 2006. The Company's share of this expense will amount to $363,000 and $191,000 for the pension and postretirement benefit plans, respectively.

RESULTS OF OPERATIONS

Segment information and consolidated net income for the three years ended December 31, 2005 are as follows:

($ in thousands)	2005	2004	2003
Property and Casualty Insurance			
Premiums earned	$ 321,165	$ 250,035	$ 241,237
Losses and settlement expenses	197,900	196,460	168,239
Acquisition and other expenses	114,080	85,837	80,493
Underwriting gain (loss)	$ 9,185	$ (32,262)	$ (7,495)
Loss and settlement expense ratio	61.6%	78.6%	69.7%
Acquisition expense ratio	35.5%	34.3%	33.4%
Combined ratio	97.1%	112.9%	103.1%
Losses and settlement expenses:			
Insured events of current year	$ 212,708	$ 172,722	$ 159,224
Increase (decrease) in provision for insured events of prior years	(14,808)	23,738	9,015
Total losses and settlement expenses	$ 197,900	$ 196,460	$ 168,239
Catastrophe and storm losses	$ 18,967	$ 13,481	$ 17,531

($ in thousands)	2005	2004	2003
Reinsurance			
Premiums earned	$ 94,460	$ 95,444	$ 89,386
Losses and settlement expenses	60,026	53,346	58,266
Acquisition and other expenses	25,921	26,870	24,403
Underwriting gain	$ 8,513	$ 15,228	$ 6,717
Loss and settlement expense ratio	63.5%	55.9%	65.2%
Acquisition expense ratio	27.5%	28.1%	27.3%
Combined ratio	91.0%	84.0%	92.5%
Losses and settlement expenses:			
Insured events of current year	$ 60,626	$ 56,946	$ 59,805
Decrease in provision for insured events of prior years	(600)	(3,600)	(1,539)
Total losses and settlement expenses	$ 60,026	$ 53,346	$ 58,266
Catastrophe and storm losses	$ 5,415	$ 5,011	$ 3,411

($ in thousands)	2005	2004	2003
Consolidated			
REVENUES			
Premiums earned	$ 415,625	$ 345,479	$ 330,623
Net investment income	40,696	29,900	29,702
Realized investment gains	3,834	4,379	1,170
Other income	657	601	862
	460,812	380,359	362,357
LOSSES AND EXPENSES			
Losses and settlement expenses	257,926	249,806	226,505
Acquisition and other expenses	140,001	112,707	104,896
Interest expense	1,112	1,112	1,320
Other expense	1,663	1,163	1,654
	400,702	364,788	334,375
Income before income tax expense	60,110	15,571	27,982
Income tax expense	17,101	2,386	7,633
Net income	$ 43,009	$ 13,185	$ 20,349
Net income per share	$ 3.16	$ 1.10	$ 1.78
Loss and settlement expense ratio	62.1%	72.3%	68.5%
Acquisition expense ratio	33.6%	32.6%	31.7%
Combined ratio	95.7%	104.9%	100.2%
Losses and settlement expenses:			
Insured events of current year	$ 273,334	$ 229,668	$ 219,029
Increase (decrease) in provision for insured events of prior years	(15,408)	20,138	7,476
Total losses and settlement expenses	$ 257,926	$ 249,806	$ 226,505
Catastrophe and storm losses	$ 24,382	$ 18,492	$ 20,942

Year ended December 31, 2005 compared to year ended December 31, 2004

The Company reported record net income of $43,009,000 ($3.16 per share) in 2005, an increase of 226.2 percent from $13,185,000 ($1.10 per share) reported in 2004. This large increase in net income is attributed to a significant improvement in underwriting results and a large increase in investment income stemming from an increase in invested assets. In 2005, the Company generated an underwriting profit of $17,698,000, which includes $15,408,000 of favorable development on prior years' reserves. In 2004, the Company reported an underwriting loss of $17,034,000, which reflected $20,138,000 of adverse development on prior years' reserves. The Company's invested assets increased substantially in 2005 due to the receipt of $107,801,000 in cash from Employers Mutual in connection with the property and casualty insurance subsidiaries' increased participation in the pooling agreement.

Net income for both 2005 and 2004 reflect a significant amount of hurricane losses. The severe 2005 hurricane season, which produced Hurricanes Katrina, Rita and Wilma, generated after tax losses of $6,900,000 ($0.51 per share), after factoring in reinstatement premium income (net of related commission) in the reinsurance segment and reinstatement premium expense in the property and casualty insurance segment. The four hurricanes that hit the Southern United States in 2004 produced total after tax losses of $5,017,000 ($0.42 per share).

Premium income

Premiums earned increased 20.3 percent to $415,625,000 in 2005 from $345,479,000 in 2004. This increase is primarily attributed to the Company's increased participation in the pooling agreement, but also reflects the impact of rate increases that were implemented in the property and casualty insurance business during 2004. On an overall basis, rate competition increased moderately in the property and casualty insurance marketplace during 2005; however, there were indications of more intense competition in select territories and lines of business. In response to the competitive market conditions, management implemented small premium rate decreases where deemed appropriate. Market conditions are expected to remain competitive in 2006, particularly for non-coastal business, as insurance companies seek to reduce their exposures to hurricane losses yet continue to grow their premiums. Management continues to emphasize its goal of achieving profitability over production. Achieving an underwriting profit is always stressed, but is even more critical in a lower interest rate environment.

Premiums earned for the property and casualty insurance segment increased 28.4 percent to $321,165,000 in 2005 from $250,035,000 in 2004. This increase is primarily the result of the change in pool participation. To better understand the results of the property and casualty insurance segment for 2005, it is helpful to look at the net pool numbers, which are not impacted by the change in pool participation. For the pool, net premiums earned increased 0.7 percent in 2005, compared to an increase of 3.6 percent in 2004. The small increase in the pool's earned premiums for 2005 reflects a transition from the implementation of moderate rate increases in 2004 to steady or declining premium rates in 2005, as well as a continued decline in policy count. Increased rate competition during 2005 resulted in the implementation of some minor premium rate reductions in personal lines business and a slight increase in the use of discretionary credits in commercial lines business. Due to the timing of policy renewals and the earning of premiums ratably over the terms of the underlying policies, a time delay exists for implemented rate changes (both increases and decreases) to have a noticeable impact on premiums earned. The Company is attempting to address the loss of policy count through various measures, including programs geared towards small businesses and enhanced automation to make it easier and more efficient for agents to do business with the Company. During 2005 and 2004, the pool participants ceded additional premiums totaling $1,302,000 and $540,000, respectively, to outside reinsurance companies to reinstate the pool's catastrophe reinsurance protection after the occurrence of large hurricane losses.

Premiums written for the property and casualty insurance segment increased 37.9 percent to $350,646,000 in 2005 from $254,267,000 in 2004. This increase is attributed to the change in pool participation and includes a portfolio adjustment of $29,631,000, which serves as an offset to the increase in the unearned premium reserve. Excluding this portfolio adjustment, premiums written increased 26.3 percent in 2005. Looking at the net pool numbers, which are not impacted by the change in pool participation, premiums written declined 1.1 percent in 2005. During 2005, commercial lines new business premium increased approximately 1.6 percent and personal lines new business premium decreased approximately 12.2 percent. However, policy retention increased to 86.1 percent in commercial lines and remained relatively steady in the personal lines at 82.2 percent for property and 82.6 percent for auto. In light of current rate levels and the quality of the Company's book of business, management is receptive to opportunities to write new business, but continues to stress profitability over production.

Premiums earned for the reinsurance segment decreased 1.0 percent to $94,460,000 in 2005 from $95,444,000 in 2004. This decline is attributed to the MRB pool, as the HORAD book of business produced a slight increase in earned premiums. The amounts reported for 2005 and 2004 include reinstatement premium income of $2,474,000 and $666,000, respectively, received from ceding companies as a result of increased hurricane activity. The large increase in reinstatement premium income in 2005 helped offset the loss of a significant account during 2005. While no significant new accounts were written during 2005, Employers Mutual did add several new accounts during the January 2006 renewal season. Premium rate increases on excess-of-loss contracts remained relatively flat at both the January and July 2005 renewal periods, but the severe 2005 hurricane season spurred moderate rate increases during the January 2006 renewal period on contracts without significant catastrophe losses in 2005, and large price increases and increased retention levels on contracts with significant catastrophe losses in 2005. Many companies seeking reinsurance protection for 2006 sought higher coverage limits in response to the severe 2005 hurricane season, but the reinsurance subsidiary's overall exposure remained relatively constant as management continued to limit coastal area aggregate exposures. Premiums earned in 2005 reflect an increase in the estimate of earned but not reported premiums of $165,000, compared to decrease of $190,000 in 2004.

As previously reported, the board of directors of the MRB pool, of which Employers Mutual is a member, has approved the admission of Kentucky Farm Bureau Mutual and Country Mutual Insurance Company as new assuming companies to the pool effective January 1, 2006. Both of these companies carry an A.M. Best rating of A+ (Superior) and their addition will enhance the financial strength of the pool. These actions will provide increased diversification in the Company's assumed reinsurance business and will reduce the Company's exposure to catastrophe losses. Additionally, the Company believes that the commitment of two highly rated, well capitalized companies to join the pool sends a strong message regarding the pool's future business prospects. During 2005and 2004, the MRB pool consisted of three assuming companies who shared the reinsurance business equally. The increase in the number of assuming companies in 2006 will have a short-term negative impact on premiums earned for the Company's reinsurance segment as the pool business will be split between more participants; however, the addition of these new companies will strengthen MRB's surplus base and should favorably impact future marketing efforts.

For calendar year 2005, the reinsurance subsidiary's earned premiums from the MRB pool were approximately $40 million. Based on preliminary production estimates from MRB, which do not include potential rate increases resulting from the severe 2005 hurricane season, the reinsurance subsidiary's earned premiums would have declined to approximately $36.5 million in 2006 without the addition of the new assuming companies. With the addition of the two new assuming companies, it is currently estimated that the reinsurance subsidiary's 2006 premiums earned from the MRB pool will decline to approximately $24 million. It is important to note that Country Mutual Insurance Company will only assume property exposures; casualty exposures will be shared among the other four participants.

As previously reported, Employers Mutual will no longer participate in a Lloyd's of London marine syndicate effective January 1, 2006 due to a planned restructuring of that program. The loss of this account will reduce the reinsurance subsidiary's premiums earned by approximately $4.0 million in 2006 and an additional $1.0 to $2.0 million in 2007. Employers Mutual will attempt to replace this business through increased participation on other programs.

Losses and settlement expenses

Losses and settlement expenses increased 3.3 percent to $257,926,000 in 2005 from $249,806,000 in 2004. This increase is attributed to the Company's increased participation in the pooling agreement. The loss and settlement expense ratio declined to 62.1 percent in 2005 from 72.3 percent in 2004. This decline is primarily attributed to favorable development on prior years' reserves in the property and casualty insurance segment.

The loss and settlement expense ratio for the property and casualty insurance segment decreased to 61.6 percent in 2005 from 78.6 percent in 2004. This improvement occurred despite a substantial increase in catastrophe and storm losses that was driven by the severe 2005 hurricane season. Losses from the 2005 hurricane season totaled $6,396,000, which compares to hurricane losses of $2,888,000 in 2004. The improvement in the 2005 loss and settlement expense ratio is primarily the result of $14,808,000 of favorable development experienced on prior years' reserves, compared to $23,738,000 of adverse development experienced in 2004. The favorable development of 2005 is primarily attributed to downward development of individual case reserves and settlement expense reserves. During the fourth quarter of 2005, the Company eliminated a bulk case reserve carried in the workers' compensation line of business and reallocated a portion of this reserve to asbestos reserves and settlement expense reserves, resulting in $2,145,000 of favorable development. The adverse development experienced in 2004 reflected a combination of newly reported claims in excess of carried IBNR reserves ($14,758,000), development on case reserves of previously reported claims ($11,037,000), bulk reserve strengthening ($2,350,000) and settlement expense reserve increases resulting from increases in case reserves ($6,209,000). This adverse development was partially offset by $10,437,000 of reinsurance recoveries associated with the case reserve development and IBNR emergence. Substantial case reserve strengthening performed at the branch offices, primarily in the workers' compensation and other liability lines of business, was the underlying reason for the adverse reserve development that occurred during 2004. As discussed further under the "Critical Accounting Policies" heading of this discussion, the economic factors behind the 2004 case reserve strengthening included, most notably, an increase in workers' compensation claim severity, increases in construction defect claim activity, the recent occurrence of several large umbrella claims, and increasing legal expenses in the other liability line of business. Claim frequency continued to decline during 2005, but there are signs that it may be leveling out, especially in the workers' compensation and homeowners lines of business. Claim severity increased in most lines of business with commercial auto liability being an exception.

The loss and settlement expense ratio for the reinsurance segment increased to 63.5 percent in 2005 from 55.9 percent in 2004. The increase in the 2005 ratio is attributed to a decline in the amount of favorable development experienced on prior years' reserves, an increase in the severity of losses on working layer business and an increase in catastrophe and storm losses. The favorable development experienced on prior years' reserves in 2005 and 2004 is attributed to the HORAD book of business. Catastrophe and storm losses for 2005 amounted to $5,415,000, which reflects $4,500,000 from Hurricanes Katrina, Rita and Wilma (each capped at the $1,500,000 occurrence limit per event), approximately $675,000 from tropical storm Erwin and $219,000 of adverse development from a 2004 hurricane. Catastrophe losses in 2004 amounted to $5,011,000, with three hurricanes being capped at the $1,500,000 occurrence limit per event. As previously noted, Employers Mutual retained a significant amount of hurricane losses in excess of the $1,500,000 cap per event in 2005. This prompted changes to the terms and conditions of the quota share agreement for 2006, including an increase in the cap on losses assumed per event from $1,500,000 to $2,000,000.

Acquisition and other expenses

Acquisition and other expenses increased 24.2 percent to $140,001,000 in 2005 from $112,707,000 in 2004. These increases are primarily attributed to the Company's increased participation in the pooling agreement. The acquisition expense ratio increased to 33.6 percent in 2005 from 32.6 percent in 2004. This increase reflects higher salary expenses, hurricane-related assessment costs and an increase in policyholder dividends.

For the property and casualty insurance segment, the acquisition expense ratio increased to 35.5 percent in 2005 from 34.3 percent in 2004. This increase is primarily attributed to higher salary expenses (including bonus and contingent salary plan accruals), assessment costs associated with Hurricane Katrina from the Louisiana Citizens Fair Plan and the Mississippi Windstorm Underwriting Association and an increase in policyholder dividends. The increase in the acquisition expense ratio was limited by a decline in contingent commission expense, which is attributed to changes in the agent profit sharing plan, and an increase in ceded contingent commission income. The property and casualty insurance subsidiaries incurred $6,519,000 of commission expense in 2005 in connection with their increased participation in the pooling agreement. This commission expense is used to reimburse Employers Mutual for the expenses it incurred to generate the additional insurance business that was transferred to the subsidiaries on January 1, 2005. However, due to the fact that acquisition expenses, including commissions, are deferred and amortized to expense as the related premiums are earned, all of the $6,519,000 of commission expense was capitalized as a deferred policy acquisition cost and is being amortized to expense as the unearned premiums become earned in order to provide a proper matching of acquisition expenses and premium revenue.

For the reinsurance segment, the acquisition expense ratio decreased to 27.5 percent in 2005 from 28.1 percent in 2004. The decline in the 2005 ratio is due to a large amount of contingent commission expense reported by MRB in 2004. Commission expense for 2004 also includes $1,033,000 related to the increase in participation in the MRB pool (from 25 percent in 2003 to 33 percent in 2004); however, this expense was partially offset by an increase in the deferred policy acquisition costs asset.

Investment results

Net investment income increased 36.1 percent to $40,696,000 in 2005 from $29,900,000 in 2004 and is attributed to a significant increase in invested assets. As previously discussed, the Company received $107,801,000 in cash from Employers Mutual in February 2005 in connection with the 6.5 percentage point increase in pool participation. The Company also received $275,000 of interest income from Employers Mutual as the actual cash settlement did not occur until February 15, 2005.

The Company reported net realized investment gains of $3,834,000 in 2005 compared to $4,379,000 in 2004. Included in the realized investment gains of 2004 is $3,826,000 of gains recognized on the Company's investment in MCI Communications Corporation bonds in conjunction with a payout award received under a bankruptcy court approved "Plan of Reorganization." This gain was partially offset by $1,323,000 of other-than-temporary impairment losses recognized on the replacement bonds received in this settlement. The Company did not recognize any other-than-temporary impairment losses in 2005.

Income tax

Income tax expense increased in 2005 in conjunction with an increase in pre-tax income. The effective tax rate increased to 28.4 percent in 2005 from 15.3 percent in 2004, reflecting a large growth in pre-tax income relative to the amount of tax-exempt interest income earned by the Company.

Year ended December 31, 2004 compared to year ended December 31, 2003

Net income decreased 35.2 percent to $13,185,000 ($1.10 per share) in 2004 from $20,349,000 (1.78 per share) in 2003. This decrease was attributed to a significant increase in the amount of adverse development experienced on prior years' reserves. The majority of this adverse development occurred during the fourth quarter and was attributed to a diligent review and re-evaluation of the individual case reserves carried by the property and casualty insurance segment. In addition to an ongoing review of claims files in the normal course of business, the Company had for many years required each of its 16 branch offices to perform a complete inventory of its open claim files during the fourth quarter of each year and to review the adequacy of each carried reserve based on current information. This review process had not historically resulted in a significant increase in case reserves; however, because of heightened emphasis placed on case reserve adequacy during 2004, the review performed in the fourth quarter of 2004 generated a significant and unanticipated increase in carried reserves and a corresponding increase in settlement expense reserves. Catastrophe and storm losses declined 11.7 percent in 2004, but remained at an unusually high level due to the four hurricanes that hit the Southern United States in August and September.

The calculation of 2004 net income per share was impacted by the Company's follow-on stock offering in which 2.0 million new shares of common stock were issued on October 20, 2004. The Company earned approximately $170,000 of additional interest income on the net proceeds of the stock offering during the fourth quarter of 2004; however, this additional interest income was not sufficient to avoid an approximate 3.0 percent dilution in the 2004 net income per share calculation.

Premium income

Premiums earned increased 4.5 percent to $345,479,000 in 2004 from $330,623,000 in 2003. This increase was primarily attributed to rate increases implemented during the last few years in the property and casualty insurance business as well as moderate growth and improved pricing in the assumed reinsurance business. The overall market for property and casualty insurance was stable during 2004, but moderated slightly in certain lines of business and select territories due to an increase in price competition. Price competition was expected to increase for most lines of business in 2005, but not to the extent seen in the last soft market. The Company will continue its efforts to maintain current pricing levels and will implement rate increases in those lines of business and/or territories where such action is warranted; however, the overall impact of these rate increases will continue to dissipate as the increases become smaller and less frequent.

Premiums earned for the property and casualty insurance segment increased 3.6 percent to $250,035,000 in 2004 from $241,237,000 in 2003. This increase was primarily the result of rate increases that were implemented during the prior two years. After the broad-based rate increases implemented during the peak of the hard market in 2001 and 2002, premium rate levels for most lines of business were considered to be at, or near, adequate levels at the end of 2002. Accordingly, moderate and more targeted rate increases were implemented during 2003 and 2004. This fine tuning of the Company's rate structure was directed toward specific accounts, territories and lines of business where additional rate increases were warranted. Due to the timing of policy renewals and the earning of premiums ratably over the terms of the underlying policies, a time delay exists for implemented rate increases to have a noticeable impact on premiums earned. During 2004, premiums written increased only 1.9 percent due to a decline in policy count and an increase in ceded premiums. The decline in policy count is attributed to several factors, including the non-renewal of existing business that was under-priced and/or under-performing, a reluctance to accept new risks in under-priced lines of business and a decrease in new business associated with a moderate increase in price competition. The increase in ceded premiums primarily reflects an increase in the cost of the Company's reinsurance programs.

Premiums earned for the reinsurance segment increased 6.8 percent to $95,444,000 in 2004 from $89,386,000 in 2003 due to increased participation in the MRB reinsurance pool. For 2004, Employers Mutual's participation in the MRB reinsurance pool (which is ceded to the reinsurance segment under the terms of the quota share agreement) increased to 33 percent from 25 percent in 2003, producing $8,176,000 of additional premiums earned. The increase in the MRB premiums earned was partially offset by a decline in the HORAD book of business because Employers Mutual was unsuccessful in its attempt to renew several accounts during the January 1 and July 1, 2004 renewal seasons due to its "A-" (Excellent) A.M. Best rating. Following large across-the-board rate increases implemented in 2002, premium rate increases on excess-of-loss contracts moderated during 2003 and 2004 due to the influx of new capital into the reinsurance marketplace; however, contracts with poor loss experience continued to receive large rate increases. The rate increases implemented during the last several years were realized in conjunction with moderate declines in the related exposure base due to increased retention levels and coverage exclusions for terrorist activities. In addition, both excess-of-loss and pro rata contracts benefited from improved industry-wide rate levels at the primary company level. Premiums earned in 2004 reflect a decrease in the estimate of earned but not reported premiums of $190,000, compared to an increase of $3,575,000 in 2003.

Losses and settlement expenses

Losses and settlement expenses increased 10.3 percent to $249,806,000 in 2004 from $226,505,000 in 2003. The loss and settlement expense ratio increased to 72.3 percent in 2004 from 68.5 percent in 2003. The increase in the 2004 ratio is primarily attributed to a significant amount of adverse development on prior years' reserves in the property and casualty insurance segment, but was partially offset by a decline in reported losses in the reinsurance segment. Catastrophe and storm losses declined 11.7 percent in 2004, but remained at an unusually high level.

The loss and settlement expense ratio for the property and casualty insurance segment increased to 78.6 percent in 2004 from 69.7 percent in 2003. The increase in the 2004 ratio was primarily attributed to a significant increase in adverse development on prior years' reserves. The adverse development of 2004 reflects a combination of newly reported claims in excess of carried IBNR reserves ($14,758,000), development on case reserves of previously reported claims ($11,037,000), bulk reserve strengthening ($2,350,000), and settlement expense reserve increases resulting from increases in case reserves ($6,209,000). This adverse development was partially offset by $10,437,000 of reinsurance recoveries associated with the case reserve development and IBNR emergence. Substantial case reserve strengthening performed at the branch offices, primarily in the workers' compensation and other liability lines of business, was the underlying reason for the adverse reserve development that occurred during 2004. Loss severity continued to trend upward during 2004 while overall loss frequency continued to trend downward; however, there were some indications that loss frequency might be leveling out. Catastrophe and storm losses for 2004 include $2,888,000 (net of reinsurance) from the four hurricanes that hit the Southern United States in August and September.

The loss and settlement expense ratio for the reinsurance segment decreased to 55.9 percent in 2004 from 65.2 percent in 2003, despite an increase in catastrophe and storm losses. The decline in the 2004 ratio reflects a decrease in the ratio of reported losses to premiums earned for 2004 policy year business, an increase in favorable development on prior years reserves and continued improvement in overall premium rate adequacy. The favorable development experienced in 2004 was attributed to reported policy year 2003 losses for property, casualty and multi-line classes that are below 2003 implicit projections. Catastrophe and storm losses for 2004 include $4,830,000 associated with the four hurricanes that hit the Southern United States in August and September. The reinsurance segment had exposure to all four hurricanes and reached its $1,500,000 cap on losses assumed per occurrence on three of them. During 2003, two events (Midwest storms in the month of May and Hurricane Isabel) reached the $1,500,000 cap.

Acquisition and other expenses

Acquisition and other expenses increased 7.4 percent to $112,707,000 in 2004 from $104,896,000 in 2003. The acquisition expense ratio increased to 32.6 percent in 2004 from 31.7 percent in 2003, primarily due to increases in contingent commission and policyholder dividend expense.

For the property and casualty insurance segment, the acquisition expense ratio increased to 34.3 percent in 2004 from 33.4 percent in 2003. The rise in this ratio was primarily attributed to an increase in contingent commission expense from the Company's agent profit sharing plan and an increase in policyholder dividend expense. The increase in contingent commission expense was partially offset by $387,000 of ceded contingent commission income recognized in the fourth quarter of 2004 related to a no-claims bonus on the terrorism reinsurance contract for years 2003 and 2004.

For the reinsurance segment, the acquisition expense ratio increased to 28.1 percent in 2004 from 27.3 percent in 2003. The increase was primarily attributed to a large amount of contingent commission expense reported by MRB during 2004, but was reduced by a $666,000 increase in contingent commission income from a retrocession contract on the HORAD book of business. Both increases reflect recent favorable underwriting performance. The asset for deferred acquisition costs increased in 2004 and 2003 in connection with the increased participation in the MRB pool. These increases offset commission expense of $1,033,000 and $782,000 recorded for statutory purposes in those respective years with the increased participation in the MRB pool.

Investment results

Net investment income remained relatively flat at $29,900,000 in 2004 compared to $29,702,000 in 2003, despite an increase in invested assets. This was primarily attributed to the lingering low interest rate environment, which has negatively impacted the rate of return earned on the Company's investments. During this prolonged period of low interest rates, many of the Company's higher yielding securities have been called. The proceeds from these called securities, and from maturing securities, have been reinvested at current lower interest rates, resulting in less investment income. In addition, until the second quarter of 2004 the Company had been reluctant to invest in long-term securities due to the low interest rate environment, and had therefore accumulated a significant amount of short-term and cash equivalent investments. Since these investments carry lower interest rates than long-term securities, the decline in the Company's rate of return was magnified. However, during the second quarter of 2004 interest rates became more attractive and the Company began investing in long-term securities.

The Company reported net realized investment gains of $4,379,000 in 2004 and $1,170,000 in 2003. The large amount of realized investment gains in 2004 includes $2,502,000 of net gain (gross gain of $3,826,000 less an other-than-temporary loss of $1,324,000) recognized during the second quarter on the Company's investment in MCI Communications Corporation bonds in conjunction with a payout award received under a bankruptcy court approved "Plan of Reorganization." The MCI bonds had previously been determined to be other-than-temporarily impaired during the second quarter of 2002. The new MCI bonds were sold during the third quarter, resulting in an additional realized gain of $187,000. Reflected in the gains of 2003 are $1,567,000 of other-than-temporary impairment losses recognized in the Company's equity portfolio during the first quarter, $2,689,000 of net losses recognized by the Company's equity managers during the first quarter as they rebalanced the Company's portfolios to enhance future returns, and $4,342,000 of losses recognized on the sale of American Airlines and United Airlines bonds during the first quarter. These losses were more than offset by gains recognized on the sale of certain bond and equity investments during the remainder of 2003. All the impaired equity securities were sold before year-end 2003, generating gross realized gains of $619,000 and gross realized losses of $48,000.

Other information

Income tax expense decreased 68.7 percent to $2,386,000 in 2004 from $7,633,000 in 2003. The effective tax rate declined to 15.3 percent in 2004 from 27.3 percent in 2003, primarily due to an increase in tax-exempt investment income and a decline in pre-tax income. Effective April 1, 2003, the Company was included in Employers Mutual's consolidated tax return due to the fact that Employers Mutual attained 80 percent ownership of the Company at the end of March. The Company filed a short-period tax return with its subsidiaries for the period January 2003 through March 31, 2003. During October 2004 Employers Mutual's ownership of the Company fell below 80 percent upon successful completion of the follow-on stock offering. Accordingly, the Company was no longer included in Employers Mutual's consolidated tax return effective October 1, 2004, and the Company filed a short-period tax return for the period October 1, 2004 through December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Liquidity is a measure of a company's ability to generate sufficient cash flows to meet cash obligations as they come due. The Company generated positive cash flows from operations of $178,424,000 in 2005, $60,794,000 in 2004 and $63,095,000 in 2003. Included in cash flows from operations in 2005 is $107,801,000 of cash received from Employers Mutual in connection with the change in pool participation. Excluding this amount, cash flows from operations for 2005 amounted to $70,623,000. The Company typically generates substantial positive cash flows from operations because cash from premium payments is generally received in advance of cash payments made to settle claims. These positive cash flows provide the foundation of the Company's asset/liability management program and are the primary drivers of the Company's liquidity. When investing funds made available from operations, the Company invests in securities with maturities that approximate the anticipated payments of losses and settlement expenses of the underlying insurance policies. In addition, the Company maintains a portion of its investment portfolio in relatively short-term and highly liquid assets as a secondary source of liquidity should net cash flows from operating activities prove inadequate to fund current operating needs. As of December 31, 2005, the Company did not have any significant variations between the maturity dates of its investments and the expected payments of its loss and settlement expense reserves.

The Company is a holding company whose principal assets are its investments in its insurance subsidiaries. As a holding company, the Company is dependent upon cash dividends from its insurance company subsidiaries to meet its obligations and to pay cash dividends to its stockholders. State insurance regulations restrict the maximum amount of dividends insurance companies can pay without prior regulatory approval. See note 6 of Notes to Consolidated Financial Statements for additional information regarding dividend restrictions. The maximum amount of dividends that the insurance company subsidiaries can pay to the Company in 2006 without prior regulatory approval is approximately $40,058,000. The Company received $5,696,000, $7,029,000 and $7,255,000 of dividends from its insurance company subsidiaries and paid cash dividends to its stockholders totaling $8,302,000, $7,233,000 and $6,874,000 in 2005, 2004 and 2003, respectively.

The Company's insurance company subsidiaries must have adequate liquidity to ensure that their cash obligations are met; however, because of their participation in the pooling agreement and the quota share agreement, they do not have the daily liquidity concerns normally associated with an insurance or reinsurance company. This is due to the fact that under the terms of the pooling and quota share agreements, Employers Mutual receives all premiums and pays all losses and expenses associated with the insurance business produced by the pool participants and the assumed reinsurance business ceded to the Company's reinsurance subsidiary, and then settles the inter-company balances generated by these transactions with the participating companies on a quarterly basis.

At the insurance company subsidiary level, the primary sources of cash are premium income, investment income and maturing investments. The principal outflows of cash are payments of claims, commissions, premium taxes, operating expenses, income taxes, dividends, interest and principal payments on debt, and investment purchases. Cash outflows can be variable because of uncertainties regarding settlement dates for unpaid losses and because of the potential for large losses, either individually or in the aggregate. Accordingly, the insurance company subsidiaries maintain investment and reinsurance programs generally intended to provide adequate funds to pay claims without forced sales of investments.

The Company maintains a portion of its investment portfolio in relatively short-term and highly liquid investments to ensure the availability of funds to pay claims and expenses. The remainder of the investment portfolio, excluding investments in equity securities and other long-term investments, is invested in securities with maturities that approximate the anticipated liabilities of the insurance written. At December 31, 2005, approximately 50 percent of the Company's fixed maturity securities were in U.S. government or U.S. government agency issued securities. A variety of maturities are maintained in the Company's portfolio to assure adequate liquidity. The maturity structure of the fixed maturity investments is also established by the relative attractiveness of yields on short, intermediate and long-term securities. The Company does not invest in high-yield, non-investment grade debt securities; however, an exception was made to this policy in 2004 when non-investment grade MCI debt securities were sold and then repurchased in order to recognize a current income tax benefit.

The Company considers itself to be a long-term investor and generally purchases fixed maturity investments with the intent to hold them to maturity. Despite this intent, the Company currently classifies purchases of fixed maturity investments as available-for-sale to provide flexibility in the management of the investment portfolio. The Company had unrealized holding gains, net of deferred taxes, on fixed maturity securities available-for-sale totaling $7,988,000 and $15,511,000 at December 31, 2005 and 2004, respectively. The fluctuation in the market value of these investments is primarily due to changes in the interest rate environment during this time period. Since the Company does not actively trade in the bond market, such fluctuations in the fair value of these investments are not expected to have a material impact on the operations of the Company, as forced liquidations of investments are not anticipated. The Company closely monitors the bond market and makes appropriate adjustments in its portfolio as changing conditions warrant.

The majority of the Company's assets are invested in fixed maturity securities. These investments provide a substantial amount of investment income that supplements underwriting results and contributes to net earnings. As these investments mature, or are called, the proceeds will be reinvested at current rates, which may be higher or lower than those now being earned; therefore, more or less investment income may be available to contribute to net earnings depending on the interest rate level.

The Company participates in a securities lending program administered by Mellon Bank, N.A. whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for short periods of time. The Company receives a fee for each security loaned out under this program and requires initial collateral, primarily cash, equal to 102 percent of the market value of the loaned securities. The cash collateral that secures the Company's loaned securities is invested in a Delaware statutory trust that is managed by Mellon Bank. The earnings from this trust are used, in part, to pay the fee the Company receives for each security loaned under the program.

The Company held $4,270,000 and $5,550,000 in minority ownership interests in limited partnerships and limited liability companies at December 31, 2005 and 2004, respectively. The Company does not hold any other unregistered securities.

The Company's cash balance was $333,000 and $61,000 at December 31, 2005 and 2004, respectively.

Employers Mutual contributed $15,000,000, $21,600,000 and $9,869,000 to the pension plan in 2005, 2004 and 2003, respectively, and plans to contribute approximately $13,000,000 to the pension plan in 2006. The Company reimbursed Employers Mutual $4,575,000, $5,236,000 and 2,373,000 for its share of the pension contributions in 2005, 2004 and 2003, respectively. Employers Mutual contributed $5,120,000, $3,945,000 and $4,800,000 to the postretirement benefit plans in 2005, 2004 and 2003, respectively, and expects to contribute approximately $4,777,000 to the postretirement benefit plan in 2006. The Company reimbursed Employers Mutual $1,459,000, $902,000 and $1,121,000 for its share of the postretirement benefit plan contributions in 2005, 2004 and 2003, respectively. In 2005 the Company received reimbursement from Employer Mutual for a net $722,000 of pension assets and $2,518,000 of postretirement benefit liabilities transferred to it in connection with the change in pool participation.

Capital Resources

Capital resources consist of stockholders' equity and debt, representing funds deployed or available to be deployed to support business operations. For the Company's insurance subsidiaries, capital resources are required to support premium writings. Regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to its statutory surplus should not exceed three to one. All of the Company's insurance subsidiaries were well under this guideline at December 31, 2005.

The Company's insurance subsidiaries are required to maintain certain minimum surplus on a statutory basis and are subject to regulations under which payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. The Company's insurance subsidiaries are also subject to Risk Based Capital (RBC) requirements that may further impact their ability to pay dividends. RBC requirements attempt to measure minimum statutory capital needs based upon the risks in a company's mix of products and investment portfolio. At December 31, 2005, the Company's insurance subsidiaries had total adjusted statutory capital of $259,026,000, which is well in excess of the minimum RBC requirement of $53,648,000.

The Company had total cash and invested assets with a carrying value of 950.1 million and $779.4 million as of December 31, 2005 and 2004, respectively. The following table summarizes the Company's cash and invested assets as of the dates indicated:

	December 31, 2005			
($ in thousands)	Amortized Cost	Fair Value	Percent of Total at Fair Value	Carrying Value
Fixed maturities held-to-maturity	$ 19,794	$ 20,179	2.1%	$ 19,794
Fixed maturities available-for-sale	782,767	795,056	83.6%	795,056
Equity securities available-for-sale	66,116	93,343	9.8%	93,343
Cash	333	333	-	333
Short-term investments	37,346	37,346	4.0%	37,346
Other long-term investments	4,270	4,270	0.5%	4,270
	$ 910,626	$ 950,527	100.0%	$ 950,142

	December 31, 2004			
($ in thousands)	Amortized Cost	Fair Value	Percent of Total at Fair Value	Carrying Value
Fixed maturities held-to-maturity	$ 29,206	$ 30,594	3.9%	$ 29,206
Fixed maturities available-for-sale	595,791	619,654	79.4%	619,654
Equity securities available-for-sale	59,589	78,693	10.1%	78,693
Cash	61	61	-	61
Short-term investments	46,239	46,239	5.9%	46,239
Other long-term investments	5,550	5,550	0.7%	5,550
	$ 736,436	$ 780,791	100.0%	$ 779,403

The amortized cost and estimated fair value of fixed maturity and equity securities at December 31, 2005 were as follows:

($ in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held-to-maturity:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 19,011	$ 328	$ -	$ 19,339
Mortgage-backed securities	783	57	-	840
Total securities held-to-maturity	$ 19,794	$ 385	$ -	$ 20,179
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 387,278	$ 298	$ 4,221	$ 383,355
Obligations of states and political subdivisions	250,975	10,383	42	261,316
Mortgage-backed securities	9,861	357	6	10,212
Public utilities	6,004	483	-	6,487
Debt securities issued by foreign governments	7,044	98	16	7,126
Corporate securities	121,605	6,084	1,129	126,560
Total fixed maturity securities	782,767	17,703	5,414	795,056
Equity securities:				
Common stocks	62,616	27,759	595	89,780
Non-redeemable preferred stocks	3,500	63	-	3,563
Total equity securities	66,116	27,822	595	93,343
Total securities available-for-sale	$ 848,883	$ 45,525	$ 6,009	$ 888,399

The Company's insurance and reinsurance subsidiaries have $36 million of surplus notes issued to Employers Mutual. These surplus notes have an annual interest rate of 3.09 percent (effective April 1, 2003 upon their reissue) and do not have a maturity date. Payment of interest and repayment of principal can only be made out of the applicable subsidiary's statutory surplus and is subject to prior approval by the insurance commissioner of the respective state of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the applicable insurance subsidiaries. The Company's subsidiaries incurred interest expense of $1,112,000, $1,112,000 and $1,320,000 in 2005, 2004 and 2003, respectively, on these surplus notes. At December 31, 2005, the Company's subsidiaries had received approval for the payment of interest accrued on the surplus notes during 2005.

As of December 31, 2005, the Company had no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Employers Mutual receives all premiums and pays all losses and expenses associated with the assumed reinsurance business ceded to the reinsurance subsidiary and the insurance business produced by the pool participants, and then settles the inter-company balances generated by these transactions with the participating companies on a quarterly basis. When settling the inter-company balances, Employers Mutual provides the reinsurance subsidiary and the pool participants with full credit for the premiums written during the quarter and retains all receivable amounts. Any receivable amounts that are ultimately deemed to be uncollectible are charged-off by Employers Mutual and the expense is charged to the reinsurance subsidiary or allocated to the pool members on the basis of pool participation. As a result, the Company has an off-balance sheet arrangement with an unconsolidated entity that results in a credit-risk exposure that is not reflected in the Company's financial statements. Based on historical data, this credit-risk exposure is not considered to be material to the Company's results of operations or financial position.

Investment Impairments and Considerations

The Company did not record any other-than-temporary investment impairments during 2005. During 2004 the Company had one fixed maturity security series (MCI Communications Corporation) that was determined to be other-than-temporarily impaired. MCI Communications Corporation was owned by WorldCom Inc., whose corporate bonds were downgraded to junk status in May 2002 when it reported the detection of accounting irregularities. On June 30, 2002 the Company recognized $3,821,000 of realized loss when the carrying value of this investment was reduced from an aggregate book value of $5,604,000 to the then current fair value of $1,783,000. The fair value of the MCI bonds then partially recovered, resulting in pre-tax unrealized gains of $1,035,000 recognized during 2002 and $1,811,000 recognized during 2003. During the second quarter of 2004 the Company received three new series of fixed maturity securities (with impaired book values) issued by MCI Communications Corporation in conjunction with a payout award received under a bankruptcy court approved "Plan of Reorganization." This payout was recorded as a tax-free exchange and the new bonds were assigned a book value equal to the book value of the defaulted bonds that were replaced ($5,565,000). The par value of the new bonds reflected the settlement amount of 79.2 cents per dollar ($4,552,000) and the fair value of the new bonds was $4,241,000 at the time of the payout. Based on these facts, a realized investment gain of $3,826,000 was recognized in the second quarter of 2004 to offset the other-than-temporary impairment loss previously recognized in the second quarter of 2002 and an other-than-temporary impairment loss of $1,324,000 was recognized to reduce the book value of the new bonds to fair value at the time of the payout. The new bonds were sold during the third quarter of 2004 for income tax purposes, resulting in an additional realized gain of $187,000.

At December 31, 2005, the Company had unrealized losses on held-to-maturity and available-for-sale securities as presented in the table below. The estimated fair value is based on quoted market prices, where available, or on values obtained from independent pricing services. None of these securities are considered to be in concentrations by either security type or industry. The Company uses several factors to determine whether the carrying value of an individual security has been other-than-temporarily impaired. Such factors include, but are not limited to, the security's value and performance in the context of the overall markets, length of time and extent the security's fair value has been below carrying value, key corporate events and collateralization of fixed maturity securities. Based on these factors, and the Company's ability and intent to hold the fixed maturity securities until maturity, it was determined that the carrying value of these securities was not other-than-temporarily impaired at December 31, 2005. Risks and uncertainties inherent in the methodology utilized in this evaluation process include interest rate risk, equity price risk and the overall performance of the economy, all of which have the potential to adversely affect the value of the Company's investments. Should a determination be made at some point in the future that these unrealized losses are other-than-temporary, the Company's earnings would be reduced by approximately $3,906,000, net of tax; however, the Company's financial position would not be affected due to the fact that unrealized losses on available-for-sale securities are reflected in the Company's financial statements as a component of stockholders' equity, net of deferred taxes.

Following is a schedule showing the length of time securities have continuously been in an unrealized loss position as of December 31, 2005.

Description of securities	Fair value	Unrealized losses
($ in thousands)		
Fixed maturity securities:		
Less than six months	$ 315,824	$ 4,023
Six to twelve months	13,717	881
Twelve months or longer	31,824	510
Total fixed maturity securities	361,365	5,414
Equity securities:		
Less than six months	10,639	400
Six to twelve months	773	141
Twelve months or longer	645	54
Total equity securities	12,057	595
Total temporarily impaired securities	$ 373,422	$ 6,009

Following is a schedule of the maturity dates of the fixed maturity securities presented in the above table. Note that this schedule includes only fixed maturity securities available-for-sale, as the Company does not have any fixed maturity securities held-to-maturity with unrealized losses.

($ in thousands)	Book value	Fair value	Gross unrealized loss
Due in one year or less	$ 7,969	$ 7,895	$ 74
Due after one year through five years	58,863	58,138	725
Due after five years through ten years	210,117	207,301	2,816
Due after ten years	85,116	83,323	1,793
Mortgage-backed securities	4,714	4,708	6
	$ 366,779	$ 361,365	$ 5,414

The Company held two series of General Motors Acceptance Corporation fixed maturity securities that were considered non-investment grade at December 31, 2005, with a combined unrealized loss before tax of $832,000. All other non-investment grade fixed maturity securities held at December 31, 2005 (Great Lakes Chemical Corporation, Sears Roebuck Acceptance Corporation and US Freightways Corporation) were in an unrealized gain position. The Company does not purchase non-investment grade securities. Any non-investment grade securities held by the Company are the result of rating downgrades that occurred subsequent to their purchase. An exception was made to this policy in 2004 when the Company sold, and then repurchased, non-investment grade MCI debt securities (Moody's bond rating of B) in order to recognize a current income tax benefit.

Following is a schedule of gross realized losses recognized in 2005 along with the associated book values and sales prices aged according to the length of time the underlying securities were in an unrealized loss position. This schedule does not include realized losses stemming from corporate actions such as calls, pay-downs, redemptions, etc. The Company's equity portfolio is managed on a "tax-aware" basis, which generally results in sales of securities at a loss to offset sales of securities at a gain, thus minimizing the Company's income tax expense. Fixed maturity securities held to maturity are not included in the schedule since no realized losses were recognized on these investments. Fixed maturity securities are generally held until maturity.

($ in thousands)	Book value	Sales price	Gross realized loss
Fixed maturity securities available-for-sale:			
Three months or less	$ -	$ -	$ -
Over three months to six months	500	494	6
Over six months to nine months	-	-	-
Over nine months to twelve months	-	-	-
Over twelve months	-	-	-
	$ 500	$ 494	$ 6
Equity securities:			
Three months or less	$ 16,009	$ 14,606	$ 1,403
Over three months to six months	6,210	5,253	957
Over six months to nine months	181	160	21
Over nine months to twelve months	297	254	43
Over twelve months	76	57	19
	$ 22,773	$ 20,330	$ 2,443

LEASES, COMMITMENTS AND CONTINGENT LIABILITIES

The increase in the Company's aggregate participation in the pooling agreement effective January 1, 2005 had a significant affect on its contractual obligations for expected payments in the settlement of its loss reserves and its share of real estate operating leases expensed through the pool. The following table reflects the Company's contractual obligations as of December 31, 2005. Included in the table are the estimated payments that the Company expects to make in the settlement of its loss reserves and with respect to its long-term debt. One of the Company's property and casualty insurance subsidiaries leases office facilities in Bismarck, North Dakota with lease terms expiring in 2014. Employers Mutual has entered into various leases for branch and service office facilities with lease terms expiring through 2017. All lease costs are included as expenses under the pooling agreement after allocation of the portion of these expenses to the subsidiaries that do not participate in the pooling agreement. The table reflects the Company's current 30.0 percent aggregate participation in the pooling agreement.

	Payments due by period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Contractual Obligations	($ in thousands)				
Loss and settlement expense reserves (1)	$ 544,051	$ 222,222	$ 198,544	$ 70,198	$ 53,087
Long-term debt (2)	36,000	-	-	-	36,000
Interest expense on long-term debt (3)	11,124	1,112	2,225	2,225	5,562
Real estate operating leases	9,259	1,356	2,587	2,242	3,074
Total	$ 600,434	$ 224,690	$ 203,356	$ 74,665	$ 97,723

(1) The amounts presented are estimates of the dollar amounts and time period in which the Company expects to pay out its gross loss and settlement expense reserves. These amounts are based on historical payment patterns and do not represent actual contractual obligations. The actual payment amounts and the related timing of those payments could differ significantly from these estimates.

(2) Long-term debt reflects the surplus notes issued by the Company's insurance subsidiaries to Employer Mutual, which have no maturity date. Excluded from long-term debt are pension and other postretirement benefit obligations.

(3) Interest expense on long-term debt reflects the interest expense on the surplus notes issued by the Company's insurance subsidiaries to Employers Mutual. Interest on the surplus notes is subject to approval by the issuing company's state of domicile. The balance shown under the heading "More than 5 years" represents interest expense for years six through ten. Since the surplus notes have no maturity date, total interest expense could be greater than the amount shown.

Estimated guaranty fund assessments of $1,493,000 and $1,207,000, which are used by states to pay claims of insolvent insurers domiciled in that state, have been accrued as of December 31, 2005 and 2004, respectively. The guaranty fund assessments are expected to be paid over the next two years with premium tax offsets of $1,780,000 expected to be realized within ten years of the payments. Estimated second injury fund assessments of $1,872,000 and $1,390,000, which are designed to encourage employers to employ a worker with a pre-existing disability, have been accrued as of December 31, 2005 and 2004, respectively. The second injury fund assessment accruals are based on projected loss payments. The periods over which the assessments will be paid is not known.

The participants in the pooling agreement have purchased annuities from life insurance companies, under which the claimant is payee, to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company's share of loss reserves eliminated by the purchase of these annuities was $861,000 at December 31, 2005. The Company has a contingent liability of $861,000 should the issuers of these annuities fail to perform under the terms of the annuities. The Company's share of the amount due from any one life insurance company does not equal or exceed one percent of its subsidiaries' policyholders' surplus.

MARKET RISK

The main objectives in managing the investment portfolios of the Company are to maximize after-tax investment return while minimizing credit risks, in order to provide maximum support for the underwriting operations. Investment strategies are developed based upon many factors including underwriting results and the Company's resulting tax position, regulatory requirements, fluctuations in interest rates and consideration of other market risks. Investment decisions are centrally managed by investment professionals and are supervised by the investment committees of the respective board of directors for each of the Company's subsidiaries.

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. The market risks of the financial instruments of the Company relate to the investment portfolio, which exposes the Company to interest rate and equity price risk and, to a lesser extent, credit quality and prepayment risk. Monitoring systems and analytical tools are in place to assess each of these elements of market risk.

Interest rate risk includes the price sensitivity of a fixed maturity security to changes in interest rates, and the affect on future earnings from short-term investments and maturing long-term investments given a change in interest rates. The following analysis illustrates the sensitivity of the Company's financial instruments to selected changes in market rates and prices. A hypothetical one percent increase in interest rates as of December 31, 2005 would result in a corresponding pre-tax decrease in the fair value of the fixed maturity portfolio of approximately $44,617,000, or 5.2 percent. In addition, a hypothetical one percent decrease in interest rates at December 31, 2005 would result in a corresponding decrease in pre-tax income over the next twelve months of approximately $911,000, assuming the current maturity and prepayment patterns. The Company monitors interest rate risk through the analysis of interest rate simulations, and adjusts the average duration of its fixed maturity portfolio by investing in either longer or shorter term instruments given the results of interest rate simulations and judgments of cash flow needs. The effective duration of the Company's fixed maturity portfolio at December 31, 2005 was 4.47 years.

The valuation of the Company's marketable equity portfolios is subject to equity price risk. In general, equities have more year-to-year price variability than bonds. However, returns from equity securities have been consistently higher over longer time frames. The Company invests in a diversified portfolio of readily marketable equity securities. A hypothetical 10 percent decrease in the S&P 500 index as of December 31, 2005 would result in a corresponding pre-tax decrease in the fair value of the Company's equity portfolio of approximately $6,891,000.

The Company invests in high quality fixed maturity securities, thus minimizing credit quality risk. At December 31, 2005, the portfolio of long-term fixed maturity securities consisted of 5.7 percent U.S. Treasury, 44.7 percent government agency, 0.3 percent mortgage-backed, 31.6 percent municipal, and 17.7 percent corporate securities. At December 31, 2004, the portfolio of long-term fixed maturity securities consisted of 12.2 percent U.S. Treasury, 14.4 percent government agency, 0.5 percent mortgage-backed, 41.1 percent municipal, and 31.8 percent corporate securities.

Fixed maturity securities held by the Company generally have an investment quality rating of "A" or better by independent rating agencies. The following table shows the composition of the Company's fixed maturity securities, by rating, as of December 31, 2005.

	Securities held-to-maturity (at amortized cost)		Securities available-for-sale (at fair value)	
($ in thousands)	Amount	Percent	Amount	Percent
Rating:				
AAA	$ 19,794	100.0%	$ 580,921	73.1%
AA	-	-	81,463	10.3%
A	-	-	86,164	10.8%
BAA	-	-	29,378	3.7%
BA	-	-	17,130	2.1%
Total fixed maturities	$ 19,794	100.0%	$ 795,056	100.0%

Ratings for preferred stocks and fixed maturity securities with initial maturities greater than one year are assigned by nationally recognized statistical rating organizations (referred to generically as NRSROs, which includes such organizations as Moody's Investor's Services, Inc., Standard and Poor, etc.). NRSROs' rating processes seek to evaluate the quality of a security by examining the factors that affect returns to investors. NRSROs' ratings are based on quantitative and qualitative factors, as well as the economic, social and political environment in which the issuing entity exists. The quantitative factors include debt coverage, sales and income growth, cash flows and liquidity ratios. Qualitative factors include management quality, access to capital markets and the quality of earnings and balance sheet items. Ratings for securities with initial maturities less than one year are based on ratings of NRSROs or the credit rating of the issuer's parent company.

Prepayment risk refers to the changes in prepayment patterns that can shorten or lengthen the expected timing of principal repayments and thus the average life and the effective yield of a security. Such risk exists primarily within the portfolio of mortgage-backed securities. Prepayment risk is monitored regularly through the analysis of interest rate simulations. At December 31, 2005, the effective duration of the mortgage-backed securities is 2.2 years with an average life and current yield of 2.8 years and 7.0 percent, respectively. At December 31, 2004, the effective duration of the mortgage-backed securities was 1.7 years with an average life and current yield of 2.8 years and 7.1 percent, respectively.

IMPACT OF INFLATION

Inflation has a widespread effect on the Company's results of operations, primarily through increased losses and settlement expenses. The Company considers inflation, including social inflation that reflects an increasingly litigious society and increasing jury awards, when setting reserve amounts. Premiums are also affected by inflation, although they are often restricted or delayed by competition and the regulatory rate-setting environment.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004) "Share-Based Payment," which is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. The pro forma disclosures previously allowed under SFAS 123 will no longer be an alternative to financial statement recognition. The transition methods for adoption include the modified-prospective and modified-retroactive methods. The modified-prospective method requires that compensation expense be recorded for all options vesting, granted or modified after the effective date of SFAS 123(R). Under the modified-retroactive method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The effective date for SFAS 123(R) was originally the first interim and annual periods beginning after June 15, 2005, with earlier adoption encouraged. On April 14, 2005, the Securities and Exchange Commission approved a rule which delayed the required effective date of SFAS 123(R) until fiscal years beginning after June 15, 2005. The Company will adopt SFAS 123(R) in the first quarter of 2006 using the modified-prospective adoption method. Adoption of this statement is not expected to have a material effect on the operating results of the Company, as the impact to net income is not anticipated to deviate significantly from the pro forma disclosures provided in note 1 of Notes to Consolidated Financial Statements (reduction to net income of $118,000 in 2005).

In May 2005, the FASB issued SFAS No. 154 "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and SFAS No. 3." SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principles, unless express guidance in newly issued pronouncements indicate alternative transition accounting or it is impracticable to determine the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of a change in accounting principles, the new accounting principle is applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable, with a corresponding adjustment made to the opening balance of retained earnings for that period. If it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, the new accounting principle is applied prospectively from the earliest date practicable. Corrections of errors are to be handled in a similar manner. The provisions of SFAS 154 are to be applied to changes in accounting principles and corrections of errors on or after January 1, 2006. The Company does not expect adoption of this statement to have an effect on its operating results.

On November 3, 2005 the FASB issued Staff Position No. FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." which amended SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and nullified certain requirements of EITF Issue 03-1. FAS 115-1 addresses the determination of when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. FAS 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment, requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments, and is effective for reporting periods beginning after December 15, 2005 with earlier application permitted. The Company will adopt FAS 115-1 in the first quarter of 2006 and does not expect it to have any effect on the operating results of the Company.

DEVELOPMENTS IN INSURANCE REGULATION

The NAIC is in the process of adopting revisions to its Model Audit Rule that would incorporate Sarbanes-Oxley type provisions. The proposed rules would be subject to an effective date beginning with the reporting period ending December 31, 2009, with most states requiring the first report to be filed 60 days after the entity files its 2009 audited statutory financial statements. The proposed rules would apply to insurers with premiums of $500 million or more, measured at the legal entity level, and would require a management report containing a statement that to the best of management's knowledge and belief, after diligent inquiry, its internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial statements in accordance with statutory accounting principles. An insurer may choose to file instead its Section 404 report with an addendum statement by management that no material processes in the preparation of its audited statutory financial statements were excluded from its Section 404 report, or alternatively include a separate report for controls not covered by its Section 404 report. The proposed rules would not require an independent audit of either management's report on internal control over financial reporting or its control assessment process. The NAIC expects work on the proposed rules to continue during 2006 along with work on proposed requirements on auditor independence and corporate governance, all being adopted together in a single revision of the Model Audit Rule by the end of 2006. Adoption of these requirements into the Model Audit Rule is expected to have little consequence to either the Company or the EMC Insurance Companies, as the Company is already subject to the provisions of the Sarbanes-Oxley Act of 2002.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding forward-looking statements. Accordingly, any forward-looking statement contained in this report is based on management's current beliefs, assumptions and expectations of the Company's future performance, taking into account all information currently available to management. These beliefs, assumptions and expectations can change as the result of many possible events or factors, not all of which are known to management. If a change occurs, the Company's business, financial condition, liquidity, results of operations, plans and objectives may vary materially from those expressed in the forward-looking statements. The risks and uncertainties that may affect the actual results of the Company include, but are not limited to, the following: catastrophic events and the occurrence of significant severe weather conditions; the adequacy of loss and settlement expense reserves; state and federal legislation and regulations; changes in our industry, interest rates or performance of financial markets and the general economy; rating agency actions and other risks and uncertainties inherent to the Company's business, including those contained in this report under the heading "Risk Factors." When the Company uses the words "believe", "expect", "anticipate", "estimate" or similar expressions, the Company intends to identify forward-looking statements. You should not place undue reliance on these forward-looking statements.

Management's Report on Internal Control Over Financial Reporting

The management of EMC Insurance Group Inc. and Subsidiaries is responsible for the preparation, integrity and objectivity of the accompanying Consolidated Financial Statements, as well as all other financial information in this report. The Consolidated Financial Statements and the accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles and include amounts that are based on management's estimates and judgments where necessary.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, including safeguarding of assets and reliability of financial records. The Company's internal control structure, designed by or under the supervision of management, includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Consolidated Financial Statements in accordance with generally accepted accounting principles, and that transactions are being made only in accordance with authorizations of management; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Consolidated Financial Statements. This control structure is further reinforced by a program of internal audits, including audits of the Company's decentralized branch locations, which requires responsive management action.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, adequate internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting based on criteria established in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2005, the Company maintained effective internal control over financial reporting.

The Audit Committee of the Board of Directors is comprised of three outside directors who are independent of the Company's management. The Audit Committee is responsible for the selection of the independent registered public accounting firm. It meets periodically with management, the independent registered public accounting firm, and the internal auditors to ensure that they are carrying out their responsibilities. In addition to reviewing the Company's financial reports, the Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company. The independent registered public accounting firm and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

The Company's financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, as well as the minutes of the stockholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate. Their reports with respect to the fairness of presentation of the Company's financial statements and management's assessment and the effectiveness of the Company's internal control over financial reporting appear elsewhere in this annual report.

Bruce G. Kelley President and Chief Executive Officer	Mark E. Reese Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
EMC Insurance Group Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that EMC Insurance Group Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). EMC Insurance Group Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that EMC Insurance Group Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, EMC Insurance Group Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of EMC Insurance Group Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 of EMC Insurance Group Inc. and Subsidiaries and our report dated March 3, 2006, expressed an unqualified opinion thereon.

Ernst & Young LLP

Des Moines, Iowa
March 3, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
EMC Insurance Group Inc.

We have audited the accompanying consolidated balance sheets of EMC Insurance Group Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We have also audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the effectiveness of EMC Insurance Group Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2006 expressed an unqualified opinion thereon.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMC Insurance Group Inc. and Subsidiaries at December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Des Moines, Iowa
March 3, 2006

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
ASSETS		
Investments:		
Fixed maturities:		
Securities held-to-maturity, at amortized cost (fair value $18,287,704 and $16,908,726)	**$ 17,927,478**	$ 15,895,607
Securities available-for-sale, at fair value (amortized cost $740,845,145 and $541,401,950)	**753,399,943**	565,000,931
Fixed maturity securities on loan:		
Securities held-to-maturity, at amortized cost (fair value $1,891,504 and $13,684,880)	**1,866,928**	13,310,264
Securities available-for-sale, at fair value (amortized cost $41,922,225 and $54,389,046)	**41,656,150**	54,653,472
Equity securities available-for-sale, at fair value (cost $66,115,755 and $59,589,434)	**93,343,172**	78,692,893
Other long-term investments, at cost	**4,269,566**	5,550,093
Short-term investments, at cost	**37,345,456**	46,238,853
Total investments	**949,808,693**	779,342,113
Balances resulting from related party transactions with Employers Mutual:		
Reinsurance receivables	**46,372,087**	26,316,358
Prepaid reinsurance premiums	**4,846,084**	3,682,676
Deferred policy acquisition costs	**34,106,217**	27,940,583
Defined benefit retirement plan, prepaid asset	**5,633,370**	2,684,463
Other assets	**2,281,025**	1,877,564
Cash	**333,048**	61,088
Accrued investment income	**10,933,046**	8,726,292
Accounts receivable (net of allowance for uncollectible accounts of $0 and $0)	**211,595**	216,836
Income taxes recoverable	**-**	3,399,485
Deferred income taxes	**13,509,369**	9,504,193
Goodwill, at cost less accumulated amortization of $2,616,234 and $2,616,234	**941,586**	941,586
Securities lending collateral	**44,705,501**	70,122,695
Total assets	**$ 1,113,681,621**	$ 934,815,932

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
LIABILITIES		
Balances resulting from related party transactions with Employers Mutual:		
Losses and settlement expenses	**$ 544,051,061**	$ 429,677,302
Unearned premiums	**160,693,288**	131,589,365
Other policyholders' funds	**5,359,116**	2,825,809
Surplus notes payable	**36,000,000**	36,000,000
Indebtedness to related party	**19,899,329**	6,058,848
Employee retirement plans	**13,681,388**	9,764,406
Other liabilities	**21,764,259**	20,304,475
Income taxes payable	**5,644,516**	-
Securities lending obligation	**44,705,501**	70,122,695
Total liabilities	**851,798,458**	706,342,900
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, authorized 20,000,000 shares; issued and outstanding, 13,642,705 shares in 2005 and 13,568,945 shares in 2004	**13,642,705**	13,568,945
Additional paid-in capital	**104,800,407**	103,467,293
Accumulated other comprehensive income	**25,470,039**	27,928,463
Retained earnings	**117,970,012**	83,508,331
Total stockholders' equity	**261,883,163**	228,473,032
Total liabilities and stockholders' equity	**$ 1,113,681,621**	$ 934,815,932

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

All balances presented below, with the exception of investment income, realized investment gains and income tax expense (benefit), are the result of related party transactions with Employers Mutual.

	Year ended December 31,		
	2005	2004	2003
REVENUES			
Premiums earned	$ **415,624,746**	$ 345,478,461	$ 330,622,810
Investment income, net	**40,696,243**	29,900,203	29,702,461
Realized investment gains	**3,834,165**	4,379,314	1,169,698
Other income	**656,846**	600,732	862,070
	460,812,000	380,358,710	362,357,039
LOSSES AND EXPENSES			
Losses and settlement expenses	**257,926,493**	249,806,210	226,504,550
Dividends to policyholders	**7,540,547**	4,478,169	3,011,433
Amortization of deferred policy acquisition costs	**92,400,893**	75,444,837	71,959,232
Other underwriting expenses	**40,059,414**	32,783,686	29,924,942
Interest expense	**1,112,400**	1,112,400	1,320,266
Other expenses	**1,662,431**	1,162,411	1,654,320
	400,702,178	364,787,713	334,374,743
Income before income tax expense (benefit)	**60,109,822**	15,570,997	27,982,296
INCOME TAX EXPENSE (BENEFIT)			
Current	**19,782,182**	4,583,505	8,336,381
Deferred	**(2,681,405)**	(2,197,191)	(703,208)
	17,100,777	2,386,314	7,633,173
Net income	$ **43,009,045**	$ 13,184,683	$ 20,349,123
Net income per common share -basic and diluted	$ **3.16**	$ 1.10	$ 1.78
Average number of common shares outstanding -basic and diluted	**13,606,203**	11,948,710	11,453,324

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,		
	2005	2004	2003
Net income	**$ 43,009,045**	$ 13,184,683	$ 20,349,123
OTHER COMPREHENSIVE INCOME			
Unrealized holding gains arising during the period, before deferred income tax expense	**383,439**	13,051,438	13,290,568
Deferred income tax expense	**134,203**	4,568,003	4,651,699
	249,236	8,483,435	8,638,869
Reclassification adjustment for gains included in net income, before income tax expense	**(3,834,165)**	(4,370,215)	(1,168,918)
Income tax expense	**1,341,958**	1,529,575	409,121
	(2,492,207)	(2,840,640)	(759,797)
Adjustment for minimum liability associated with Employers Mutual's pension plans	**(331,468)**	-	289,639
Deferred income tax expense (benefit)	**(116,015)**	-	101,373
	(215,453)	-	188,266
Other comprehensive income (loss)	**(2,458,424)**	5,642,795	8,067,338
Total comprehensive income	**$ 40,550,621**	$ 18,827,478	$ 28,416,461

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Year ended December 31,		
	2005	2004	2003
COMMON STOCK			
Beginning of year	**$ 13,568,945**	$ 11,501,065	$ 11,399,050
Issuance of common stock through follow-on stock offering	**-**	2,000,000	-
Issuance of common stock through Employers Mutual's stock option plans	**73,760**	67,880	102,015
End of year	**13,642,705**	13,568,945	11,501,065
ADDITIONAL PAID-IN CAPITAL			
Beginning of year	**103,467,293**	69,113,228	67,270,591
Issuance of common stock through follow-on stock offering	**-**	32,890,085	-
Issuance of common stock through Employers Mutual's stock option plans	**1,333,114**	1,463,980	1,842,637
End of year	**104,800,407**	103,467,293	69,113,228
ACCUMULATED OTHER COMPREHENSIVE INCOME			
Beginning of year	**27,928,463**	22,285,668	14,218,330
Unrealized gains (losses) on available-for-sale securities	**(2,242,971)**	5,642,795	7,879,072
Minimum liability associated with Employers Mutual's pension plans	**(215,453)**	-	188,266
End of year	**25,470,039**	27,928,463	22,285,668
RETAINED EARNINGS			
Beginning of year	**83,508,331**	77,850,590	64,880,393
Net income	**43,009,045**	13,184,683	20,349,123
Dividends paid to public stockholders ($0.61, $0.60 and $0.60 per share in 2005, 2004 and 2003)	**(3,705,796)**	(1,941,181)	(1,350,736)
Dividends paid to Employers Mutual ($0.61, $0.60 and $0.60 per share in 2005, 2004 and 2003)	**(4,596,127)**	(5,292,178)	(5,522,994)
Dividends paid to Employers Mutual (reimbursement for non-GAAP expenses)	**(245,441)**	(293,583)	(505,196)
End of year	**117,970,012**	83,508,331	77,850,590
Total stockholders' equity	**$ 261,883,163**	$ 228,473,032	$ 180,750,551

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 43,009,045**	$ 13,184,683	$ 20,349,123
Adjustments to reconcile net income to net cash provided by operating activities:			
Balances resulting from related party transactions with Employers Mutual:			
Losses and settlement expenses	**28,615,240**	55,894,386	42,556,163
Unearned premiums	**(1,545,302)**	6,756,758	9,085,793
Other policyholders' funds	**1,751,700**	1,435,215	354,972
Indebtedness to related party	**13,840,481**	3,883,730	(1,129,421)
Employee retirement plans	**(827,923)**	(2,885,657)	636,114
Reinsurance receivables	**(13,115,515)**	(4,595,569)	(10,138,653)
Prepaid reinsurance premiums	**(144,795)**	(385,448)	(854,329)
Commission payable	**(4,136,359)**	2,594,243	2,470,516
Interest payable	**-**	278,100	(1,003,066)
Deferred policy acquisition costs	**353,101**	(1,202,799)	(1,810,923)
Other, net	**1,567,742**	(908,024)	(417,037)
Accrued investment income	**(2,206,754)**	(904,640)	1,357,903
Accrued income taxes:			
Current	**9,044,001**	(6,179,985)	2,994,004
Deferred	**(2,681,405)**	(2,197,191)	(703,208)
Realized investments gains	**(3,834,165)**	(4,379,314)	(1,169,698)
Amortization of premium/discount on securities	**928,373**	243,378	122,810
Accounts receivable	**5,241**	162,587	393,521
	27,613,661	47,609,770	42,745,461
Cash provided by the change in the property and casualty insurance subsidiaries' pool participation percentage	**107,801,259**	-	-
Net cash provided by operating activities	**$ 178,423,965**	$ 60,794,453	$ 63,094,584

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

	Year ended December 31,		
	2005	2004	2003
CASH FLOWS FROM INVESTING ACTIVITIES			
Maturities of fixed maturity securities held-to-maturity	**$ 9,388,335**	$ 20,635,775	$ 5,293,717
Purchases of fixed maturity securities available-for-sale	**(581,405,192)**	(830,263,629)	(791,156,969)
Disposals of fixed maturity securities available-for-sale	**394,555,437**	737,364,629	753,004,136
Purchases of equity securities available-for-sale	**(49,154,777)**	(52,518,206)	(34,283,972)
Disposals of equity securities available-for-sale	**45,430,758**	32,685,028	31,151,627
Purchases of other long-term investments	**(1,049,129)**	(3,078,000)	(2,040,000)
Disposals of other long-term investments	**2,329,656**	2,285,926	338,981
Net sales (purchases) of short-term investments	**8,893,397**	17,329,211	(33,917,835)
Net cash used in investing activities	**(171,011,515)**	(75,559,266)	(71,610,315)
CASH FLOWS FROM FINANCING ACTIVITIES			
Balances resulting from related party transactions with Employers Mutual:			
Issuance of common stock through Employers Mutual's stock option plans	**1,406,874**	1,531,860	1,944,652
Dividends paid to Employers Mutual	**(4,596,127)**	(5,292,178)	(5,522,994)
Dividends paid to Employers Mutual (reimbursement for non-GAAP expenses)	**(245,441)**	(293,583)	(505,196)
Issuance of common stock through follow-on stock offering	**-**	34,890,085	-
Dividends paid to public stockholders	**(3,705,796)**	(1,941,181)	(1,350,736)
Net cash (used in) provided by financing activities	**(7,140,490)**	28,895,003	(5,434,274)
Net increase (decrease) in cash	**271,960**	14,130,190	(13,950,005)
Cash at beginning of year	**61,088**	(14,069,102)	(119,097)
Cash at end of year	**$ 333,048**	$ 61,088	$ (14,069,102)
Income taxes paid	**$ 10,738,181**	$ 10,957,163	$ 5,400,010
Interest paid	**$ 1,118,413**	$ 884,310	$ 615,709

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

EMC Insurance Group Inc., a 57 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. Both commercial and personal lines of insurance are written, with a focus on medium-sized commercial accounts. Approximately 37 percent of the premiums written are in Iowa and contiguous states. The term "Company" is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries.

The Company's subsidiaries include EMCASCO Insurance Company, Illinois EMCASCO Insurance Company, Dakota Fire Insurance Company, Farm and City Insurance Company, EMC Reinsurance Company and EMC Underwriters, LLC.

The consolidated financial statements have been prepared on the basis of U.S. generally accepted accounting principles (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities. All significant inter-company balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Property and Casualty Insurance and Reinsurance Operations

Property and casualty insurance premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated on the daily pro rata method. Both domestic and foreign assumed reinsurance premiums are recognized as revenues ratably over the terms of the contract period. Amounts paid as ceded reinsurance premiums are reported as prepaid reinsurance premiums and are amortized over the remaining contract period in proportion to the amount of reinsurance protection provided. Reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premiums.

Acquisition costs consisting of commissions, premium taxes and other underwriting expenses that vary with and are directly related to the production of business have been deferred and are being amortized as premium revenue is recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned.

Certain commercial lines of business, primarily workers' compensation, are eligible for policyholder dividends in accordance with provisions of the underlying insurance policies. Net premiums written subject to policyholder dividends represented approximately 55 percent of the Company's total net premiums written in 2005. Policyholder dividends are accrued over the terms of the underlying policies.

Liabilities for losses are based upon case-basis estimates of reported losses, estimates of unreported losses based upon prior experience adjusted for current trends, and estimates of losses expected to be paid under assumed reinsurance contracts. Liabilities for settlement expenses are provided by estimating expenses expected to be incurred in settling the claims provided for in the loss reserves. Changes in estimates are reflected in current operating results (see note 4).

Ceded reinsurance amounts with nonaffiliated reinsurers relating to reinsurance receivables for paid and unpaid losses and settlement expenses and prepaid reinsurance are reported on the balance sheet on a gross basis. Amounts ceded to Employers Mutual relating to the affiliated reinsurance pooling agreement (see note 2) have not been grossed up because the contracts provide that receivables and payables may be offset upon settlement.

Based on current information, the liabilities for losses and settlement expenses are considered to be adequate. Since the provisions are necessarily based on estimates, the ultimate liability may be more or less than such provisions.

Investments

Securities classified as held-to-maturity are purchased with the intent and ability to be held to maturity and are carried at amortized cost. Unrealized holding gains and losses on securities held-to-maturity are not reflected in the financial statements. All other securities have been classified as securities available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as accumulated other comprehensive income in stockholders' equity, net of deferred income taxes. Other long-term investments represent minor ownership interests in limited partnerships and limited liability companies and are carried at cost. Short-term investments represent money market funds and are carried at cost, which approximates fair value.

Premiums and discounts on debt securities are amortized over the life of the security as an adjustment to yield using the effective interest method. Realized gains and losses on disposition of investments are included in net income. The cost of investments sold is determined on the specific identification method using the highest cost basis first. Included in investments at December 31, 2005 and 2004 are securities on deposit with various regulatory authorities as required by law amounting to $12,929,527 and $13,000,797, respectively.

The Company regularly monitors its investments that have a fair value less than the carrying value for indications of other-than-temporary impairment. Several factors are used to determine whether the carrying value of an individual security has been other-than-temporarily impaired. Such factors include, but are not limited to, the security's value and performance in the context of the overall markets, length of time and extent the security's fair value has been below carrying value, key corporate events and collateralization of fixed maturity securities. When a security is deemed other-than-temporarily impaired the carrying value is reduced to fair value and a realized loss is recognized and charged to income.

On November 3, 2005 the Financial Accounting Standards Board (FASB) issued Staff Position No. FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which amended Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and nullified certain requirements of the Emerging Issues Task Force (EITF) Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FAS 115-1 addresses the determination of when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. FAS 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment, requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments, and is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. The Company will adopt FAS 115-1 in 2006 and does not expect it to have any effect on the operating results of the Company.

The Company participates in a securities lending program whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for a short period of time. The Company requires initial collateral equal to 102 percent of the market value of the loaned securities. The collateral is invested by the lending agent, in accordance with the Company's guidelines, and generates fee income for the Company that is recognized ratably over the time period the security is on loan. The securities on loan to others are segregated from the other invested assets on the Company's balance sheet. In accordance with relevant accounting literature, the collateral held by the Company is accounted for as a secured borrowing and is recorded as an asset on the Company's balance sheet with a corresponding liability reflecting the Company's obligation to return this collateral upon the return of the loaned securities.

Income Taxes

Effective April 1, 2003, the Company was included in Employers Mutual's consolidated tax return due to the fact that Employers Mutual attained 80 percent ownership of the Company at the end of March. The Company filed a short-period tax return with its subsidiaries for the period January 1, 2003 through March 31, 2003. During October 2004, Employers Mutual's ownership of the Company fell below 80 percent upon successful completion of the follow-on stock offering. Accordingly, the Company was no longer included in Employers Mutual's consolidated tax return effective October 1, 2004, and the Company filed a short-period tax return for the period October 1, 2004 through December 31, 2004. Consolidated income taxes/benefits are allocated among the entities based upon separate tax liabilities.

Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and the reported amounts of those assets and liabilities for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense provisions increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is established to reduce deferred tax assets to their net realizable value if it is "more likely than not" that a tax benefit will not be realized.

Stock Based Compensation

The Company has no stock based compensation plans of its own; however, Employers Mutual has several stock plans that utilize the common stock of the Company. The Company receives the current fair value for all shares issued under these plans. Under the terms of the pooling and quota share agreements (see note 2), stock option expense is allocated to the Company as determined on a statutory basis of accounting; however, for these GAAP-basis financial statements the Company accounts for the stock option plans using the intrinsic value method of accounting as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under the provisions of APB 25, no compensation expense is recognized from the operation of Employers Mutual's stock option plans since the exercise price of the options is equal to the fair value of the stock on the date of grant.

The Company's insurance subsidiaries reimburse Employers Mutual for their share of the statutory-basis compensation expense associated with stock option exercises under the terms of the pooling and quota share agreements. The statutory-basis compensation expense paid by the Company's subsidiaries to Employers Mutual ($245,441 in 2005, $293,583 in 2004 and $505,196 in 2003) is reclassified as a dividend payment to Employers Mutual in these GAAP-basis financial statements.

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123 (as amended by SFAS No. 148) "Accounting for Stock-Based Compensation" to Employers Mutual's stock option plans:

	2005	2004	2003
Net income, as reported	**$ 43,009,045**	$ 13,184,683	$ 20,349,123
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards vesting in the current calendar year	**117,710**	32,373	25,383
Pro forma net income	**$ 42,891,335**	$ 13,152,310	$ 20,323,740
Net income per share:			
Basic and diluted -			
As reported	**$ 3.16**	$ 1.10	$ 1.78
Pro forma	**$ 3.15**	$ 1.10	$ 1.77

The weighted average fair value of options granted amounted to $4.57, $4.44 and $2.93 for 2005, 2004 and 2003, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton option-pricing model and the following weighted-average assumptions:

	2005	2004	2003
Dividend yield	**3.10%**	2.69%	3.56%
Expected volatility	**0.261**	0.239	0.247
Risk-free interest rate	**4.21%**	3.12%	2.99%
Expected term (years)	**6.60**	5.75	5.35

In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment," which is a revision of SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. The pro forma disclosures previously allowed under SFAS No. 123 will no longer be an alternative to financial statement recognition. The transition methods for adoption include the modified-prospective and modified-retroactive methods. The modified-prospective method requires that compensation expense be recorded for all options vesting, granted or modified after the effective date of SFAS 123(R). Under the modified-retroactive method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The effective date for SFAS 123(R) was originally the first interim and annual periods beginning after June 15, 2005, with earlier adoption encouraged. On April 14, 2005, the Securities and Exchange Commission approved a rule which delayed the required effective date of SFAS 123(R) until fiscal years beginning after June 15, 2005. The Company will adopt SFAS 123(R) in the first quarter of 2006 using the modified-prospective adoption method. Adoption of this statement is not expected to have a material effect on the operating results of the Company, as the impact to net income is not anticipated to deviate significantly from the pro forma disclosures provided in this footnote.

Net Income Per Share - Basic and Diluted

The Company's basic and diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding during each period. As previously noted, the Company receives the current fair value for all shares issued under Employers Mutual's stock plans. As a result, the Company had no potential common shares outstanding during 2005, 2004 and 2003 that would have been dilutive to net income per share.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets of acquired subsidiaries. Goodwill is not amortized, but is subject to annual impairment testing to determine if the carrying value of the goodwill exceeds the estimated fair value of net assets. If the carrying amount of the subsidiary (including goodwill) exceeds the computed fair value, an impairment loss is recognized through earnings equal to the excess amount, but not greater than the balance of the goodwill. The annual impairment test is completed in the fourth quarter of each year and goodwill was not deemed to be impaired in 2005, 2004 or 2003.

Reclassifications

Certain amounts previously reported in prior years' consolidated financial statements have been reclassified to conform to current year presentation.

2. AFFILIATION AND TRANSACTIONS WITH AFFILIATES

Property and Casualty Insurance Subsidiaries

The Company's four property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All premiums, losses, settlement expenses, and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. Employers Mutual negotiates reinsurance agreements that provide protection to the pool and each of its participants, including protection against losses arising from catastrophic events.

Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the pool participants are not subject to the pooling agreement. Effective December 31, 2003, the pooling agreement was amended to provide that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computational processes that would otherwise result in the required restatement of the pool participants' financial statements.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies.

On October 20, 2004, the Company successfully completed a follow-on stock offering and sold 2.0 million new shares of its common stock to the public at a price of $18.75 per share. Employers Mutual participated in the stock offering as a selling shareholder and sold 2.1 million shares of the Company's common stock that it previously owned. As a result of these transactions, Employers Mutual's ownership of the Company was reduced from approximately 80.9 percent to approximately 53.7 percent.

Net proceeds to the Company from the follow-on stock offering totaled $34,890,085. These proceeds were contributed to three of the Company's property and casualty insurance subsidiaries in December of 2004 to support a 6.5 percentage point increase in the Company's aggregate participation in the pooling agreement effective January 1, 2005. As a result of this change, the Company's aggregate participation in the pooling agreement increased from 23.5 percent to 30.0 percent and Employers Mutual's participation decreased from 65.5 percent to 59.0 percent. In connection with this change in pool participation, the Company's liabilities increased $115,042,355 and invested assets increased $108,798,583. The Company reimbursed Employers Mutual $6,518,735 for expenses that were incurred to generate the additional business assumed by the Company, but this expense was offset by an increase in deferred policy acquisition costs. The Company also received $274,963 in interest income from Employers Mutual as the actual cash transfer did not occur until February 15, 2005.

In addition to changing the individual pool participation percentages of Employers Mutual and three of the Company's property and casualty insurance subsidiaries, the pooling agreement was amended effective January 1, 2005 to comply with certain conditions established by the Iowa Insurance Department and A.M. Best Company. These amendments: (1) provide for a fixed term of three years commencing January 1, 2005 and continuing until December 31, 2007, during which period the pooling agreement may not be terminated and the revised participation interests will not be further amended, absent the occurrence of a material event not in the ordinary course of business that could reasonably be expected to impact the appropriateness of the participation interests in the pool; (2) provide that if a pool participant becomes insolvent, or is otherwise subject to liquidation or receivership proceedings, each of the other participants will, on a pro rata basis, adjust their assumed portions of the pool liabilities in order to assume in full the liabilities of the impaired participant, subject to compliance with all regulatory requirements applicable to such adjustment under the laws of all states in which the participants are domiciled; (3) clarify that all development on prior years' outstanding losses and settlement expenses of the participants will remain in the pool and be pro rated pursuant to the pooling agreement; and (4) clarify that all liabilities incurred prior to a participant withdrawing from the pool, and associated with such withdrawing participant, shall remain a part of the pool and subject to the pooling agreement.

During 2004, the Company's wholly-owned subsidiary, Farm and City Insurance Company, discontinued writing new nonstandard risk automobile insurance business and began instituting non-renewal procedures on all existing business. The effective dates for these actions were determined by the requirements of the six states in which it conducted business and the terms of the individual policies. As of December 31, 2005, Farm and City has completed its non-renewal procedures in all states, with the last policy expiring in January 2006. Farm and City will continue to participate in the pooling agreement even though it will no longer write direct insurance business. Discontinuance of the nonstandard risk automobile insurance business did not have a material impact on the results of operations of the Company. Farm and City's direct premiums written declined to $71,000 and $1,553,000 in 2005 and 2004, respectively, from $9,849,000 in 2003. Under the terms of the pooling agreement, only 23.5 percent of this decline ($1,950,000) was retained by the Company in 2004 and 30.0 percent ($445,000) in 2005.

Reinsurance Subsidiary

The Company's reinsurance subsidiary assumes a 100 percent quota share portion of Employers Mutual's assumed reinsurance business, exclusive of certain reinsurance contracts. This includes all premiums and related losses and settlement expenses of this business, subject to a maximum loss of $1,500,000 per event. The reinsurance subsidiary does not directly reinsure any of the insurance business written by Employers Mutual; however, the reinsurance subsidiary assumes reinsurance business from the Mutual Reinsurance Bureau pool and this pool provides a small amount of reinsurance protection to the EMC Insurance Companies. As a result, the reinsurance subsidiary's assumed exposures include a small portion of the EMC Insurance Companies' direct business, after ceded reinsurance protections purchased by the Mutual Reinsurance Bureau pool are applied. In addition, the reinsurance subsidiary does not reinsure any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

Premiums assumed by the reinsurance subsidiary from Employers Mutual amounted to $92,588,093, $97,637,066 and $90,057,773 in 2005, 2004 and 2003, respectively. It is customary in the reinsurance business for the assuming company to compensate the ceding company for the acquisition expenses incurred in the generation of the business. Commissions paid by the reinsurance subsidiary to Employers Mutual amounted to $21,508,620, $20,621,898 and $18,936,008 in 2005, 2004 and 2003, respectively.

The reinsurance subsidiary pays an annual override commission to Employers Mutual in connection with the $1,500,000 cap on losses assumed per event. The override commission rate is charged at 4.50 percent of written premiums. Total override commission paid to Employers Mutual amounted to $4,166,464, $4,393,668 and $4,052,600 in 2005, 2004 and 2003, respectively. Employers Mutual retained losses and settlement expenses under this agreement totaling $28,682,084 in 2005, $11,277,246 in 2004 and $2,747,334 in 2003. The reinsurance subsidiary also pays for 100 percent of the outside reinsurance protection Employers Mutual purchases to protect itself from catastrophic losses on the assumed reinsurance business it retains in excess of the $1,500,000 cap per event, excluding reinstatement premiums. This cost is recorded as a reduction to the premiums received by the reinsurance subsidiary and amounted to $3,695,833, $3,626,833 and $3,802,878 in 2005, 2004 and 2003, respectively.

Under the terms of the quota share agreement, the reinsurance subsidiary receives reinstatement premium income that is collected by Employers Mutual from the ceding companies, but does not pay reinstatement premium expense for the reinsurance protection carried by Employers Mutual. This produces unusual underwriting results for the reinsurance subsidiary when a large event occurs because the reinstatement premium income may approximate, or exceed, the $1,500,000 of assumed losses per event.

Effective January 1, 2006, the terms of the quota share agreement between Employers Mutual and the reinsurance subsidiary were revised. The majority of the changes were prompted by the significant amount of hurricane losses retained by Employers Mutual during the severe 2005 hurricane season; however, other changes were made to simplify and clarify the terms and conditions of the quota share agreement. The revised terms of the quota share agreement for 2006 are as follows: (1) the reinsurance subsidiary's retention, or cap, on losses assumed per event increased from $1,500,000 to $2,000,000; (2) the cost of the $2,000,000 cap on losses assumed per event will be treated as a reduction to written premiums rather than commission expense; (3) the reinsurance subsidiary will no longer directly pay for the outside reinsurance protection that Employers Mutual purchases to protect itself from catastrophic losses on the assumed reinsurance business it retains in excess of the cap, and will instead pay a higher premium rate (previously accounted for as commission); and (4) the reinsurance subsidiary will assume all foreign currency exchange risk/benefit associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. For 2006, the premium rate paid by the reinsurance subsidiary to Employers Mutual will be 10.50 percent of written premiums. The corresponding rate for 2005 was approximately 8.50 percent (4.50 percent override commission rate plus approximately 4.00 percent for the cost of the outside reinsurance protection). Base on historical data, the foreign currency exchange gains/losses that will be assumed by the reinsurance subsidiary beginning in 2006 are not expected to be material.

Services Provided by Employers Mutual

Employers Mutual provides various services to all of its subsidiaries and affiliates. Such services include data processing, claims, financial, actuarial, auditing, marketing and underwriting. Employers Mutual allocates a portion of the cost of these services to the subsidiaries that do not participate in the pooling agreement based upon a number of criteria, including usage and number of transactions. The remaining costs are charged to the pooling agreement and each pool participant shares in the total cost in accordance with its pool participation percentage. Costs allocated to the Company by Employers Mutual for services provided to the holding company and its subsidiaries that do not participate in the pooling agreement amounted to $2,055,394, $2,300,700 and $2,097,057 in 2005, 2004 and 2003, respectively. Costs allocated to the Company through the operation of the pooling agreement amounted to $82,782,802, $73,305,162 and $63,293,517 in 2005, 2004 and 2003, respectively.

Investment expenses are based on actual expenses incurred by the Company plus an allocation of other investment expenses incurred by Employers Mutual, which is based on a weighted average of total invested assets and number of investment transactions. Investment expenses allocated to the Company by Employers Mutual amounted to $1,011,370, $699,807 and $699,954 in 2005, 2004 and 2003, respectively.

3. REINSURANCE

The parties to the pooling agreement cede insurance business to other insurers in the ordinary course of business for the purpose of limiting their maximum loss exposure through diversification of their risks. In its consolidated financial statements, the Company treats risks to the extent they are reinsured as though they were risks for which the Company is not liable. Insurance ceded by the pool participants does not relieve their primary liability as the originating insurers. Employers Mutual evaluates the financial condition of the reinsurers of the parties to the pooling agreement and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize exposure to significant losses from reinsurer insolvencies.

As of December 31, 2005, reinsurance ceded to two nonaffiliated reinsurers aggregated $22,070,064, which represents a significant portion of the total prepaid reinsurance premiums and reinsurance receivables for losses and settlement expenses. These amounts reflect the property and casualty insurance subsidiaries' aggregate pool participation percentage of amounts ceded by Employers Mutual to these organizations in connection with its role as "service carrier". Under these arrangements, Employers Mutual writes business for these organizations on a direct basis and then cedes 100 percent of this business to these organizations. Credit risk associated with these amounts is minimal, as all companies participating in these organizations are responsible for the liabilities of such organizations on a pro rata basis.

The effect of reinsurance on premiums written and earned, and losses and settlement expenses incurred, for the three years ended December 31, 2005 is presented below.

	Year ended December 31,		
	2005	2004	2003
Premiums written			
Direct	**$ 187,484,611**	$ 191,823,068	$ 220,741,419
Assumed from nonaffiliates	**4,537,413**	4,125,092	3,816,789
Assumed from affiliates	**463,777,028**	366,224,505	351,641,368
Ceded to nonaffiliates	**(25,080,441)**	(18,445,768)	(15,808,709)
Ceded to affiliates	**(187,484,611)**	(191,823,068)	(220,741,419)
Net premiums written	**$ 443,234,000**	$ 351,903,829	$ 339,649,448
Premiums earned			
Direct	**$ 186,933,086**	$ 197,051,604	$ 221,662,098
Assumed from nonaffiliates	**4,455,928**	3,933,665	3,629,346
Assumed from affiliates	**435,085,847**	359,605,116	341,947,846
Ceded to nonaffiliates	**(23,917,029)**	(18,060,320)	(14,954,382)
Ceded to affiliates	**(186,933,086)**	(197,051,604)	(221,662,098)
Net premiums earned	**$ 415,624,746**	$ 345,478,461	$ 330,622,810
Losses and settlement expenses incurred			
Direct	**$ 137,398,803**	$ 132,616,303	$ 176,461,490
Assumed from nonaffiliates	**7,082,993**	2,897,364	3,270,406
Assumed from affiliates	**280,482,249**	258,134,261	239,682,836
Ceded to nonaffiliates	**(29,638,749)**	(11,225,415)	(16,448,692)
Ceded to affiliates	**(137,398,803)**	(132,616,303)	(176,461,490)
Net losses and settlement expenses incurred	**$ 257,926,493**	$ 249,806,210	$ 226,504,550

The large increases in net premiums written and earned, and net losses and settlement expenses incurred, in 2005 reflect the increase in the Company's aggregate participation interest in the pooling agreement. The premiums written assumed from affiliates and net premiums written amounts for 2005 also include a $29,630,612 portfolio adjustment which serves as an offset to the increase in unearned premiums recognized in connection with the change in pool participation (see note 2).

4. LIABILITY FOR LOSSES AND SETTLEMENT EXPENSES

The following table sets forth a reconciliation of beginning and ending reserves for losses and settlement expenses of the Company. Amounts presented are on a net basis, with a reconciliation of beginning and ending reserves to the gross amounts presented in the consolidated financial statements.

	Year ended December 31,		
	2005	2004	2003
Gross reserves at beginning of year	**$ 429,677,302**	$ 373,782,916	$ 331,226,753
Ceded reserves at beginning of year	**(25,358,320)**	(20,666,429)	(10,367,624)
Net reserves at beginning of year, before adjustment	**404,318,982**	353,116,487	320,859,129
Adjustment to beginning reserves due to the change in pool participation	**78,818,305**	-	-
Net reserves at beginning of year, after adjustment	**483,137,287**	353,116,487	320,859,129
Incurred losses and settlement expenses			
Provision for insured events of the current year	**273,334,396**	229,667,776	219,028,236
Increase (decrease) in provision for insured events of prior years	**(15,407,903)**	20,138,434	7,476,314
Total incurred losses and settlement expenses	**257,926,493**	249,806,210	226,504,550
Payments			
Losses and settlement expenses attributable to insured events of the current year	**99,998,372**	83,530,727	86,072,127
Losses and settlement expenses attributable to insured events of prior years	**139,664,903**	115,072,988	108,175,065
Total payments	**239,663,275**	198,603,715	194,247,192
Net reserves at end of year	**501,400,505**	404,318,982	353,116,487
Ceded reserves at end of year	**42,650,556**	25,358,320	20,666,429
Gross reserves at end of year	**$ 544,051,061**	$ 429,677,302	$ 373,782,916

Underwriting results of the Company are significantly influenced by the estimates of loss and settlement expense reserves. Changes in reserve estimates are reflected in operating results in the year such changes are recorded. The property and casualty insurance segment experienced favorable development on prior years' reserves in 2005, but adverse development during the preceding two years presented, while the reinsurance segment experienced favorable development in all three years presented.

2005 Development

For the property and casualty insurance segment, the December 31, 2005 estimate of loss and settlement expense reserves for accident years 2004 and prior decreased $14,808,375 from the estimate at December 31, 2004. This decrease represents 4.8 percent of the December 31, 2004 carried reserves. The favorable development of 2005 is primarily attributed to downward development of individual case reserves and settlement expense reserves. In addition, during the fourth quarter the Company reallocated a portion of a bulk case reserve carried in the workers' compensation line of business to various components of the loss and settlement expense reserve for the other liability line of business (IBNR, asbestos and settlement expense) and eliminated the remainder, resulting in $2,145,000 of favorable development.

For the reinsurance segment, the December 31, 2005 estimate of loss and settlement expense reserves for accident years 2004 and prior decreased $599,528 from the estimate at December 31, 2004. This decrease represents 0.5 percent of the December 31, 2004 carried reserves and is attributed to the HORAD book of business.

2004 Development

For the property and casualty insurance segment, the December 31, 2004 estimate of loss and settlement expense reserves for accident years 2003 and prior increased $23,738,375 from the estimate at December 31, 2003. This increase represents 9.4 percent of the December 31, 2003 carried reserves and is attributed to a combination of newly reported claims in excess of carried IBNR reserves ($14,758,000), development on case reserves of previously reported claims ($11,037,000), bulk reserve strengthening ($2,350,000), and settlement expense reserve increases resulting from increases in case reserves ($6,209,000). This adverse development was partially offset by $10,437,000 of reinsurance recoveries associated with the case reserve development and IBNR emergence. Substantial case reserve strengthening performed at the Company's branch offices, primarily in the workers' compensation and other liability lines of business, is the underlying reason for the adverse reserve development that occurred during 2004. The economic factors behind this case reserve strengthening include, most notably, an increase in workers' compensation claim severity, increases in construction defect claim activity, the recent occurrence of several large umbrella claims and increasing legal expenses in the other liability line of business.

For the reinsurance segment, the December 31, 2004 estimate of loss and settlement expense reserves for accident years 2003 and prior decreased $3,599,941 from the estimate at December 31, 2003. This decrease represents 3.1 percent of the December 31, 2003 carried reserves and is primarily from reported policy year 2003 losses for property, casualty and multi-line classes that were below 2003 implicit projections.

2003 Development

For the property and casualty insurance segment, the December 31, 2003 estimate of loss and settlement expense reserves for accident years 2002 and prior increased $9,014,984 from the estimate at December 31, 2002. This increase represents 3.9 percent of the December 31, 2002 carried reserves and is attributed to a combination of bulk reserve strengthening, development on case reserves of previously reported claims, and newly reported claims in excess of carried incurred but not reported (IBNR) reserves. Included in the reserve strengthening actions taken during 2003 was an increase of approximately $6,055,000 in formula IBNR reserves, an increase of approximately $3,245,000 in settlement expense reserves and a $3,525,000 bulk reserve established for the workers' compensation line of business. The remaining adverse development of approximately $4,521,000 came from case reserve development and IBNR claim emergence.

For the reinsurance segment, the December 31, 2003 estimate of loss and settlement expense reserves for accident years 2002 and prior decreased $1,538,670 from the estimate at December 31, 2002. This decrease represents 1.5 percent of the December 31, 2002 carried reserves. This decrease is primarily from the 2002 accident year on the Home Office Reinsurance Assumed Department (HORAD) book of business, which experienced very low reported loss activity. The favorable development was partially offset by $326,000 of asbestos reserve strengthening.

5. ASBESTOS AND ENVIRONMENTAL RELATED CLAIMS

The Company has exposure to asbestos and environmental related claims associated with the insurance business written by the parties to the pooling agreement and the reinsurance business assumed from Employers Mutual by the reinsurance subsidiary. These exposures are not considered to be significant. Asbestos and environmental losses paid by the Company have averaged only $303,530 per year over the past five years. Reserves for asbestos and environmental related claims for direct insurance and assumed reinsurance business totaled $6,895,641 and $5,459,912 at December 31, 2005 and 2004, respectively.

At present, the Company is defending approximately 500 asbestos bodily injury lawsuits, some of which involve multiple plaintiffs. Most of these defenses are subject to express reservation of rights based upon the lack of an injury within the Company's policy periods, because many asbestos lawsuits do not specifically allege dates of asbestos exposure or dates of injury. During 2003, as a direct result of proposed federal legislation in the areas of asbestos and class action reform, the Company was presented with several hundred additional lawsuits filed against three former policyholders representing approximately 66,500 claims related to exposure to asbestos or asbestos containing products. These claims are based upon nonspecific asbestos exposure and nonspecific injuries. As a result, management did not establish a significant amount of loss reserves associated with these claims. The Company has denied coverage to one of the former policyholders, representing approximately 10,000 claims, because of express asbestos exclusion language contained in the policy. Minimal expense payments have been made to date on the lawsuits related to the other two former policyholders and no payments have been made for either defense or indemnity. Defense costs, on the other hand, have typically increased due to the increased number of parties involved in the litigation and the length of time required to obtain a favorable judgment. Whenever possible, the Company has participated in cost sharing agreements with other insurance companies to reduce overall asbestos claim expenses.

Estimating loss and settlement expense reserves for asbestos and environmental claims is very difficult due to the many uncertainties surrounding these types of claims. These uncertainties exist because the assignment of responsibility varies widely by state and claims often emerge long after the policy has expired, which makes assignment of damages to the appropriate party and to the time period covered by a particular policy difficult. In establishing reserves for these types of claims, management monitors the relevant facts concerning each claim, the current status of the legal environment, social and political conditions, and claim history and trends within the Company and the industry.

6. STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

The Company's insurance subsidiaries are required to file financial statements with state regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting practices that differ from GAAP. Prescribed statutory accounting principles include state laws, regulations and general administrative rules issued by the state of domicile, as well as a variety of publications and manuals of the National Association of Insurance Commissioners (NAIC). Permitted accounting practices encompass all accounting practices not prescribed, but allowed by the state of domicile. The Company's insurance subsidiaries had no permitted accounting practices during 2005, 2004 and 2003.

Statutory surplus of the Company's insurance subsidiaries was $259,026,263 and $216,868,207 at December 31, 2005 and 2004, respectively. Statutory net income of the Company's insurance subsidiaries was $40,736,759, $11,878,844 and $16,700,374 for 2005, 2004 and 2003, respectively.

The NAIC utilizes a risk-based capital model to help state regulators assess the capital adequacy of insurance companies and identify insurers that are in, or are perceived as approaching, financial difficulty. This model establishes minimum capital needs based on the risks applicable to the operations of the individual insurer. The risk-based capital requirements for property and casualty insurance companies measure three major areas of risk: asset risk, credit risk and underwriting risk. Companies having less statutory surplus than required by the risk-based capital requirements are subject to varying degrees of regulatory scrutiny and intervention, depending on the severity of the inadequacy. At December 31, 2005, the Company's insurance subsidiaries had total adjusted statutory capital of $259,026,263, which is well in excess of the minimum risk-based capital requirement of $53,648,246.

Retained earnings of the Company's insurance subsidiaries available for distribution as dividends are limited by law to the statutory unassigned surplus of each of the subsidiaries as of the previous December 31, as determined in accordance with accounting practices prescribed by insurance regulatory authorities of the state of domicile of each subsidiary. Subject to this limitation, the maximum dividend that may be paid within a 12 month period without prior approval of the insurance regulatory authorities is generally restricted to the greater of 10 percent of statutory surplus as regards policyholders as of the preceding December 31, or net income of the preceding calendar year on a statutory basis. At December 31, 2005, $40,058,409 was available for distribution to the Company in 2006 without prior approval.

7. SEGMENT INFORMATION

The Company's operations consist of a property and casualty insurance segment and a reinsurance segment. The property and casualty insurance segment writes both commercial and personal lines of insurance, with a focus on medium-sized commercial accounts. The reinsurance segment provides reinsurance for other insurers and reinsurers. The segments are managed separately due to differences in the insurance products sold and the business environment in which they operate. The accounting policies of the segments are described in note 1, Summary of Significant Accounting Policies.

Summarized financial information for the Company's segments is as follows:

Year ended December 31, 2005	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	**$ 321,164,542**	**$ 94,460,204**	**$ -**	**$ 415,624,746**
Underwriting gain	**9,184,117**	**8,513,282**	**-**	**17,697,399**
Net investment income	**29,694,641**	**10,783,434**	**218,168**	**40,696,243**
Realized investment gains (losses)	**3,803,585**	**36,205**	**(5,625)**	**3,834,165**
Other income	**656,846**	**-**	**-**	**656,846**
Interest expense	**772,500**	**339,900**	**-**	**1,112,400**
Other expenses	**821,511**	**-**	**840,920**	**1,662,431**
Income (loss) before income tax expense (benefit)	**$ 41,745,178**	**$ 18,993,021**	**$ (628,377)**	**$ 60,109,822**
Assets	**$ 837,933,744**	**$ 272,388,433**	**$ 262,099,903**	**$ 1,372,422,080**
Eliminations	**-**	**-**	**(258,380,998)**	**(258,380,998)**
Reclassifications	**(120,633)**	**-**	**(238,828)**	**(359,461)**
Net assets	**$ 837,813,111**	**$ 272,388,433**	**$ 3,480,077**	**$ 1,113,681,621**

Year ended December 31, 2004	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$ 250,034,561	$ 95,443,900	$ -	$ 345,478,461
Underwriting gain (loss)	(32,261,993)	15,227,552	-	(17,034,441)
Net investment income	20,236,342	9,498,925	164,936	29,900,203
Realized investment gains	3,270,862	1,108,452	-	4,379,314
Other income	600,732	-	-	600,732
Interest expense	772,500	339,900	-	1,112,400
Other expenses	495,783	-	666,628	1,162,411
Income (loss) before income tax expense (benefit)	$ (9,422,340)	$ 25,495,029	$ (501,692)	$ 15,570,997
Assets	$ 691,745,896	$ 242,694,389	$ 228,686,424	$ 1,163,126,709
Eliminations	-	-	(223,101,504)	(223,101,504)
Reclassifications	(62,040)	(5,147,233)	-	(5,209,273)
Net assets	$ 691,683,856	$ 237,547,156	$ 5,584,920	$ 934,815,932

Year ended December 31, 2003	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$ 241,237,313	$ 89,385,497	$ -	$ 330,622,810
Underwriting gain (loss)	(7,493,703)	6,716,356	-	(777,347)
Net investment income	20,724,017	8,948,076	30,368	29,702,461
Realized investment gains (losses)	1,312,252	(142,554)	-	1,169,698
Other income	862,070	-	-	862,070
Interest expense	919,362	400,904	-	1,320,266
Other expenses	1,044,757	-	609,563	1,654,320
Income (loss) before income tax expense (benefit)	$ 13,440,517	$ 15,120,974	$ (579,195)	$ 27,982,296

8. INVESTMENTS

Investments of the Company's insurance subsidiaries are subject to the insurance laws of the state of their incorporation. These laws prescribe the kind, quality and concentration of investments that may be made by insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks and real estate mortgages. The Company believes that it is in compliance with these laws.

The amortized cost and estimated fair value of securities held-to-maturity and available-for-sale as of December 31, 2005 and 2004 are as follows. The estimated fair value is based on quoted market prices, where available, or on values obtained from independent pricing services.

December 31, 2005	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held-to-maturity:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 19,011,338	$ 327,633	$ -	$ 19,338,971
Mortgage-backed securities	783,068	57,169	-	840,237
Total securities held-to-maturity	$ 19,794,406	$ 384,802	$ -	$ 20,179,208
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 387,277,930	$ 298,231	$ 4,221,774	$ 383,354,387
Obligations of states and political subdivisions	250,974,764	10,382,435	41,503	261,315,696
Mortgage-backed securities	9,861,292	357,398	6,279	10,212,411
Public utilities	6,003,943	483,199	-	6,487,142
Debt securities issued by foreign governments	7,044,457	97,771	16,115	7,126,113
Corporate securities	121,604,984	6,084,022	1,128,662	126,560,344
Total fixed maturity securities	782,767,370	17,703,056	5,414,333	795,056,093
Equity securities:				
Common stocks	62,615,755	27,758,728	594,311	89,780,172
Non-redeemable preferred stocks	3,500,000	63,000	-	3,563,000
Total equity securities	66,115,755	27,821,728	594,311	93,343,172
Total securities available-for-sale	$ 848,883,125	$ 45,524,784	$ 6,008,644	$ 888,399,265

December 31, 2004	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held-to-maturity:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 28,037,203	$ 1,279,346	$ -	$ 29,316,549
Mortgage-backed securities	1,168,668	108,389	-	1,277,057
Total securities held-to-maturity	$ 29,205,871	$ 1,387,735	$ -	$ 30,593,606
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 137,273,717	$ 413,027	$ 148,047	$ 137,538,697
Obligations of states and political subdivisions	257,483,428	10,329,065	136,682	267,675,811
Mortgage-backed securities	11,136,193	714,925	-	11,851,118
Public utilities	8,686,436	1,181,467	-	9,867,903
Debt securities issued by foreign governments	7,177,870	321,329	-	7,499,199
Corporate securities	174,033,352	11,225,843	37,520	185,221,675
Total fixed maturity securities	595,790,996	24,185,656	322,249	619,654,403
Equity securities:				
Common stocks	59,089,434	19,195,320	120,861	78,163,893
Non-redeemable preferred stocks	500,000	29,000	-	529,000
Total equity securities	59,589,434	19,224,320	120,861	78,692,893
Total securities available-for-sale	$ 655,380,430	$ 43,409,976	$ 443,110	$ 698,347,296

The following table sets forth the estimated fair value and unrealized losses of securities in an unrealized loss position as of December 31, 2005 and 2004, listed by length of time the securities have been in an unrealized loss position.

December 31, 2005	Less than twelve months		Twelve months or longer		Total	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	**$ 273,204,392**	**$ 3,739,141**	**$ 29,008,750**	**$ 482,633**	**$ 302,213,142**	**$ 4,221,774**
Obligations of states and political subdivisions	**12,444,559**	**33,174**	**2,013,080**	**8,329**	**14,457,639**	**41,503**
Mortgage-backed securities	**4,707,707**	**6,279**	**-**	**-**	**4,707,707**	**6,279**
Debt securities issued by foreign governments	**6,029,788**	**16,115**	**-**	**-**	**6,029,788**	**16,115**
Corporate securities	**33,153,944**	**1,109,938**	**802,516**	**18,724**	**33,956,460**	**1,128,662**
Subtotal, fixed maturity securities	**329,540,390**	**4,904,647**	**31,824,346**	**509,686**	**361,364,736**	**5,414,333**
Common stocks	**11,411,999**	**540,390**	**645,638**	**53,921**	**12,057,637**	**594,311**
Total temporarily impaired securities	**$ 340,952,389**	**$ 5,445,037**	**$ 32,469,984**	**$ 563,607**	**$ 373,422,373**	**$ 6,008,644**

December 31, 2004	Less than twelve months		Twelve months or longer		Total	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 35,342,656	$ 148,047	$ -	$ -	$ 35,342,656	$ 148,047
Obligations of states and political subdivisions	11,962,755	35,038	7,241,675	101,644	19,204,430	136,682
Corporate securities	1,587,243	13,245	821,546	24,275	2,408,789	37,520
Subtotal, fixed maturity securities	48,892,654	196,330	8,063,221	125,919	56,955,875	322,249
Common stocks	7,394,774	120,861	-	-	7,394,774	120,861
Total temporarily impaired securities	$ 56,287,428	$ 317,191	$ 8,063,221	$ 125,919	$ 64,350,649	$ 443,110

Unrealized losses on fixed maturity securities totaled $5,414,333 at December 31, 2005. The unrealized losses on U.S. treasury securities and government obligations, obligations of states and political subdivisions, mortgage-backed securities and debt securities issued by foreign governments were all primarily caused by an increase in interest rates. Because the Company has both the ability and intent to hold these fixed maturity securities until maturity, it was determined that the carrying value of these securities was not other-than-temporarily impaired at December 31, 2005.

The unrealized losses on corporate securities at December 31, 2005 include $832,458 of unrealized losses on two series of General Motors Acceptance Corporation (GMAC) fixed maturities securities that have been in an unrealized loss position for less than twelve months. The GMAC securities were recently downgraded to non-investment grade by credit rating agencies. The Company believes that it will collect all interest and principal payments due on these securities. Because the Company has both the ability and intent to hold these fixed maturity securities until maturity, it was determined that the carrying value of these securities was not other-than-temporarily impaired at December 31, 2005.

The unrealized losses on common stocks at December 31, 2005 are not concentrated in a particular sector or an individual common stock. The Company believes the unrealized losses are primarily due to general fluctuations in the stock markets and does not consider these securities to be other-than-temporarily impaired at December 31, 2005.

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Estimated fair value
Securities held-to-maturity:		
Due in one year or less	$ 14,014,928	$ 14,183,750
Due after one year through five years	4,000,000	4,123,816
Due after five years through ten years	996,410	1,031,405
Due after ten years	-	-
Mortgage-backed securities	783,068	840,237
Totals	$ 19,794,406	$ 20,179,208
Securities available-for-sale:		
Due in one year or less	$ 39,912,509	$ 39,873,509
Due after one year through five years	114,936,446	116,264,032
Due after five years through ten years	298,667,833	299,797,933
Due after ten years	319,389,290	328,908,208
Mortgage-backed securities	9,861,292	10,212,411
Totals	$ 782,767,370	$ 795,056,093

The mortgage-backed securities shown in the above tables include $2,063,871 of securities issued by government corporations and agencies. Investment yields may vary from those anticipated due to changes in the prepayment patterns of the underlying collateral.

A summary of realized investment gains and losses is as follows:

	Year ended December 31,		
	2005	2004	2003
Fixed maturity securities held-to-maturity: (1)			
Gross realized investment gains	**$ -**	$ 9,099	$ 781
Gross realized investment losses	-	-	-
Fixed maturity securities available-for-sale: (2)			
Gross realized investment gains	**1,037,489**	5,188,496	8,624,525
Gross realized investment losses	**(5,625)**	(1,576,462)	(4,877,307)
Equity securities available-for-sale: (3)			
Gross realized investment gains	**5,245,640**	2,784,039	2,885,412
Gross realized investment losses	**(2,443,339)**	(2,025,858)	(5,463,713)
Totals	**$ 3,834,165**	$ 4,379,314	$ 1,169,698

(1) Investment gains realized on fixed maturity securities held-to-maturity are the result of calls and prepayments.

(2) Investment losses realized on fixed maturity securities available-for-sale for the year ended December 31, 2004 include other-than-temporary impairment write-downs totaling $1,323,475 on MCI Communications Corporation bonds.

(3) Investment losses realized on equity securities for the year ended December 31, 2003 include other-than-temporary impairment write-downs totaling $1,566,985. All of the impaired equity securities were sold during 2003, generating gross realized gains of $619,069 and gross realized losses of $47,558.

A summary of net investment income is as follows:

	Year ended December 31,		
	2005	2004	2003
Interest on fixed maturities	**$ 38,692,057**	$ 28,305,693	$ 29,027,370
Dividends on equity securities	**1,188,617**	827,112	587,723
Interest on short-term investments	**1,428,903**	985,105	440,902
Interest on long-term investments	**548,393**	518,793	371,340
Fees from securities lending	**47,368**	104,953	92,671
Total investment income	**41,905,338**	30,741,656	30,520,006
Investment expenses	**(1,209,095)**	(841,453)	(817,545)
Net investment income	**$ 40,696,243**	$ 29,900,203	$ 29,702,461

A summary of net changes in unrealized holding gains (losses) on securities available-for-sale is as follows:

	Year ended December 31,		
	2005	2004	2003
Fixed maturity securities	**$ (11,574,684)**	$ (411,813)	$ (1,735,818)
Applicable deferred income tax benefit	**(4,051,140)**	(144,134)	(607,536)
Total fixed maturity securities	**(7,523,544)**	(267,679)	(1,128,282)
Equity securities	**8,123,957**	9,093,037	13,857,468
Applicable deferred income tax expense	**2,843,384**	3,182,563	4,850,114
Total equity securities	**5,280,573**	5,910,474	9,007,354
Total available-for-sale securities	**$ (2,242,971)**	$ 5,642,795	$ 7,879,072

9. INCOME TAXES

Temporary differences between the consolidated financial statement carrying amount and tax basis of assets and liabilities that give rise to significant portions of the deferred income tax asset at December 31, 2005 and 2004 are as follows:

	Year ended December 31,	
	2005	2004
Loss reserve discounting	**$ 23,436,033**	$ 18,864,562
Unearned premium reserve limitation	**11,021,095**	9,037,165
Postretirement benefits	**4,122,428**	3,007,951
Other policyholders' funds payable	**1,875,691**	989,033
Net operating loss carry forward	**-**	2,427,675
Minimum tax credits	**-**	954,953
Other, net	**2,048,690**	1,135,774
Total deferred income tax asset	**42,503,937**	36,417,113
Deferred policy acquisition costs	**(11,937,176)**	(9,779,204)
Net unrealized holding gains	**(13,830,649)**	(15,038,403)
Other, net	**(3,226,743)**	(2,095,313)
Total deferred income tax liability	**(28,994,568)**	(26,912,920)
Net deferred income tax asset	**$ 13,509,369**	$ 9,504,193

Based upon anticipated future taxable income and consideration of all other available evidence, management believes that it is "more likely than not" that the Company's net deferred income tax asset will be realized.

The actual income tax expense for the years ended December 31, 2005, 2004 and 2003 differed from the "expected" tax expense for those years (computed by applying the United States federal corporate tax rate of 35 percent to income before income tax expense) as follows:

	Year ended December 31,		
	2005	2004	2003
Computed "expected" tax expense	**$ 21,038,438**	$ 5,449,848	$ 9,793,804
Increases (decreases) in tax resulting from:			
Tax-exempt interest income	**(4,388,849)**	(3,430,616)	(2,079,465)
Pro-ration of tax-exempt interest and dividends received deduction	**685,417**	544,317	334,243
Other, net	**(234,229)**	(177,235)	(415,409)
Income tax expense	**$ 17,100,777**	$ 2,386,314	$ 7,633,173

Comprehensive income tax expense included in the consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 is as follows:

	Year ended December 31,		
	2005	2004	2003
Income tax expense (benefit) on:			
Operations	**$ 17,100,777**	$ 2,386,314	$ 7,633,173
Unrealized holding gains (losses) on revaluation of securities available-for-sale	**(1,207,756)**	3,038,428	4,242,578
Minimum pension liability	**(116,015)**	-	101,373
Comprehensive income tax expense	**$ 15,777,006**	$ 5,424,742	$ 11,977,124

10. SURPLUS NOTES

On December 28, 2001, three of the Company's property and casualty insurance subsidiaries issued surplus notes totaling $25,000,000 to Employers Mutual at an annual interest rate of 5.38 percent. On June 27, 2002, the Company's reinsurance subsidiary issued an $11,000,000 surplus note to Employers Mutual at an annual interest rate of 5.25 percent. These surplus notes do not have a maturity date. Effective April 1, 2003, the surplus notes were reissued at an annual interest rate of 3.09 percent. Payment of interest and repayment of principal can only be made out of the subsidiary's statutory surplus earnings and is subject to approval by the issuing company's state of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the subsidiaries. Interest expense on surplus notes amounted to $1,112,400 for 2005, $1,112,400 for 2004 and $1,320,266 for 2003.

11. EMPLOYEE RETIREMENT PLANS

Employers Mutual has various employee benefit plans, including a defined benefit retirement plan (pension) and a supplemental retirement plan. Employers Mutual also has two postretirement benefit plans that provide retiree healthcare and life insurance coverage. Although the Company has no employees of its own, it is responsible for its share of the expenses and related prepaid assets and liabilities of these plans under the terms of the pooling agreement and the cost allocation methodologies applicable to subsidiaries that do not participate in the pooling agreement (see note 2). Accordingly, the Company's consolidated balance sheets reflect the Company's share of the total plans' prepaid assets and liabilities.

Employers Mutual's pension plan covers substantially all of its employees. The plan is funded by employer contributions and provides benefits under two different formulas, depending on an employee's age and date of service. Benefits generally vest after five years of service. It is Employers Mutual's policy to fund pension costs according to regulations provided under the Internal Revenue Code.

Employers Mutual's supplemental retirement plan provides retirement benefits for a select group of management and highly-compensated employees. This plan enables select employees to receive retirement benefits without the limit on compensation imposed on qualified defined benefit pension plans by the Internal Revenue Service and to recognize certain other compensation in the determination of retirement benefits. The plan is unfunded and benefits generally vest after five years of service.

Employers Mutual also offers postretirement benefit plans which provide certain health care and life insurance benefits for retired employees. Substantially all of its employees may become eligible for those benefits if they reach normal retirement age and have attained the required length of service while working for Employers Mutual or its subsidiaries. The health care postretirement plan requires contributions from participants and contains certain cost sharing provisions such as coinsurance and deductibles. The life insurance plan is noncontributory. The benefits provided under both plans are subject to change.

Employers Mutual maintains two Voluntary Employee Beneficiary Association (VEBA) trusts, which accumulate funds for the payment of postretirement health care and life insurance benefits. Contributions to the VEBA trusts are used to fund the accumulated postretirement benefit obligation, as well as pay current year benefits.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act expanded Medicare to include, for the first time, coverage for prescription drugs. In January 2004, the FASB issued Staff Position FAS No. 106-1 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003", which permitted a sponsor of a postretirement health care plan that provides prescription drug benefits to make a one-time election to defer accounting for the effects of the Act. In May 2004, the FASB issued Staff Position FAS No. 106-2, which superseded FAS 106-1 and was effective for interim and annual periods beginning after June 15, 2004. FAS No. 106-2 provides accounting guidance and disclosure requirements for the prescription drug subsidy established under the Act.

In accordance with FSP 106-2, Employers Mutual re-measured its postretirement health care plan as of January 1, 2004 to account for the subsidy. This re-measurement resulted in a $9,899,120 decrease in the accumulated projected benefit obligation and a $1,536,635 decrease in the net periodic postretirement benefit cost for 2004. The reduction in the net periodic postretirement benefit cost for 2004 was comprised of a $580,952 reduction in service cost, a $494,956 reduction in interest cost and a $460,727 reduction in the amortization of net loss.

Adoption of FAS 106-2 resulted in a $344,235 reduction in the Company's share of net periodic postretirement benefit cost for the year ended December 31, 2004.

The following table sets forth the funded status of Employers Mutual's pension and postretirement benefit plans as of December 31, 2005 and 2004, based upon a measurement date of November 1, 2005 and 2004, respectively:

	Pension plans		Postretirement benefit plans	
	2005	2004	**2005**	2004
Change in projected benefit obligation:				
Benefit obligation at beginning of year	**$ 140,605,466**	$ 122,554,575	**$ 68,945,752**	$ 72,787,471
Service cost	**7,746,512**	6,818,518	**4,159,926**	3,995,559
Interest cost	**8,165,245**	7,052,951	**4,075,046**	3,819,081
Actuarial (gain) loss	**5,712,599**	9,490,564	**11,691,228**	(10,254,086)
Benefits paid	**(8,744,575)**	(5,311,142)	**(1,835,508)**	(1,402,273)
Benefit obligation at end of year	**153,485,247**	140,605,466	**87,036,444**	68,945,752
Change in plan assets:				
Fair value of plan assets at beginning of year	**119,949,789**	93,676,748	**19,454,427**	15,974,241
Actual return on plan assets	**12,603,577**	9,897,006	**1,142,467**	1,047,459
Employer contributions	**15,212,723**	21,687,177	**4,380,000**	3,835,000
Benefits paid	**(8,744,575)**	(5,311,142)	**(1,835,508)**	(1,402,273)
Fair value of plan assets at end of year	**139,021,514**	119,949,789	**23,141,386**	19,454,427
Funded status	**(14,463,733)**	(20,655,677)	**(63,895,058)**	(49,491,325)
Unrecognized net actuarial loss	**27,930,005**	27,075,309	**16,653,931**	5,056,132
Unrecognized prior service costs	**2,896,186**	3,343,641	**-**	-
Employer contributions	**-**	-	**1,350,000**	610,000
Net amount recognized	**$ 16,362,458**	$ 9,763,273	**$ (45,891,127)**	$ (43,825,193)
Amounts recognized in EMC Insurance Companies' balance sheets consist of:				
Accrued benefit liability	**$ (3,668,343)**	$ (1,882,686)	**$ (45,891,127)**	$ (43,825,193)
Prepaid pension asset	**18,981,718**	11,645,959	**-**	-
Accumulated other comprehensive income	**1,049,083**	-	**-**	-
Net amount recognized	**$ 16,362,458**	$ 9,763,273	**$ (45,891,127)**	$ (43,825,193)

The accumulated benefit obligation for the pension plans amounted to $125,661,091 and $110,277,462 for the years ended December 31, 2005 and 2004, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2005 and 2004 is as follows:

Supplemental Retirement Plan	**2005**	2004
Projected benefit obligation	**$ 7,083,802**	$ 642,303
Accumulated benefit obligation	**3,668,343**	642,303
Fair value of plan assets	**-**	-

The components of net periodic benefit cost for Employers Mutual's pension and postretirement benefit plans is as follows:

	Year ended December 31,		
	2005	2004	2003
Pension plans:			
Service cost	**$ 7,746,512**	$ 6,818,518	$ 6,161,019
Interest cost	**8,165,245**	7,052,951	6,992,656
Expected return on plan assets	**(8,883,028)**	(6,760,528)	(6,516,913)
Recognized net actuarial loss	**1,137,354**	855,686	967,226
Amortization of prior service costs	**447,455**	765,825	789,648
Net periodic pension benefit costs	**$ 8,613,538**	$ 8,732,452	$ 8,393,636
Postretirement benefit plans:			
Service cost	**$ 4,159,926**	$ 3,995,555	$ 4,401,000
Interest cost	**4,075,046**	3,819,081	4,263,000
Expected return on plan assets	**(1,089,129)**	(900,883)	(737,000)
Amortization of net loss	**40,091**	130,593	1,011,000
Net periodic postretirement benefit costs	**$ 7,185,934**	$ 7,044,346	$ 8,938,000

	Pension plans		Postretirement benefit plans	
	2005	2004	**2005**	2004
Increase in minimum liability included in other comprehensive income	**$ 1,049,083**	$ -	**N/A**	N/A

The weighted-average assumptions used to measure the benefit obligations are as follows:

	Year ended December 31,	
	2005	2004
Pension plans:		
Discount rate	**5.75%**	6.00%
Rate of compensation increase:		
Defined benefit retirement plan	**4.76%**	4.81%
Supplemental retirement plan	**4.80%**	4.80%
Postretirement benefit plans:		
Discount rate	**5.75%**	6.00%

The weighted-average assumptions used to measure the net periodic benefit cost are as follows:

	Year ended December 31,		
	2005	2004	2003
Pension plans:			
Discount rate	**6.00%**	6.00%	6.50%
Expected long-term rate of return on plan assets	**7.50%**	7.50%	8.00%
Rate of compensation increase:			
Defined benefit retirement plan	**4.81%**	4.82%	5.93%
Supplemental retirement plan	**4.80%**	4.80%	N/A
Postretirement benefit plans:			
Discount rate	**6.00%**	6.00%	6.50%
Expected long-term rate of return on plan assets	**5.00%**	5.00%	5.00%

The expected long-term rates of return on plan assets were developed considering actual historical results, current and expected market conditions, plan asset mix and management's investment strategy.

Assumed health care cost trend rates:	**2005**	2004
Health care cost trend rate assumed for next year	**12.00%**	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate	**2012**	2009

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-percentage-point	
	Increase	Decrease
Effect on total of service and interest cost	$ 1,699,688	$ (1,322,316)
Effect on postretirement benefit obligation	$ 13,915,753	$(11,157,871)

The Company's financial statements reflect a pension asset of $5,633,370 in 2005 and $2,684,463 in 2004, and a pension liability of $1,086,438 (including $331,468 of additional minimum liability) in 2005 and $278,510 in 2004. Pension expense allocated to the Company amounted to $2,649,234, $2,122,425 and $2,023,292 in 2005, 2004 and 2003, respectively.

Postretirement benefit liabilities reflected in the Company's financial statements totaled $12,594,950 in 2005 and $9,485,896 in 2004. Net periodic postretirement benefit cost allocated to the Company for the years ended December 31, 2005, 2004 and 2003 was $2,050,172, $1,583,172 and $2,106,010, respectively.

The weighted-average asset allocations of Employers Mutual's defined benefit retirement plan as of the measurement dates of November 1, 2005 and 2004 are as follows:

	Plan assets at November 1,	
Asset category:	**2005**	2004
Equity securities	**58.0%**	56.0%
Debt securities	**30.0%**	32.0%
Real estate	**12.0%**	12.0%
Total	**100.0%**	100.0%

Employers Mutual has hired Principal Financial Advisors, Inc. to manage the asset allocation strategy for its defined benefit retirement plan (herein referred to as Fund Selection Service). The asset allocation strategy and process of the Fund Selection Service consists of a long-term, risk-controlled approach using diversified investment options with a minimal exposure to volatile investment options like derivatives. The long-term strategy of the Fund Selection Service is foremost preserving plan assets from downside market risk, while secondarily out-performing its peers over a full market cycle. The investment process of Fund Selection Service uses a diversified allocation of equity, debt and real estate exposures that are customized to each plan's cash flow needs.

The Fund Selection Service reviews a plan's assets and liabilities with an emphasis on forecasting a plan's cash flow needs. This forecast calculates the allocation percentage of fixed income assets needed to cover the liabilities of each plan. The model is quantitatively based and evaluates the plan's current assets plus five years of deposit projections and compares it to the current monthly benefit payments and the emerging benefit liabilities for the next ten years. The data for the deposits and emerging liabilities is provided from the plan's actuarial valuation, while the current assets and monthly benefit payments data is provided from Principal Life Insurance Company's retirement plan account system.

The weighted-average asset allocations of Employers Mutual's postretirement benefit plans as of the measurement dates of November 1, 2005 and 2004 are as follows:

	Plan assets at November 1,	
Asset category:	**2005**	2004
Life insurance policies	**45.8%**	52.8%
Short-term investments	**8.4%**	13.8%
Equity securities	**34.5%**	22.1%
Debt securities	**11.3%**	10.3%
Real estate	**0.0%**	1.0%
Total	**100.0%**	100.0%

Plan assets for Employers Mutual's postretirement benefit plans are primarily invested in universal life insurance policies issued by EMC National Life Company, an affiliate of Employers Mutual. The assets supporting these universal life insurance policies are invested in S&P 500 mutual funds and debt securities and have a guaranteed interest rate of 4.5 percent.

Employers Mutual plans to contribute approximately $13,000,000 to the defined benefit retirement plan and $4,777,000 to the postretirement benefit plans' VEBA trusts in 2006.

The Company participates in several other retirement plans sponsored by Employers Mutual, including a 401(k) Plan and an Executive Non-Qualified Excess Plan. The Company's share of expenses for these plans amounted to $1,064,546, $1,139,411 and $912,103 in 2005, 2004 and 2003, respectively.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid over the next ten years:

		Postretirement benefits		
	Pension benefits	Gross	Medicare subsidy	Net
2006	$ 12,438,644	$ 2,282,792	$ 230,452	$ 2,052,340
2007	11,141,648	2,644,554	270,740	2,373,814
2008	11,932,380	3,099,936	325,340	2,774,596
2009	13,318,031	3,680,731	378,352	3,302,379
2010	14,476,966	4,276,528	453,823	3,822,705
2011 - 2015	87,274,718	30,209,754	3,716,634	26,493,120

12. STOCK PLANS

The Company has no stock-based compensation plans of its own; however, Employers Mutual has several stock plans which utilize the common stock of the Company. Employers Mutual can provide the common stock required under its plans by: 1) using shares of common stock that it currently owns; 2) purchasing common stock on the open market; or 3) directly purchasing common stock from the Company at the current fair value. Employers Mutual has historically purchased common stock from the Company for use in its incentive stock option plans and its non-employee director stock purchase plan. Employers Mutual generally purchases common stock on the open market to fulfill its obligations under its employee stock purchase plan.

Incentive Stock Option Plans

Employers Mutual maintains two separate stock option plans for the benefit of officers and key employees of Employers Mutual and its subsidiaries. A total of 1,000,000 shares have been reserved for issuance under the 1993 Employers Mutual Casualty Company Incentive Stock Option Plan (1993 Plan) and a total of 500,000 shares of the Company's common stock were initially reserved for the 2003 Employers Mutual Casualty Company Incentive Stock Option Plan (2003 Plan). Effective September 14, 2005, an additional 1,000,000 shares were registered for use in the 2003 Plan.

There is a ten year time limit for granting options under the plans. Options can no longer be granted under the 1993 Plan. Options granted under the plans have a vesting period of two, three, four or five years with options becoming exercisable in equal annual cumulative increments. Option prices cannot be less than the fair value of the stock on the date of grant.

The Senior Executive Compensation and Stock Option Committee (the "Committee") of Employers Mutual's Board of Directors (the "Board") is the administrator of the plans. Options granted are initially determined by the Committee and subsequently approved by the Board. In 2004, the Company's Board of Directors established its own Compensation Committee (the "Company Compensation Committee") and, commencing in 2005, the Company Compensation Committee considered and approved all stock options granted to the Company's executive officers.

During 2005, 255,200 options were granted under the 2003 Plan to eligible participants at a price of $19.35 and 96,173 options were exercised under the plans at prices ranging from $16.89 to $21.69. A summary of the activity under Employers Mutual's incentive stock option plans for 2005, 2004 and 2003 is as follows:

	2005		2004		2003	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding, beginning of year	**583,538**	**$ 14.34**	630,615	$ 12.86	678,757	$ 11.65
Granted	**255,200**	**19.35**	70,025	22.28	113,225	16.88
Exercised	**(96,173)**	**11.10**	(108,648)	11.21	(157,392)	10.50
Expired	**(8,566)**	**15.16**	(8,454)	10.03	(3,975)	13.96
Outstanding, end of year	**733,999**	**16.50**	583,538	14.34	630,615	12.86
Exercisable, end of year	**332,459**	**$ 13.18**	332,918	$ 12.33	349,960	$ 11.85

	December 31, 2005				
	Options outstanding			Options exercisable	
Range of option exercise prices	Number outstanding	Weighted-average exercise price	Weighted-average remaining contractual life	Number exercisable	Weighted-average exercise price
$ 9.25 - $12.69	**174,984**	**$ 10.35**	**3.89**	**172,844**	**$ 10.34**
13.25 - 16.88	**175,880**	**15.61**	**5.02**	**110,005**	**14.86**
18.30 - 22.28	**383,135**	**19.71**	**8.50**	**49,610**	**19.37**
	733,999	**16.50**	**6.57**	**332,459**	**13.18**

Employee Stock Purchase Plan

A total of 500,000 shares of the Company's common stock have been reserved for issuance under the Employers Mutual Casualty Company 1993 Employee Stock Purchase Plan. Any employee who is employed by Employers Mutual or its subsidiaries on the first day of the month immediately preceding any option period is eligible to participate in the plan. Participants pay 85 percent of the fair market value of the stock purchased, which is fully vested on the date purchased. The plan is administered by the Board of Employers Mutual and the Board has the right to amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. Expenses allocated to the Company in connection with this plan totaled $14,062, $9,752 and $13,214 in 2005, 2004 and 2003, respectively.

During 2005, a total of 16,573 options were exercised at prices of $15.29 and $16.70. Activity under the plan was as follows:

	Year ended December 31,		
	2005	2004	2003
Shares available for purchase, beginning of year	**274,791**	288,322	300,206
Shares purchased under plan	**(16,573)**	(13,531)	(11,884)
Shares available for purchase, end of year	**258,218**	274,791	288,322

Non-Employee Director Stock Purchase Plan

A total of 200,000 shares of the Company's common stock have been reserved for issuance under the 2003 Employers Mutual Casualty Company Non-Employee Director Stock Purchase Plan. All non-employee directors of Employers Mutual and its subsidiaries and affiliates who are not serving on the "Disinterested Director Committee" of the Board of Employers Mutual as of the beginning of the option period are eligible to participate in the plan. Each eligible director can purchase shares of common stock at 75 percent of the fair value of the stock in an amount equal to a minimum of 25 percent to a maximum of 100 percent of their annual cash retainer. The plan will continue through the option period for options granted at the 2012 annual meetings. The plan is administered by the Disinterested Director Committee of the Board. The Board may amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. The Employers Mutual Casualty Company Non-Employee Director Stock Purchase Plan previously in place expired on May 20, 2003 and the remaining 139,328 shares were deregistered. Expenses allocated to the Company in connection with these plans totaled $12,893, $4,080 and $1,878 in 2005, 2004 and 2003, respectively.

During 2005, a total of 9,388 options were exercised at prices ranging from $17.49 to $20.44. Activity under the plans was as follows:

	Year ended December 31,		
	2005	2004	2003
Shares available for purchase, beginning of year	**196,797**	198,156	141,197
Shares purchased under expired plan	-	-	(1,869)
Shares deregistered under expired plan	-	-	(139,328)
Shares registered for use in 2003 plan	-	-	200,000
Shares purchased under 2003 plan	**(9,388)**	(1,359)	(1,844)
Shares available for purchase, end of year	**187,409**	196,797	198,156

Dividend Reinvestment Plan

The Company maintains a dividend reinvestment and common stock purchase plan which provides stockholders with the option of reinvesting cash dividends in additional shares of the Company's common stock. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan and may sell shares of common stock through the plan. Employers Mutual participated in the Dividend Reinvestment Plan in 2003 and 2004, reinvesting 50 percent of its dividends in additional shares of the Company's common stock in all but the second and third quarters of 2003, when it reinvested 75 percent and 25 percent, respectively. Due to its participation in the Company's stock offering, Employers Mutual discontinued its participation in the plan as of the third quarter of 2004. Activity under the plan was as follows:

	Year ended December 31,		
	2005	2004	2003
Shares available for purchase, beginning of year	**208,820**	271,838	416,899
Shares purchased under plan	**(7,786)**	(63,018)	(145,061)
Shares available for purchase, end of year	**201,034**	208,820	271,838
Range of purchase prices	**$ 16.95 to $ 20.97**	$ 18.75 to $ 24.97	$ 16.98 to $ 21.32

Stock Purchase Plan

During the second quarter of 2005 Employers Mutual initiated a $15 million stock purchase program under which Employers Mutual will purchase shares of the Company's common stock in the open market. This purchase program does not have an expiration date. The timing and terms of the purchases are determined by management based on market conditions and are conducted in accordance with the applicable rules of the Securities and Exchange Commission. During 2005, Employers Mutual purchased 497,348 shares of the Company's common stock under this plan at an average cost of $17.97 per share.

13. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value for fixed maturities, equity securities and short-term investments is based on quoted market prices, where available, or on values obtained from independent pricing services (see note 8).

The carrying value of the surplus notes approximates their estimated fair value since their interest rates approximate current interest rates and the companies' credit ratings have not changed.

Other long-term investments, consisting primarily of holdings in limited partnerships and limited liability companies, are valued by the various fund managers. In management's opinion, these values reflect fair value at December 31, 2005.

The estimated fair value of the Company's financial instruments is summarized below.

	Carrying amount	Estimated fair value
December 31, 2005		
Assets:		
Fixed maturity securities:		
Held-to-maturity	**$ 19,794,406**	**$ 20,179,208**
Available-for-sale	**795,056,093**	**795,056,093**
Equity securities available-for-sale	**93,343,172**	**93,343,172**
Short-term investments	**37,345,456**	**37,345,456**
Other long-term investments	**4,269,566**	**4,269,566**
Liabilities:		
Surplus notes	**36,000,000**	**36,000,000**
December 31, 2004		
Assets:		
Fixed maturity securities:		
Held-to-maturity	$ 29,205,871	$ 30,593,606
Available-for-sale	619,654,403	619,654,403
Equity securities available-for-sale	78,692,893	78,692,893
Short-term investments	46,238,853	46,238,853
Other long-term investments	5,550,093	5,550,093
Liabilities:		
Surplus notes	36,000,000	36,000,000

14. LEASES, COMMITMENTS AND CONTINGENT LIABILITIES

One of the Company's property and casualty insurance subsidiaries leases office facilities in Bismarck, North Dakota with lease terms expiring in 2014. Employers Mutual has entered into various leases for branch and service office facilities with lease terms expiring through 2017. All lease costs are included as expenses under the pooling agreement after allocation of the portion of these expenses to the subsidiaries that do not participate in the pool. The following table reflects the lease commitments of the Company as of December 31, 2005.

	Payments due by period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Lease Commitments					
Real estate operating leases	$ 9,258,516	$ 1,356,340	$ 2,587,044	$ 2,241,782	$ 3,073,350

Estimated guaranty fund assessments of $1,493,325 and $1,206,984, which are used by states to pay claims of insolvent insurers domiciled in that state, have been accrued as of December 31, 2005 and 2004, respectively. The guaranty fund assessments are expected to be paid over the next two years, with premium tax offsets of $1,779,606 expected to be realized within ten years of the payments. Estimated second-injury fund assessments of $1,871,969 and $1,389,590, which are designed to encourage employers to employ a worker with a pre-existing disability, have been accrued as of December 31, 2005 and 2004, respectively. The second-injury fund assessment accruals are based on projected loss payments. The periods over which the assessments will be paid is not known.

The participants in the pooling agreement have purchased annuities from life insurance companies, under which the claimant is payee, to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company's share of loss reserves eliminated by the purchase of these annuities was $861,438 at December 31, 2005. The Company has a contingent liability of $861,438 should the issuers of these annuities fail to perform under the terms of the annuities. The Company's share of the amount due from any one life insurance company does not equal or exceed one percent of its subsidiaries' policyholders' surplus.

The Company and Employers Mutual and its other subsidiaries are parties to numerous lawsuits arising in the normal course of the insurance business. The Company believes that the resolution of these lawsuits will not have a material adverse effect on its financial condition or its results of operations. The companies involved have reserves which are believed adequate to cover any potential liabilities arising out of all such pending or threatened proceedings.

15. UNAUDITED INTERIM FINANCIAL INFORMATION

	Three months ended,			
	March 31	June 30	September 30	December 31
2005				
Total revenues	**$ 111,050,318**	**$ 115,383,557**	**$ 115,322,478**	**$ 119,055,647**
Income before income tax expense	**$ 14,585,434**	**$ 6,349,243**	**$ 11,211,216**	**$ 27,963,929**
Income tax expense	**4,082,838**	**1,188,585**	**2,882,495**	**8,946,859**
Net income	**$ 10,502,596**	**$ 5,160,658**	**$ 8,328,721**	**$ 19,017,070**
Net income per share - basic and diluted*	**$ 0.77**	**$ 0.38**	**$ 0.61**	**$ 1.40**
2004				
Total revenues	$ 91,209,265	$ 94,296,170	$ 96,455,388	$ 98,397,887
Income (loss) before income tax expense (benefit)	$ 12,363,360	$ 3,775,979	$ 1,641,750	$ (2,210,092)
Income tax expense (benefit)	4,014,265	310,043	(216,710)	(1,721,284)
Net income (loss)	$ 8,349,095	$ 3,465,936	$ 1,858,460	$ (488,808)
Net income (loss) per share - basic and diluted*	$ 0.72	$ 0.30	$ 0.16	$ (0.04)
2003				
Total revenues	$ 86,646,867	$ 90,215,736	$ 92,594,260	$ 92,900,176
Income before income tax expense (benefit)	$ 9,543,476	$ 1,419,592	$ 8,922,814	$ 8,096,414
Income tax expense (benefit)	3,097,798	(10,600)	2,540,710	2,005,265
Net income	$ 6,445,678	$ 1,430,192	$ 6,382,104	$ 6,091,149
Net income per share - basic and diluted*	$ 0.57	$ 0.12	$ 0.56	$ 0.53

* Since the weighted-average shares for the quarters are calculated independent of the weighted-average shares for the year, quarterly net income (loss) per share may not total to annual net income (loss) per share.

GLOSSARY

Assumed Reinsurance - When one or more insurers, in exchange for a share of the premium, accepts responsibility to indemnify risk underwritten by another as reinsurance. See "Reinsurance."

Catastrophe and Storm Losses - Losses from the occurrence of an earthquake, hurricane, explosion, flood, hail storm or other similar event which results in substantial loss.

Ceded Reinsurance - The transfer of all or part of the risk of insurance loss from an insurer to another as reinsurance. See "Reinsurance."

Combined Ratio - A measure of property/casualty underwriting results. It is the ratio of claims, settlement and underwriting expenses to insurance premiums. When the combined ratio is under 100%, underwriting results are generally profitable; when the ratio is over 100%, underwriting results are generally unprofitable. Underwriting results do not include net investment income, which may make a significant contribution to overall profitability.

Deferred Policy Acquisition Costs - The capitalization of commissions, premium taxes and other expenses related to the production of insurance business. These costs are deferred and amortized in proportion to related premium revenue.

Excess of Loss Reinsurance - Coverage for the portion of losses which exceed predetermined retention limits.

Generally Accepted Accounting Principles (GAAP) - The set of practices and procedures that provides the framework for financial statement measurement and presentation. Financial statements in this report were prepared in accordance with U.S. GAAP.

Incurred But Not Reported (IBNR) – An estimate of liability for losses that have occurred but not yet been reported to the insurer. For reinsurance business IBNR may also include anticipated increases in reserves for claims that have previously been reported.

Incurred Losses and Settlement Expenses - Claims and settlement expenses paid or unpaid for which the Company has become liable for during a given reporting period.

Loss Reserve Development - A measure of how the latest estimate of an insurance company's claim obligations compares to an earlier projection. This is also referred to as the increase or decrease in the provision for insured events of prior years.

Net Investment Income - Dividends and interest earned during a specified period from cash and invested assets, reduced by related investment expenses.

Net Investment Yield - Net investment income divided by average invested assets.

Other-Than-Temporary Investment Impairment Loss – A realized investment loss that is recognized when an investment's fair value declines below its carrying value and the decline is deemed to be other-than-temporary.

Pooling Agreement - A joint underwriting operation in which the participants assume a predetermined and fixed interest in the premiums, losses, expenses and profits of insurance business.

Premiums - Amounts paid by policyholders to purchase insurance coverages.

Earned Premium - The recognition of the portion of written premiums directly related to the expired portion of an insurance policy for a given reporting period.

Net Written Premiums - Premiums written during a given reporting period, net of assumed and ceded reinsurance, which correlate directly to the insurance coverage provided.

Unearned Premium - The portion of written premium which would be returned to a policyholder upon cancellation.

Written Premium - The cost of insurance coverage. Written premiums refer to premiums for all policies sold during a specified accounting period.

Quota Share Reinsurance Agreement – A form of reinsurance in which the reinsurer assumes a stated percentage of all premiums, losses and related expenses in a given class of business.

Realized Investment Gains/Losses - The amount of net gains/losses realized when an investment is sold at a price higher or lower than its original cost or carrying amount. Also the amount of loss recognized when an investment's carrying value is reduced to fair value due to an impairment in the fair value of that investment.

Reinsurance - The contractual arrangement by which one or more insurers, called reinsurers, in exchange for premium payments, agree to assume all or part of a risk originally undertaken by another insurer. Reinsurance "spreads risk" among insurance enterprises, allowing individual companies to reduce exposure to losses and provide additional capacity to write insurance.

Reserves - The provision for the estimated future cost of all unpaid claims. The total includes known claims as well as amounts for claims that have occurred but have not been reported to the insurer (IBNR).

Return on Equity (ROE) - Net income divided by average stockholders' equity.

Risk-Based Capital - A model developed by the National Association of Insurance Commissioners which attempts to measure the minimum statutory capital needs of property and casualty insurance companies based upon the risks in a company's mix of products and investment portfolio.

Settlement Expenses - Expenses incurred in the process of investigating and settling claims.

Statutory Accounting - Accounting practices used by insurance companies to prepare financial statements submitted to state regulatory authorities. Statutory accounting differs from GAAP in that it stresses insurance company solvency rather than the matching of revenues and expenses.

Underwriting Gain/Loss - Represents insurance premium income less insurance claims, settlement and underwriting expenses.

Unrealized Holding Gains/Losses on Investments - Represents the difference between the current market value of investments and the basis at the end of a reporting period.

Shareholder Information

PRICES AND DIVIDENDS PAID *(by quarter as reported by NASDAQ)*

	2005			2004		
	High	**Low**	**Dividend**	**High**	**Low**	**Dividend**
1st Quarter	$22.08	$17.02	$0.15	$24.60	$20.00	$0.15
2nd Quarter	$19.00	$15.84	$0.15	$25.51	$19.11	$0.15
3rd Quarter	$19.35	$17.03	$0.15	$24.00	$18.65	$0.15
4th Quarter	$20.50	$17.11	$0.16	$22.50	$19.74	$0.15
Close on Dec. 31	$19.94			$21.64		

Common Stock

EMC Insurance Group Inc.'s common stock trades on the NASDAQ National Market tier of the NASDAQ Stock Market under the symbol EMCI. As of February 28, 2006, the number of registered shareholders was 1,118.

There are certain regulatory restrictions relating to the payment of dividends by Group's insurance subsidiaries. (See Note 6 of Notes to Consolidated Financial Statements.) It is the present intention of Group's Board of Directors to declare quarterly cash dividends, but the amount and timing thereof, if any, is to be determined by the Board of Directors at its discretion.

Dividend Reinvestment And Common Stock Purchase Plan

A dividend reinvestment and common stock purchase plan provides shareholders with the option of receiving additional shares of common stock instead of cash dividends. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan and may sell shares of common stock through the plan. (See Note 12 of Notes to Consolidated Financial Statements.) Employers Mutual Casualty Company participated in the Dividend Reinvestment Plan in 2002, 2003 and the first two quarters of 2004, reinvesting 50 percent of its dividends in additional shares of the Company's common stock in all but the second and third quarters of 2003, when it reinvested 75 percent and 25 percent, respectively, and in 2002, when it reinvested 25 percent. Due to its participation in the Company's recent stock offering in 2004, Employers Mutual discontinued its participation in the plan as of the third quarter of 2004. More information about the plan can be obtained by calling UMB Bank, n.a., the stock transfer agent and plan administrator.

Shareholder Services

CORPORATE HEADQUARTERS

717 Mulberry Street
Des Moines, IA 50309
515-280-2511
EMCIns.Group@EMCIns.com

TRANSFER AGENT

UMB Bank, n.a.
Securities Transfer Division
P.O. Box 419064
Kansas City, MO 64141-6064
800-884-4225

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
801 Grand Avenue, Suite 3000
Des Moines, IA 50309

SEC COUNSEL

Nyemaster, Goode, West, Hansell & O'Brien, P.C.
700 Walnut Street, Suite 1600
Des Moines, IA 50309

INSURANCE COUNSEL

Bradshaw, Fowler, Proctor and Fairgrave
801 Grand Avenue, Suite 3700
Des Moines, IA 50309

ANNUAL MEETING

We welcome attendance at our annual meeting on May 25, 2006, at 1:30 p.m. CDT.

EMC Insurance Companies
700 Walnut Street
Des Moines, IA 50309

INFORMATION AVAILABILITY

Anyone interested in EMC Insurance Group Inc. can request news releases, annual reports, Forms 10-Q and 10-K, quarterly financial statements and other information at no cost by contacting:

Investor Relations
Anita Lake Novak
EMC Insurance Group Inc.
717 Mulberry Street
Des Moines, IA 50309
phone: 515-280-2515
fax: 515-280-2895
email:
EMCIns.Group@EMCIns.com
website:
www.emcinsurance.com

Our mission is to create shareholder value through customer satisfaction and employee commitment to excellence, and is designed to directly coincide with our parent organization's mission – to grow profitably through partnership with independent insurance agents and to enhance the ability of our partners to deliver quality financial protection to the people and businesses we mutually serve.

EMC®
Insurance Group Inc.

717 Mulberry Street
Des Moines, Iowa 50309
515-280-2511
800-447-2295
EMCIns.Group@EMCIns.com

www.emcinsurance.com